04046105

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME New World Development Co Ltd

*CURRENT ADDRESS 30/F, New World Tower
18 Queen's Road Central
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004
THOMSON FINANCIAL

FILE NO. 82- 2971 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
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OICF/BY: GBL

DAT : 11/12/04

New World Development Company Limited






新渡輪 FIRST FERRY


新世界傳動網
New World Mobility

interim report 2002/2003

	Six months ended 31 December 2002 (HK$m)	2001 (HK$m)	Change
Turnover	**10,961.6**	12,748.6	(14.0%)
Operating Profit (before interest and taxation)	**681.3**	1,992.9	(65.8%)
Share of Results of Associated Companies and Jointly Controlled Entities	**520.0**	175.1	197.0%
Profit Attributable to Shareholders	**52.5**	1,035.1	(94.9%)
Net Cash Inflow from Operating Activities	**229.5**	1,148.3	(80.0%)
Total Assets	**127,364.5**	128,290.9	(0.7%)

Chairman's Statement

To Our Shareholders,

Economic cycle is just like riding on a ferris wheel. Hong Kong has gone through many ups and downs in the past. Unavoidably, one needs to go through the lowest point before reaching the peak again. Though the global economy is still vulnerable, I believe Hong Kong will soon recover from the doldrums with the people's resilience in the face of economic adversity.

The sluggish economy and high unemployment rate cast a shadow over the property sector. The measures imposed by the government helps in November 2002 to stabilize the market. Though it may still take a short while for the market to absorb the unsold inventory, the sector should soon become healthy and prosperous again.

In 2002, China's economy continues to grow at an enviable pace when compared to other parts of the world. In addition, China has gained the global recognition by having the successful WTO accession, winning the hosting of 2008 Olympics in Beijing and 2010 World Expo in Shanghai.

Going forward, China will continue to be one of the major economic forces in the world. Hong Kong is uniquely positioned as the best place to integrate with fast-growing Pearl River Delta Region and to capitalise on the persistent growth and prospect of China's economy and market. With the Group's firm establishment in Hong Kong and Mainland China, we have a major competitive advantage in terms of being able to grasp future opportunities to benefit our growth.

Dr. Cheng Yu-Tung
Chairman
Hong Kong, 20 March 2003

To Our Shareholders,

The world is evolving in a rapid pace. Everyone needs to always be prepared for changes. This is also true for a responsible company like New World. Our recent successful completion of the restructuring turns a new page for the Group. With the support from you - the Shareholders, the reorganisation unlocks hidden potential of each subsidiary, creates greater business focus, streamlines organization structure and rematches assets and liabilities for New World Group.

In Hong Kong, the local economy remains to be weak with the unemployment rate still at a record high level. The property sector, together with the supporting industries like construction and engineering, is unavoidably adversely affected. For the period under review, New World Development reported a net profit of HK$52.5 million. The shortfall against same period in previous year was mainly due to the sharp drop in property sales contribution because of the absence of the sale of Regent Hotel as well as less property sales booked this period.

The other divisions like property rentals, hotel and restaurants, traditional infrastructure, services, telecommunications all recorded a healthy growth with current backdrop of economic uncertainty. Going forward, the breadth and maturity of our own businesses is allowing us to weather the prevailing storms.

At New World, we believe that successful relationships are built on communication and trust. As a public listed company, we are committed to keeping communication channels open to investors, fund managers, and other members of the financial and investment community, as well as our employees and members of our greater community. Guided by this principle, we have dedicated ourselves to be both accessible and informative by sharing with all parties our progress and achievements, our challenges and strategies, and, most important of all, our vision and mission.

Dr. Cheng Kar-Shun, Henry
Managing Director
Hong Kong, 20 March 2003

Condensed Consolidated Profit and Loss Account

	Note	Unaudited Six months ended 31 December 2002 HK$m	2001 HK$m
Turnover	2	**10,961.6**	12,748.6
Cost of sales		**(8,397.9)**	(7,798.7)
Gross profit		**2,563.7**	4,949.9
Other revenues		**20.1**	8.2
Other income/(charge)	3	**7.0**	(882.9)
Selling and marketing expenses		**(206.9)**	(194.4)
Administrative expenses		**(458.6)**	(467.2)
Other operating expenses		**(1,244.0)**	(1,420.7)
Operating profit before financing costs and income	2	**681.3**	1,992.9
Financing costs		**(860.0)**	(867.1)
Financing income		**189.5**	282.5
Operating profit	4	**10.8**	1,408.3
Share of results of			
Associated companies		**235.4**	112.6
Jointly controlled entities		**284.6**	62.5
Profit before taxation		**530.8**	1,583.4
Taxation	5	**(224.3)**	(262.6)
Profit after taxation		**306.5**	1,320.8
Minority interests		**(254.0)**	(285.7)
Profit attributable to shareholders		**52.5**	1,035.1
Interim dividend		**131.5**	214.9
Earnings per share	6		
Basic		**HK$0.02**	HK$0.49
Fully diluted		**N/A**	N/A
Interim dividend per share		**HK$0.06**	HK$0.10

	Note	Unaudited 31 December 2002 HK$m	Audited 30 June 2002 HK$m
Goodwill	7	**132.6**	123.3
Fixed assets	8	**40,304.2**	41,046.1
Associated companies		**8,996.8**	8,871.9
Jointly controlled entities		**28,998.7**	28,424.8
Other investments		**5,665.4**	6,148.0
Long term receivables		**1,113.1**	948.7
Total non-current assets		**85,210.8**	85,562.8
Current assets			
Properties held for sale		**23,594.6**	23,279.1
Stocks		**1,437.2**	1,394.0
Current portion of long term receivables		**26.1**	75.2
Other loans receivable		**100.0**	365.6
Debtors and prepayments	9	**9,531.9**	9,004.3
Cash and bank balances			
Restricted		**1,757.1**	2,404.4
Unrestricted		**5,706.8**	4,689.5
		42,153.7	41,212.1
Current liabilities			
Creditors and accrued charges	10	**12,015.1**	12,347.3
Contracts in progress		**484.1**	301.9
Deposits received on sale of properties		**–**	34.2
Bank loans and overdrafts			
Secured		**1,582.9**	1,528.2
Unsecured		**3,528.5**	2,190.1
Other unsecured loans		**47.8**	47.4
Current portion of long term liabilities		**14,350.0**	13,752.9
Taxation		**690.7**	859.6
		32,699.1	31,061.6
Net current assets		**9,454.6**	10,150.5
Employment of funds		**94,665.4**	95,713.3
Financed by			
Share capital	11	**2,166.4**	2,166.4
Reserves		**51,038.6**	51,268.3
Proposed interim dividend		**131.5**	–
Proposed final dividend		**216.6**	216.6
Shareholders' funds		**53,553.1**	53,651.3
Minority interests		**18,054.3**	18,069.8
Long term liabilities	12	**22,992.8**	23,929.3
Deferred taxation		**65.2**	62.9
Funds employed		**94,665.4**	95,713.3

	Unaudited Six months ended 31 December 2002 HK$m	2001 HK$m
Net cash inflow from operating activities	**229.5**	1,148.3
Net cash used in investing activities	**(602.6)**	(3,931.1)
Net cash generated from/(used in) financing activities	**592.4**	(568.0)
Increase/(decrease) in cash and cash equivalents	**219.3**	(3,350.8)
Cash and cash equivalents at beginning of the period	**3,211.8**	6,986.8
Effect of foreign exchange rate changes	**(16.7)**	(14.7)
Cash and cash equivalents at end of the period	**3,414.4**	3,621.3
Analysis of balances of cash and cash equivalents:		
Cash and bank balances	**5,119.3**	5,022.1
Bank overdrafts	**(1,704.9)**	(1,400.8)
	3,414.4	3,621.3

	Unaudited							
	Share capital	Capital redemption reserve account	Share premium	Asset re-valuation reserve	Capital reserve	General reserve	Retained profits	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m
Balance at 1 July 2002	2,166.4	37.7	19,232.4	15,125.2	558.6	572.9	15,958.1	53,651.3
Equity securities impairment loss charged to profit and loss account	–	–	–	110.3	–	–	–	110.3
Release of goodwill upon partial disposal of a jointly controlled entity	–	–	–	–	6.2	–	–	6.2
Goodwill impairment loss written back	–	–	–	–	(2.1)	–	–	(2.1)
Equity securities revaluation surplus realised upon disposal	–	–	–	(162.8)	–	–	–	(162.8)
Equity securities revaluation deficit realised upon disposal	–	–	–	25.4	–	–	–	25.4
Investment revaluation deficit for the period	–	–	–	(139.1)	–	–	–	(139.1)
Retained profit for the period	–	–	–	–	–	–	52.5	52.5
Transfer to capital reserve	–	–	–	–	2.1	–	(2.1)	–
Transfer to general reserve	–	–	–	–	–	9.6	(9.6)	–
Translation difference	–	–	–	–	–	–	11.4	11.4
	2,166.4	37.7	19,232.4	14,959.0	564.8	582.5	16,010.3	53,553.1
Representing:								
Balance at 31 December 2002	2,166.4	37.7	19,232.4	14,959.0	564.8	582.5	15,662.2	53,205.0
2002 final dividend proposed	–	–	–	–	–	–	216.6	216.6
2003 interim dividend proposed	–	–	–	–	–	–	131.5	131.5
	2,166.4	37.7	19,232.4	14,959.0	564.8	582.5	16,010.3	53,553.1

Condensed Consolidated Statement of Changes in Equity

	Unaudited							
	Share capital	Capital redemption reserve account	Share premium	Asset re-valuation reserve	Capital reserve	General reserve	Retained profits	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m
Balance at 1 July 2001								
as previously reported	2,134.0	37.7	19,047.4	20,088.6	475.7	538.5	15,112.7	57,434.6
Effect of adopting SSAP 9 (revised)	–	–	–	–	–	–	213.4	213.4
Balance at 1 July 2001 as restated	2,134.0	37.7	19,047.4	20,088.6	475.7	538.5	15,326.1	57,648.0
Investment impairment loss charged								
to profit and loss account	–	–	–	3.9	–	–	–	3.9
Disposal of hotel property	–	–	–	(2,501.6)	–	–	–	(2,501.6)
Release of capital reserve upon								
disposal of an associated company	–	–	–	–	(44.5)	–	–	(44.5)
Release of goodwill upon								
disposal of subsidiary companies	–	–	–	–	156.2	–	–	156.2
partial disposal of								
an associated company	–	–	–	–	1.1	–	–	1.1
disposal of an associated company	–	–	–	–	10.9	–	–	10.9
Investment revaluation deficit								
for the period	–	–	–	(103.0)	–	–	–	(103.0)
Investment revaluation deficit written								
back on disposal	–	–	–	28.7	–	–	–	28.7
Retained profit for the period	–	–	–	–	–	–	1,035.1	1,035.1
Transfer to general reserve	–	–	–	–	–	19.5	(19.5)	–
Translation difference	–	–	–	–	–	–	(31.4)	(31.4)
	2,134.0	37.7	19,047.4	17,516.6	599.4	558.0	16,310.3	56,203.4
Representing:								
Balance at 31 December 2001	2,134.0	37.7	19,047.4	17,516.6	599.4	558.0	15,882.0	55,775.1
2001 Final dividend proposed	–	–	–	–	–	–	213.4	213.4
2002 Interim dividend proposed	–	–	–	–	–	–	214.9	214.9
	2,134.0	37.7	19,047.4	17,516.6	599.4	558.0	16,310.3	56,203.4

1. Basis of preparation and accounting policies

These unaudited condensed consolidated accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants ("HKSA").

These condensed consolidated accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed consolidated accounts are consistent with those used in the annual accounts for the year ended 30 June 2002 except that the Group has changed certain of its accounting policies following its adoption of the following SSAPs issued by HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (Revised)	:	"Presentation of Financial Statements"
SSAP 11 (Revised)	:	"Foreign Currency Translation"
SSAP 15 (Revised)	:	"Cash Flow Statements"
SSAP 33	:	"Discontinuing Operations"
SSAP 34	:	"Employee Benefits"

A summary of their major effects is as follows:

SSAP 1 (Revised): Presentation of financial statements

SSAP 1 prescribes the basis for the presentation of accounts and sets out guidelines for their structure and minimum requirements for the content thereof. The main revision to this SSAP is to change the requirements from presenting a statement of recognised gains and losses to a statement of changes in equity. The condensed consolidated statement of changes in equity for the current interim period and the comparative figures have been presented in accordance with the revised SSAP.

SSAP 11 (Revised): Foreign currency translation

The balance sheet of subsidiary companies, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

In prior periods, the profit and loss of foreign enterprises was translated at closing rate. This is a change in accounting policy, however, the translation of the profit and loss of foreign enterprises in prior periods has not been restated as the Directors consider that this would involve undue delay and expense.

SSAP 15 (Revised): Cash flow statements

SSAP 15 prescribes the provision of information about the historical changes in cash and cash equivalents by means of a cash flow statement which classifies cash flows during the period into operating, investing and financing activities. The condensed consolidated cash flow statement for the current interim period and the comparative figures have been presented in accordance with the revised SSAP.

1. Basis of preparation and accounting policies (con't)

SSAP 33: Discontinuing operations

SSAP 33 prescribes the basis for reporting information about discontinuing/discontinued operations. This SSAP has had no major impact on these condensed consolidated accounts.

SSAP 34: Employee benefits

SSAP 34 prescribes the accounting treatment and disclosures for employee benefits. This SSAP has had no major impact on these condensed consolidated accounts.

The adoption of these new SSAPs had no material effect on the Group's results.

2. Segment information

Group turnover represents all revenues from rental, property sales, construction and engineering, hotel and restaurant operations, infrastructure operations, telecommunication services, department store operations, financial services, property management, security service, transportation and other services.

An analysis of the Group's revenue and results for the period by business and geographical segments is as follows:

(a) Business segment

Six months ended 31 December 2002

	Rental HK$m	Property sales HK$m	Construction and engineering HK$m	Hotel and restaurant HK$m	Infra-structure HK$m	Telecom-munication HK$m	Others HK$m	Elimin-ations HK$m	Consolidated HK$m
External sales	789.5	487.8	4,228.5	833.1	265.3	1,381.6	2,975.8	-	10,961.6
Intra-segment sales	53.2	-	451.1	-	-	5.0	55.1	(564.4)	-
Total turnover	842.7	487.8	4,679.6	833.1	265.3	1,386.6	3,030.9	(564.4)	10,961.6
Segment results	459.7	(37.0)	123.7	153.8	104.7	92.6	20.7		918.2
Other income									7.0
Unallocated corporate expenses									(243.9)
Operating profit before financing costs and income									681.3
Financing costs									(860.0)
Financing income									189.5
Operating profit									10.8
Share of results of									
Associated companies	29.8	45.3	13.6	(8.3)	151.7	-	3.3		235.4
Jointly controlled entities	29.1	(193.6)	(0.1)	15.6	444.5	-	(10.9)		284.6
Profit before taxation									530.8
Taxation									(224.3)
Profit after taxation									306.5
Minority interests									(254.0)
Profit attributable to shareholders									52.5

Six months ended 31 December 2001

	Rental HK$m	Property sales HK$m	Construction and engineering HK$m	Hotel and restaurant HK$m	Infra-structure HK$m	Telecom-munication HK$m	Others HK$m	Elimin-ations HK$m	Consolidated HK$m
External sales	760.1	3,719.9	3,200.7	798.0	328.9	1,341.7	2,599.3	–	12,748.6
Intra-segment sales	81.3	–	712.1	0.3	–	3.6	53.1	(850.4)	–
Total turnover	841.4	3,719.9	3,912.8	798.3	328.9	1,345.3	2,652.4	(850.4)	12,748.6
Segment results	446.8	2,073.5	199.9	119.3	102.6	(6.3)	171.9		3,107.7
Other charge									(882.9)
Unallocated corporate expenses									(231.9)
Operating profit before financing costs and income									1,992.9
Financing costs									(867.1)
Financing income									282.5
Operating profit									1,408.3
Share of results of									
Associated companies	26.2	(37.4)	18.6	(1.4)	109.7	–	(3.1)		112.6
Jointly controlled entities	3.7	(263.1)	8.7	11.6	336.6	–	(35.0)		62.5
Profit before taxation									1,583.4
Taxation									(262.6)
Profit after taxation									1,320.8
Minority interests									(285.7)
Profit attributable to shareholders									1,035.1

(b) Geographical segments

	Turnover HK$m	Operating profit/(loss) before financing costs and income HK$m
Six months ended 31 December 2002		
Hong Kong and Southeast Asia	**8,480.6**	**991.7**
Mainland China	**2,481.0**	**(310.4)**
	10,961.6	**681.3**
Six months ended 31 December 2001		
Hong Kong and Southeast Asia	10,821.2	1,881.1
Mainland China	1,927.4	111.8
	12,748.6	1,992.9

Sales are based on the country in which the customers is located.

The turnover and operating profit before financing costs and income derived from the Group's activities in Southeast Asia comprised less than 10% of the Group's turnover and operating profit before financing costs and income.

	Six Months ended 31 December 2002 HK$m	2001 HK$m
3. Other income/(charge)		
Amortisation of goodwill:		
A jointly controlled entity	**(0.5)**	–
Subsidiary companies	**(4.5)**	–
Dilution loss on partial disposal of a subsidiary company	**(0.3)**	(75.3)
Write back of impairment loss of:		
Goodwill	**2.1**	–
Other investments	**2.2**	–
Impairment loss on:		
Fixed assets	**(35.0)**	–
Other investments	**(180.9)**	–
Loss on disposal of:		
Jointly controlled entities	**–**	(124.0)
Listed shares	**–**	(60.7)
Other investments	**(41.8)**	(13.7)
Fixed assets written off	**–**	(38.0)
Profit on disposal of:		
Associated companies	**–**	113.0
Jointly controlled entities	**9.9**	1.9
Other investments	**280.5**	–
Subsidiary companies	**17.5**	18.9
Provision for advances to joint ventures	**–**	(544.3)
Provision for diminution in value of properties held for sale	**–**	(58.0)
Provision for investment in:		
Deposit paid for joint venture	**(18.6)**	–
Jointly controlled entities	**(76.9)**	–
Properties held for sale	**(2.6)**	–
Unlisted shares	**(4.0)**	(128.2)
Surplus on liquidation of a subsidiary company	**16.8**	–
Write back provision for diminution in value of:		
Jointly controlled entities	**20.3**	–
Properties held for sale	**22.8**	25.5
	7.0	(882.9)

4. Operating profit

	2002 HK$m	2001 HK$m
Operating profit is stated after charging the following:		
Cost of inventories sold	**1,683.6**	1,775.2
Depreciation		
Leased fixed assets	**21.2**	22.5
Owned fixed assets	**583.6**	590.5
Fixed assets written off	**–**	38.0

5. Taxation

	Six months ended 31 December 2002 HK$m	2001 HK$m
Company and subsidiary companies		
Hong Kong profits tax	**117.7**	173.0
Overseas taxation	**8.8**	4.3
Deferred taxation	**2.2**	15.0
Associated companies		
Hong Kong profits tax	**14.6**	10.2
Overseas taxation	**24.0**	21.2
Jointly controlled entities		
Hong Kong profits tax	**15.7**	7.4
Overseas taxation	**41.3**	31.5
	224.3	262.6

Hong Kong profits tax is provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the period. Tax on overseas profits has been calculated on the estimated taxable profits for the period at the rate of taxation prevailing in the countries in which the Group operates.

6. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$52.5 million (2001: HK$1,035.1 million) and the weighted average number of 2,166.4 million (2001: 2,134.0 million shares) in issue during the period.

The conversion of the outstanding convertible bonds does not have any dilutive effective on the earnings per share for the current and previous period.

7. Goodwill

	As at 31 December 2002 HK$m	As at 30 June 2002 HK$m
Balance at beginning of the period	**123.3**	–
Acquisition of interests in subsidiary companies	**13.8**	131.8
Amortisation charge	**(4.5)**	(8.5)
Balance at end of the period	**132.6**	123.3

8. Fixed assets

	Investment properties HK$m	Hotel properties HK$m	Land and building HK$m	Toll roads, bridges and port facilities HK$m	Other assets HK$m	Assets under construction HK$m	Total HK$m
Net book value at 1 July 2002	15,752.6	6,722.0	3,327.5	5,624.1	5,247.1	4,372.8	41,046.1
Translation difference	–	–	(14.3)	–	(2.4)	–	(16.7)
Disposal of subsidiary companies	–	–	–	–	–	(1,512.0)	(1,512.0)
Transfer from joint development project	–	–	446.2	–	–	–	446.2
Additions	6.0	–	10.6	3.7	382.9	567.7	970.9
Transfer from properties under development	31.1	–	–	–	–	–	31.1
Disposals	–	–	(1.6)	(1.2)	(40.0)	–	(42.8)
Reclassification	369.8	–	0.7	–	286.7	(657.2)	–
Depreciation, amortisation, impairment and other movements	–	–	(66.0)	(110.4)	(427.2)	(15.0)	(618.6)
Net book value at 31 December 2002	16,159.5	6,722.0	3,703.1	5,516.2	5,447.1	2,756.3	40,304.2

9. Debtors and prepayments

Debtors and prepayments include trade debtors, amounts advanced to investee companies, deposits and prepayments. The Group has various credit policies for different business operations depending on the requirements of the markets and business in which the subsidiary companies operate. Sales proceeds receivables from sale of properties and retention money receivables in respect of construction and engineering services are settled in accordance with the terms of respective contracts. Ageing analysis of trade debtors is as follows:

	As at 31 December 2002 HK$m	As at 30 June 2002 HK$m
– Current to 30 days	**2,878.9**	2,455.0
– 31 to 60 days	**372.8**	240.8
– Over 60 days	**1,348.6**	1,958.2
	4,600.3	4,654.0

10. Creditors and accrued charges

Included in creditors and accrued charges are trade creditors with their ageing analysis as follows:

	As at 31 December 2002 HK$m	As at 30 June 2002 HK$m
– Current to 30 days	**2,143.8**	4,080.4
– 31 to 60 days	**244.2**	272.7
– Over 60 days	**3,999.4**	2,178.6
	6,387.4	6,531.7

11. Share capital

	As at 31 December 2002 No. of shares (million)	**As at 31 December 2002 HK$m**	As at 30 June 2002 No. of shares (million)	As at 30 June 2002 HK$m
Authorised:				
Shares of HK$1.00 each				
Balance at beginning and end of the period	**2,500.0**	**2,500.0**	2,500.0	2,500.0
Issued and fully paid:				
Shares of HK$1.00 each				
Balance at beginning of the period	**2,166.4**	**2,166.4**	2,134.0	2,134.0
Issued as scrip dividends	**–**	**–**	32.4	32.4
Balance at end of the period	**2,166.4**	**2,166.4**	2,166.4	2,166.4

12. Long term liabilities

	As at 31 December 2002 HK$m	As at 30 June 2002 HK$m
Bank loans		
Secured	**10,317.2**	9,151.4
Unsecured	**17,857.0**	19,272.7
Other secured loans wholly payable within five years	**–**	250.0
Other unsecured loans		
Wholly repayable within five years	**551.0**	551.0
Not wholly repayable within five years	**60.7**	59.5
Obligations under finance leases wholly payable within five years	**169.5**	115.1
	28,955.4	29,399.7
Convertible bonds	**4,033.1**	4,063.5
Loans from minority shareholders	**2,538.5**	2,546.6
Deferred income	**693.9**	642.7
Long term accounts payable	**1,121.9**	1,029.7
	37,342.8	37,682.2
Amounts repayable within one year included in current liabilities	**(14,350.0)**	(13,752.9)
	22,992.8	23,929.3

	Secured bank loans HK$m	**Unsecured bank loans** HK$m	**Other secured loans** HK$m	**Other unsecured loans** HK$m	**Obligations under finance leases** HK$m	**Total** HK$m
The maturity of long term borrowings at 31 December 2002 is as follows:						
Of less than one year	**1,871.8**	**10,624.0**	**–**	**351.0**	**66.1**	**12,912.9**
Of more than one year, but not exceeding two years	**2,182.8**	**1,083.3**	**–**	**200.0**	**79.1**	**3,545.2**
Of more than two years, but not exceeding five years	**6,087.4**	**6,149.7**	**–**	**–**	**24.3**	**12,261.4**
Of more than five years	**175.2**	**–**	**–**	**60.7**	**–**	**235.9**
	10,317.2	**17,857.0**	**–**	**611.7**	**169.5**	**28,955.4**
The maturity of long term borrowings at 30 June 2002 is as follows:						
Of less than one year	931.4	10,371.1	250.0	351.0	39.3	11,942.8
Of more than one year, but not exceeding two years	1,765.8	2,136.9	–	200.0	55.4	4,158.1
Of more than two years, but not exceeding five years	6,041.6	6,764.7	–	–	20.4	12,826.7
Of more than five years	412.6	–	–	59.5	–	472.1
	9,151.4	19,272.7	250.0	610.5	115.1	29,399.7

13. Commitments

	As at 31 December 2002 HK$m	As at 30 June 2002 HK$m
(a) Capital commitments		
(i) Contracted but not provided for		
Fixed assets	**531.5**	713.3
An associated company	**–**	49.5
Jointly controlled entities	**209.5**	258.6
	741.0	1,021.4
(ii) Authorised but not contracted for		
Fixed assets	**261.6**	248.3
Jointly controlled entities	**–**	628.8
	261.6	877.1
(b) The Group's share of capital commitments committed by the jointly controlled entities not included above are as follows:		
Contracted but not provided for	**171.0**	171.8
Authorised but not contracted for	**66.0**	89.4
	237.0	261.2
(c) Commitments under operating leases payable		
The future aggregate lease payments under non-cancellable operating leases are as follows:		
Land and buildings		
In the first year	**316.5**	351.2
In the second to fifth year inclusive	**490.5**	664.9
After the fifth year	**1,271.8**	1,755.1
	2,078.8	2,771.2
Other equipment		
In the first year	**24.9**	21.2
In the second to fifth year inclusive	**8.2**	19.7
	2,111.9	2,812.1

13. Commitments (con't)

(d) As at 31 December 2002, the Group had issued performance guarantees amounting to approximately HK$340.6 million (30 June 2002: HK$316.2 million), in respect of mortgage facilities granted by certain banks relating to the mortgage loans arranged for certain purchasers of property projects developed by a subsidiary and certain jointly controlled entities of the Group. Pursuant to the terms of the performance guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principals together with accrued interest owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal title and possession of the related properties.

(e) A subsidiary company and certain jointly controlled entities are parties to agreements with third parties in respect of the joint development of Container Terminal 9 in Hong Kong, the related berth swap arrangement and the funding thereof. The Group's attributable share of capital commitments as at 31 December 2002 has been disclosed in (a) above.

One of the jointly controlled entities has obtained banking facilities to finance its share of development cost at Container Terminal 9. The Group has given guarantee in respect of the banking facilities and is included in note 14.

In the event of default of any of the other shareholders of the jointly controlled entities, independent third parties, the relevant subsidiary companies and jointly controlled entities will be required to provide additional funds for the project. The Group has given guarantees in respect of these obligations of the subsidiary companies and jointly controlled entities to provide additional funds. If the Group is required to fulfil its obligations under the guarantees, the maximum amount of the additional commitment assumed, in addition to the Group's share of the capital commitments as disclosed above, will be HK$1,572.0 million (30 June 2002: HK$1,482.0 million) out of which approximately HK$929.0 million (30 June 2002: HK$876.0 million) has been counter-indemnified by an associated company.

14. Contingent liabilities

	As at 31 December 2002 HK$m	As at 30 June 2002 HK$m
Guarantees for performance bonds in respect of:		
Construction contracts undertaken by the Group	**100.8**	1,140.4
Others	**322.4**	384.7
Guarantees for credit facilities granted to:		
Associated companies	**1,294.2**	1,188.1
Investee companies included under other investments	**82.2**	5.5
Jointly controlled entities	**4,784.4**	4,059.6
Indemnity to non-wholly owned subsidiary companies for PRC tax liabilities	**1,649.7**	2,135.3
	8,233.7	8,913.6

The Group is in legal disputes with a joint venture partner in respect of certain joint property development projects in the People's Republic of China. The Group has taken legal actions against this joint venture partner who has also taken counter actions against the Group.

14. Contingent liabilities (con't)

The Group is also in legal dispute with another joint venture partner in respect of a hotel project in Malaysia. The disputes are still at the pre-trial stage.

The Directors have obtained legal advice on the above matters and are of the opinion that the above matters will not have material adverse impact on the financial position of the Group.

15. Related party transactions

The following is a summary of significant related party transactions during the period carried out in the normal course of the Group's business:

	Six months ended 31 December	
	2002	2001
	HK$m	HK$m
Transaction with affiliated companies		
Provision of contracting work service	**321.3**	426.4
Interest income	**71.8**	138.1
Management fee income	**16.6**	18.7
Transaction with other related parties		
Rental income	**17.9**	15.4

These related party transactions were conducted in accordance with the terms as disclosed in the last annual accounts.

16. Practice note 19 of the listing rules – Supplementary information

In accordance with the requirements under part 3.3 of Practice Note 19 of the Listing Rules, the Directors of the Company reported below the details of advances to, and guarantees given for the benefit of, its associated companies and jointly controlled entities (collectively as "affiliated companies") as at 31 December 2002.

In aggregate the Group had advanced an amount of HK$21,915.7 million (30 June 2002: HK$21,739.0 million) to affiliated companies, guaranteed bank loans and other credit facilities for the benefit of the affiliated companies in the amount of HK$6,078.6 million (30 June 2002: HK$4,218.7 million) and contracted to further provide an aggregated amount of HK$2,410.8 million (30 June 2002: HK$1,291.6 million) in capital and loans to affiliated companies. The advances are unsecured, repayable on demand and are interest free except for aggregate amount of HK$2,186.7 million (30 June 2002: HK$3,200.0 million) which bear interest at variable rates ranging from the Hong Kong prime rate to 2% above the Hong Kong prime rate per annum, HK$6,275.3 million (30 June 2002: HK$6,037.1 million) which bear interest at fixed rates ranging from 4% to 15% per annum and HK$19.0 million (30 June 2002: HK$19.0 million) which bear interest at fixed rates per annum and was subordinated. Contracted capital and loan contributions to affiliated companies would be funded by proceeds from internal resources and bank and other borrowings of the Group.

16. Practice note 19 of the listing rules – Supplementary information (con't)

The above financial assistance given to the affiliated companies, in aggregate, represented 56.8% (30 June 2002: 50.8%) of the consolidated net assets of the Group as at 31 December 2002. No single entity received financial assistance from the Group which exceeds 25% of the consolidated net assets of the Group.

In addition, in accordance with the requirements under paragraph 3.10 of Practice Note 19 of the Listing Rules, the Company is required to include in its interim report a proforma combined balance sheet of its affiliated companies which would include significant balance sheet classifications and state the attributable interest of the Company in the affiliated companies. The Company has numerous affiliated companies and the Directors are of the opinion that it is not practical nor meaningful to prepare a proforma combined balance sheet and such information may be misleading. The Company made an application to, and received a waiver from , the Stock Exchange to provide the following statement as an alternative.

As at 31 December 2002, the combined indebtedness, capital commitments and contingent liabilities as reported by such affiliated companies (including amounts owing to the Group) amounted to approximately HK$68,639.1 million (30 June 2002: HK$69,331.6 million), HK$3,004.3 million (30 June 2002: HK$3,339.7 million) and HK$3,778.3 (30 June 2002: HK$1,371.0 million) respectively.

17. Post balance sheet event

On 21 October 2002, the Company together with its subsidiary companies, New World Infrastructure Limited ("NWI") and Pacific Ports Company Limited ("PPC"), jointly announced that a reorganisation ("the Reorganisation") of certain subsidiary companies of the Group. The Reorganisation was effect by various transactions including, inter alia, the followings:

(a) the acquisition of the traditional infrastructure assets by PPC from NWI for an aggregate consideration of approximately HK$10,227.0 million which is to be satisfied by cash, the issue of PPC shares and an undertaking by PPC to pay certain liabilities of NWI;

(b) the acquisition of the entire issued share capital of New World Services Limited ("NWS") by PPC from the Company and other shareholders of NWS for an aggregate consideration of approximately HK$10,913.0 million which is to be satisfied by the issue of PPC shares; and

(c) the distribution of all PPC shares held by NWI to its shareholders in the ratio of approximately 5.87 PPC share to one NWI share.

The Reorganisation was completed on 29 January 2003. Following the completion of the Reorganisation, the Group owned approximately 54% in PPC and approximately 54% in NWI. The company name of PPC has been changed to "NWS Holdings Limited" with effect from 29 January 2003.

18. Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

Interim Dividend

The directors have declared an interim dividend for the financial year ending 30 June 2003 in scrip form equivalent to HK$0.06 per share with a cash option to shareholders registered on 16 April 2003.

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholders could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.06 per share instead of the allotment of shares. Full details of the interim scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 25 April 2003.

Book Close Date

Book close dates (both days inclusive):	10 April 2003 to 16 April 2003
Latest time to lodge transfer with Share Registrar:	4:30 p.m. on 9 April 2003
Address of Share Registrar:	Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

Purchase, Sale or Redemption of Listed Securities

The Company has not redeemed any of its listed securities during the six months ended 31 December 2002. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's listed securities during the six months ended 31 December 2002.

Code of Best Practice

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange.

Details of Charges on Group Assets

As at 31 December 2002, the Group's fixed assets and properties held for sale of HK$12,514.6 million (30 June 2002: HK$11,726.2 million), and HK$1,571.1 million (30 June 2002: HK$948.6 million) respectively have been pledged as securities for credit facilities granted to the Group.

The Group's interests in two jointly controlled entities have been pledged as part of the securities to secure syndicated loan facilities granted to the jointly controlled entities.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 31 December 2002 with the directors.

Financial Highlights (HK$million)

Company	1H FY2003 Profit Attributable to Shareholders
New World China Land Limited	**17.1**
New World Services Limited	**409.8**
New World Infrastructure Limited	**(98.2)**

Rental

For the six months ended 31 December 2002, segment contribution from property rentals was HK$518.6 million, an increase of nearly 9% over the same period last year.

Hong Kong Property Rentals

Shopping Malls

The Group's major shopping malls, including Discovery Park Shopping Mall, Telford Plaza, Mei Foo Shops and Pearl City, all attained virtually full occupancy. As at the end of December 2002, the New World Centre achieved over 90% occupancy, with The Amazon over 84% leased.

Currently, the flow of visitor traffic within the New World Centre continues to be hampered due to reduced pedestrian flow resulting from ongoing construction of the KCR East Tsim Sha Tsui Station and the associated road works nearby. Continuous promotional activities have been held in an effort to attract the public. However, it is expected that visitor traffic will be restored to normal in mid-2004 when all the excavation and construction work has been completed.

In 2002, we created "The Amazon" theme in the Palace Mall. Together with the opening of Teddy Bear Kingdom, a teddy bear theme park, at the basement level in August 2002, visitor traffic to the Palace Mall has improved. In 2003, we will concentrate on securing potential tenants specialising in children's apparel, toys and gifts in order to make The Amazon one of the main attractions in Tsim Sha Tsui.

Offices

During the period under review, despite the ample supply of office space in Central and neighbouring areas, the Group has maintained the occupancy of New World Tower, New World Centre office, Manning House and Methodist House. However, there is downward pressure on the rental side.

Rental (con't)

Hong Kong Property Rentals (con't)

Hong Kong Convention and Exhibition Centre

During the period under review, the Hong Kong Convention and Exhibition Centre ("HKCEC") held a total of 861 events with over 2.7 million visitors. Major international events included ITU Telecom Asia 2002 and the Sixteenth World Congress of Accountants.

HKCEC was named the "Best Overseas Conference Centre" for the ninth consecutive year by the United Kingdom-based "Meetings & Incentive Travel Magazine". This honour is one amongst the many achievements accomplished by our diversified businesses and HKCEC is expected to provide a substantial and steady income stream to the Group.

Mainland China Property Rentals

The decline in Mainland China property rentals was mainly due to the initial launch of our newly completed investment property, Ramada Plaza, located in Shanghai.

During the period under review, New World China Land Limited ("NWCL") completed construction of 148,815 sq m of investment properties in Guangzhou, Shanghai and Dalian.

Investment Properties under NWCL completed during the first half of FY2003

Projects	**Usage**	***Total* GFA** (sq m)	**NWCL's attributable interest**
Dalian New World Plaza Phase II	C, Oth	68,275	88.0%
Shanghai Ramada Plaza	R, C	61,651	61.8%
Guangzhou New World Oriental Garden Phase I	C	18,889	100.0%
Total		148,815	

R : Residential
C : Commercial
Oth : Others

Property Sales

Hong Kong Property Sales

In 2002, the property market remained soft due to the prevailing weak Hong Kong economy with primary sales seeing a pick up only towards the end of the year. Our successful launch of Queen's Terrace in December last year drew substantial public interest and sparked the subsequent successful sales of several major property development projects in Hong Kong.

Property Sales (con't)

Hong Kong Property Sales (con't)

During the period under review, the Group's attributable share of property sales revenues, including those from associated companies and joint ventures, amounted to over HK$ 1,600 million. This sum represents proceeds from sales of residential projects including the Monte Carlton and Sereno Verde Phase I & II, and the Group's share of sales of residential flats in Tung Chung Crescent, Seaview Crescent, The Parcville, Sky Tower, Bijou Apartments and Queen's Terrace.

The Group now has 40 property development projects with a total attributable GFA of 13.1 million sq ft. At present, the Group's agricultural land bank amounts to 22.5 million sq ft. This includes the expected 10.5 million sq ft agricultural land conversion reflected in the following development schedule.

Summary of development schedule

Development schedule	Site area (sq ft)	Total GFA (sq ft)	NWD's attributable GFA (sq ft)	No. of projects
Urban development	4,048,799	13,755,251	7,502,752	27
Agricultural land	10,520,304	9,398,087	5,622,733	13
Total	14,569,103	23,153,338	13,125,485	40

Agriculture land bank by location

Location	Total land area (sq ft)	NWD's attributable land area (sq ft)	Total site area of agricultural land included in development schedule (sq ft)
Yuen Long	14,555,000	13,071,100	7,646,304
Fanling	2,360,000	2,360,000	200,000
Shatin / Tai Po	3,500,000	2,614,000	1,290,000
Sai Kung	1,950,000	1,688,000	1,384,000
Tuen Mun	120,000	120,000	–
Total	22,485,000	19,853,100	10,520,304

With 40 development projects in the pipeline, the Group will take a prudent approach to consider any new projects.

Mainland China Property Sales

There was a decline in Mainland China property sales mainly due to the slight delay in the completion of the existing phase of Wuhan Changqing Garden. In the first half of FY2002, Wuhan Changqing Garden contributed 87% of AOP. Excluding this contribution, the AOP contribution from property sales has actually grown 87% against the same period last year. In fact, 37% by saleable area of the projects completed in the period under review were sold as at the end of December 2002.

Property Sales (con't)

Mainland China Property Sales (con't)

For projects completed on or before FY2002, we launched a special sale which resulted in a 67% increase in the saleable area of inventory sold against the same period last year. The inventory clearance has generated an inevitable negative contribution as a result of a price-cut in inventory, especially in Guangzhou.

During the period under review, NWCL completed the construction of around 330,000 sq m of development properties. The completed properties include 12 development projects in Beijing, Shenyang, Jinan, Hefei, Guangzhou, and the Pearl River Delta.

Development projects under NWCL completed during the first half of FY2003

Projects	Usage	Total GFA (sq m)	NWCL's attributable interest
Beijing New World Garden Phase I	O, Oth	36,218	70%
Shenyang New World Garden Phase IB	R, Oth	19,102	90%
Jinan Sunshine Garden Phase I	R	18,382	65%
Hefei New World Garden Phase II	R, C, Oth	19,800	60%
Guangzhou Covent Garden Phase IB	R	10,000	60%
Guangzhou Fangcao Garden Phase I	R	48,202	40%
Guangzhou Dong Yi Garden Phase III	R, Oth	57,929	100%
Guangzhou Park Paradise Phase IIA	R	42,921	60%
Huiyang Palm Island Golf Resort Phase II	R	1,505	34%
Huiyang Palm Island Golf Resort Phase III	R	18,732	34%
Zhuhai New World Riviera Garden Phase I	R	10,311	60%
Haikou New World Garden Phase I	R	50,230	60%
Total		333,332	

Construction and Engineering

As at 31 December 2002, Hip Hing Construction Company Limited has HK$19,049 million of contracts on hand and new contracts awarded in the past six months amounted to HK$1,200 million. NWS Engineering Limited had HK$5,152 million of contracts on hand.

Hotel and Restaurant

Segment contribution from NWD's hotel and restaurant operations increased by 24% to HK$161.1 million due to higher occupancy, higher average room rates and stringent cost controls.

Hotel and Restaurant (con't)

The Group currently has a total of 14 hotels in Hong Kong, Mainland China and Southeast Asia. Overall, during the period under review, the operating performance amongst our hotel portfolio has shown improvement. In particular, the Group's three hotels in Hong Kong achieved higher occupancy and higher average room rates due to an increased number of business travellers attending international conferences such as ITU Telecom Asia 2002 and an increase in visitors from Mainland China.

Infrastructure

The Group's traditional infrastructure operations consist of three major groups, ports and cargo handling, roads and bridges, and energy and water. Segment contribution from NWD's traditional infrastructure operations increased by 28% to over HK$700 million. Traditional infrastructure has benefited from the rise in car ownership, high economic growth and increased inter-provincial trade in Mainland China. Our investments in infrastructure are expected to continue to generate stable revenue for the Group.

Ports and Cargo Handling

Hong Kong's container throughput rebounded in year 2002, by capturing the strong surge in exports in South China. Hong Kong operations continue to be key profit contributors for the Group. In fact, during the first half of FY2003, Pacific Ports Company Limited, (renamed NWS Holdings Limited on 29 January 2003) reported a net profit of HK$174.7 million. The growth momentum for our ports and cargo-handling business in Hong Kong is expected to be sustainable given the strong export trade growth in Guangdong and the capacity constraints of the Shenzhen terminals. The Group's Mainland China operations are spread over strategic locations in the North, East and South. Our investments in cities like Xiamen are expanding at a rapid pace and will become part of the growth engine of the Group.

Roads and Bridges

The Group has a total of 32 road projects covering 1,114 kilometres which span four provinces (Guangdong, Guangxi, Shanxi and Hubei), one municipality (Tianjin) and one Special Administrative Region (Hong Kong). During the period under review, our roads portfolio had an segment contribution of HK$161 million, a 10% increase versus the same period last year. Guangzhou City Northern Ring Road remains an important contributor. The segment contribution from our bridges portfolio, which includes four bridge projects, declined 80% versus the same period last year to HK$6.7 million due to regulations effective 1 October 2002 which prohibited the collection of bridge tolls in Wuhan. We are currently in negotiation with the Wuhan government for compensation.

Energy and Water Treatment

In 2002, Guangdong and Sichuan provinces both experienced double-digit economic growth higher than the national average due to strong economic development and more affordable electricity prices. Despite on-grid tariff reductions faced by coal-fired power plants in Guangdong and rising fuel costs, our investment still delivered promising results with moderate growth due to our stringent cost control.

During the period under review, two additional water projects were put into operation, namely Qingdao and Chongqing. The Group currently owns and manages water treatment plants throughout Greater China which have a total capacity of 3 million cubic meters per day. As compared to the same period last year, the segment contribution from our energy and water treatment portfolio increased by 23% to HK$219 million.

Telecommunications

Our telecommunications businesses, New World Mobility ("NWM") and New World Telecommunication ("NWT"), achieved a net profit of HK$84.6 million for the period under review. Now that these businesses have progressed beyond the investment/start-up phase and given their innovative services and stringent cost controls, they are expected to gradually increase their contribution to the Group going forward.

New World Mobility

As at 31 December 2002, the subscriber base of NWM had grown to over 820,000 from 720,000 in June 2002. As at the end of March 2003, the subscriber base had already surpassed 900,000, representing a 25% growth since June 2002.

During the period under review, NWM successfully repositioned itself from a network operator to a service provider by partnering with various content providers to bring innovative mobile data services, such as Twins Mobile and HomeCare Mobile Viewing Service to its customers.

NWM has also put a strong focus on providing tailored service for different customer segments. In light of the highly competitive market, Priority-One Program was launched to enhance customer loyalty of high-value customers by offering personalised customer services.

As a committed service provider, a new switch centre equipped with state-of-the-art equipment has been commissioned in February 2003.

New World Telecom

In December 2002, New World Telephone Limited changed its name to "New World Telecommunications Limited" to reflect its "Go Beyond Hong Kong" business vision, which signifies NWT's commitment to providing a comprehensive range of world-class services to its global customers and carrier partners. Riding on its success in the IDD market, NWT has strategically evolved itself into an international telecom network service provider capturing significant business opportunities arising from the dynamic growth of data traffic, broadband connectivity, multimedia and content services throughout the Asia Pacific region and beyond. NWT has secured facilities-based telecom licenses and established new branch offices as well as Point of Presence (POP) network facilities in Mainland China (Beijing, Shenzhen), Taiwan and the United States.

For fixed-lines services, NWT has over 124,000 subscribers as at the end of December 2002, representing a 25% growth in 6 months. NWT's IDD 009 international calling service covers over 260 countries/destinations around the world. Total traffic volume grew 60%, reaching 383 million minutes during the period under review.

NWT has just launched "Vitamin", a 12 Mbps ultra-speed symmetric broadband service powered by Cisco Systems technology and deployed over the NWT Next-Generation Network (NGN). The launch of "Vitamin" represents yet another pioneering initiative in NWT's commitment to providing best-in-class telecommunication services to the Hong Kong market alongside its NGN services which were rolled-out in December 2002.

Others

TMT

On the operational front, the Group's TMT assets continued to make substantial progress in a number of business areas. New technologies were introduced and tested, contracts were signed with leading enterprises in Mainland China, the consolidation process moved ahead and new synergies between New World Group companies were explored.

Currently, the portfolio is composed of a broad range of TMT-related projects at various levels of the business cycle. Many existing telecommunications and media enterprises are now in a position to launch products into the market. Meanwhile, research and development across all segments will deliver new products and services to a market with an enormous appetite for technology.

New World Department Store

As at the end of 2002, New World Department Stores Limited ("NWDS") had 14 department stores and 5 supermarkets with a total GFA of over 4.1 million sq ft in Hong Kong and in 9 cities in Mainland China. During the period under review, NWDS opened the 320,000 sq ft Dalian New World Department Store which includes a 20,000 sq ft supermarket. In addition, an expansion project has been completed at the Harbin New World Department Store.

Total sales at these stores during the period under review amounted to HK$1.3 billion. Even excluding the Tianjin Xin An Shopping Centre, the Shanghai Trendy Plaza and the new Dalian store which had not been completed in the same period last year, the total sales increase was 32% against last year. In order to further capture the substantial growing demand in China, Nanjing New World Department Store is scheduled to open in 2003.

New World China Enterprises

New World China Enterprises Projects Limited ("NWCEP") focuses on four core business sectors in the Mainland China market: healthcare, consumer products, building materials, and automotive mid-stream and down-stream services. Investments to date cover more than ten projects.

NWCEP is also the project manager for New World Liberty China Ventures Limited, established in December 2000 as a strategic alliance with Liberty Mutual Group of the United States and other investors including lead participation from the Asian Development Bank. 60% of the initial US$150 million capital has been allocated to high-growth, small- to medium-sized enterprises in Mainland China. The mission of NWCEP is to help increase their competitiveness and profitability by initiating good corporate governance and management practices, thus bringing them in line with international standards. Many of the invested businesses are already contributing profits.

Liquidity and Capital Resources

As at 31 December 2002, the Group's consolidated net debt amounted to HK$30,683.6 million (30 June 2002: HK$30,135.0 million), translating into a gearing ratio of approximately 57%. Debt maturity profile is set out in Note 12 to the accounts.

The Group has maintained a balanced debt profile with adequate risk diversification through a preferred mix of fixed and floating rate debt.

Net debt	**As at 31 December 2002 HK$m**	As at 30 June 2002 HK$m
Consolidated net debt	**30,683**	30,135
– New World Infrastructure Limited	**8,047**	8,641
– New World China Land Limited	**4,879**	4,017
– New World Telecom and New World Mobility	**864**	70
– New World Services	**1,336**	112
Net debt excluding major subsidiaries	**15,557**	17,295

Gross debt		
Consolidated gross debt	**38,148**	37,229
– New World Infrastructure Limited	**10,181**	10,436
– New World China Land Limited	**6,565**	5,468
– New World Telecom and New World Mobility	**950**	137
– New World Services	**3,666**	2,751
Gross debt excluding major subsidiaries	**16,786**	18,437

Liquidity and Capital Resources (con't)

Source of Borrowings

As at 31 December 2002, less than one-third of the total outstanding loans were secured by the Group's assets.

Interest Rate and Maturity Profile

As at 31 December 2002, HK$18,986.2 million debt will be due within the next twelve months. Our cash on hand as of 31 December 2002 was HK$7,463.9 million and a syndicated loan of HK$7,000.0 million was raised in December 2002 for drawdown in January 2003.

This combination of cash on hand, together with the operating cash inflow from property sales, property rentals, telecommunications, NWS Holdings Limited and our remaining undrawn banking facilities, should enable the Group to satisfy its debt repayment commitments and working capital requirements.

Over 75% (77% in FY2002) of the Group's total debt is on a floating rate basis, whilst fixed rate borrowings are mainly related to the RMB loan facilities and convertible bonds. With a larger portion of floating rate debt, our interest outlay is set to drop further in line with falling interest rates.

Interest Coverage

The interest cover was 1.4 times as at 31 December 2002 as compared to 1.8 times as at 30 June 2002.

Employees

The Group had approximately 25,500 employees as at 31 December 2002, compared to over 26,100 as at 30 June 2002. Total staff cost for the 6 months under review was HK$1,754.8 million.

Outlook

Our progress during the rest of this fiscal year will continue to be impacted by the sluggish economy. The key factors which may weigh on our future profitability are the continued downward pressure on Hong Kong office rentals due to a supply-demand imbalance, potentially rising average oil prices, a further contraction in construction projects and weak consumer demand for property in Hong Kong.

However, we are confident that NWD will be able to capitalise on its diverse businesses to weather the current difficult markets. We believe that there are 4 key areas of growth for NWD over the near-term and beyond.

First, the economic growth in Mainland China and the increased development of its cities will have a significant positive impact on our business exposure in Mainland China. In 2002, China's economy grew at an enviable pace when compared to other parts of the world. This robust economic growth has fueled demand for residential housing and prime location office space. Together with liberalised mortgage policies and the emergence of a secondary market, favourable conditions for a rising property market are emerging. Mainland China's growth has also fueled rising disposable incomes, increasing car ownership and increasing trade activities, factors that will have a direct benefit on our traditional infrastructure, ports and service businesses as well as on our strategic businesses such as New World Department Stores.

Outlook (con't)

With our subsidiaries NWCL, NWS Holdings, NWDS and NWCEP, we have already laid the groundwork and are uniquely positioned to capture these growth opportunities. For example, in the second half of FY2003, 7 development projects and 2 investment properties are scheduled for completion with a total GFA of 655,000 sq m under NWCL.

Development projects under NWCL to be completed in the second half of FY2003

Projects	**Usage**	**Total GFA** (sq m)	**NWCL's attributable interest**
Nanjing New World Centre	R	73,940	92%
Jinan Sunshine Garden Phase I	R	39,329	65%
Wuhan Changqing Garden Phase IV	R	168,155	60%
Guangzhou Covent Garden Phase II	R	11,600	60%
Guangzhou Park Paradise Phase IIB	R	55,235	60%
Guangzhou Xintang New World Garden Phase II	R	13,674	60%
Zhaoqing New World Garden Phase I	R	36.500	40%
Total		398,433	

Investment properties under NWCL to be completed in the second half of FY2003

Projects	**Usage**	**Total GFA** (sq m)	**NWCL's attributable interest**
Nanjing New World Centre	C, O, Oth	118,934	92.0%
Shanghai Hong Kong New World Tower	C, O, Oth	137,746	44.1%
Total		256,680	

Given our competitive advantages, coupled with our strategy to differentiate our corporate brands by maintaining their reputation for providing best-in-class products and service quality, the future prospects of the Group remain very promising in the Mainland.

The second growth area for the Group is telecommunications. We expect NWM and NWT to gradually increase their contribution to the Group going forward now that the businesses have progressed beyond the investment/ start up phase. Both companies are launching new and innovative products and are significantly growing their subscriber bases.

Outlook (con't)

The third key area will be our convention and exhibition, hotel and restaurant businesses. Developments such as the relaxation of visa restrictions will result in a rising number of visitors from Mainland China, resulting in a positive impact on these businesses.

The fourth key area of growth is in Hong Kong. With our healthy pipeline of 40 development projects and an extensive land bank, we are well-positioned to benefit from any pick up in property sales. Of course, a pick up in the property market will also benefit our construction and engineering as well as services businesses. One of our major development projects is the 1 million sq ft Tsim Sha Tsui Hanoi Road Redevelopment, which has commenced the foundation work and is expected to be completed by late 2005. This project tentatively comprises a shopping mall, hotel and service apartments.

In 2003, the Group is expected to have 9 development projects with over 6,000 units for sale of which the Group's interest in these projects ranges from 16% to 100%. In terms of estimated saleable area, over 70% of the projects are located in urban areas.

Property development projects to be sold in 2003

Projects	**Location**	**Total GFA** (sq ft)	**No. of units**	**NWD's interest** (%)
11 MacDonnell Road	Mid-level	62,780	28	33.3
Seaview Crescent – Block 5	Tung Chung	237,535	387	16.4
La Padera #	Yuen Long	303,350	425	56.0
Sky Tower	Kowloon City	1,500,368	2,208	20.0
Parc Palais	Homantin	900,000 *	700	30.0
2 Park Road	Mid-levels	150,280	148	100.0
West End Terrace & Bonham Road	Mid-levels	123,244 *	128	70.0
Kennedy Town Redevelopment	Western district	676,687 *	1,174	100.0
Tseung Kwan O Area 55b	Tseung Kwan O	914,079	1,472	45.0
Total		4,868,323	6,670	

Note: * – Estimated; # – Sereno Verde Phase III & IV

In order to promote Hong Kong tourism, the Government has a series of plans to re-develop the Tsim Sha Tsui waterfront into an international arts and cultural attraction. Under the current plan, New World Centre will become the focal point of Tsim Sha Tsui with easy access by KCR, MTR and bus. One of the initiatives is the development of the "Avenue of Stars", a concept similar to the "Walk of Fame" in Hollywood in Los Angeles, to honour contribution made by actors and others in film production over the years in promoting Hong Kong's film industry. With the completion of this "Avenue of Stars" along the New World Centre waterfront and the construction of KCR East Tsim Sha Tsui Station in 2004, New World Centre will become the "heart" of Tsim Sha Tsui.

Outlook (con't)

As a publicly listed company, we are committed to consistent and open discussion with investors, fund managers, and other members of the financial and investment community, as well as our employees and members of our greater community. We are also committed to corporate social responsibility and as a Group are engaged in a number of charitable initiatives in Hong Kong. Over the past 6 months the group has made significant strides towards enhancing our transparency particularly during our reorganisation process. In an effort to promote better understanding of our group reorganisation, we have consistently reached out to investors, analysts and the media through activities such as briefings, roundtables and site visits. We believe that maintaining this focus will be essential in order to differentiate ourselves in this ever-changing and difficult market environment. Guided by these principles, we are dedicated to sharing with all parties concerned our progress and achievements, our challenges and strategies, and, most important of all, our vision and mission.

Directors' Interests in Shares

As at 31 December 2002, interests of the Directors and their associates in the equity securities of the Company and its subsidiary companies which have been recorded in the register kept by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance were as follows:

	Personal Interests	Family Interests	Corporate Interests[1]	Other Interests
New World Development Company Limited				
(Ordinary shares of HK$1.00 each)				
Dr. Cheng Yu-Tung	–	–	–	–
Dr. Cheng Kar-Shun, Henry	–	–	–	–
The Honourable Lee Quo-Wei	–	–	3,583,464	253,321[2]
Ld. Sandberg, Michael	–	–	–	–
Dr. Ho Tim	1,805,813	–	–	–
Dr. Sin Wai-Kin, David	3,363,363	33,642	–	–
Mr. Cheng Yue-Pui	–	–	–	–
Mr. Liang Chong-Hou, David	–	–	–	–
Mr. Yeung Ping-Leung, Howard	–	–	–	–
Mr. Cha Mou-Sing, Payson	–	–	–	–
Mr. Cheng Kar-Shing, Peter	–	–	–	–
Mr. Leung Chi-Kin, Stewart	23,253	–	–	–
Mr. Chan Kam-Ling	96,669	–	–	–
Mr. Chow Kwai-Cheung	20,818	–	–	–
Mr. Cha Mou-Zing, Victor (alternate director to Mr Cha Mou-Sing, Payson)	–	–	–	–
Extensive Trading Company Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Cheng Kar-Shing, Peter	–	–	380,000	–
Mr. Leung Chi-Kin, Stewart	160,000	–	–	–
Mr. Chan Kam-Ling	–	–	80,000	–
Mr. Chow Kwai-Cheung	80,000	–	–	–
Hip Hing Construction Company Limited				
(Non-voting deferred shares of HK$100.00 each)				
Dr. Sin Wai-Kin, David	42,000	–	–	–
Mr. Chan Kam-Ling	15,000	–	–	–
HH Holdings Corporation				
(Ordinary share of HK$1.00 each)				
Dr. Sin Wai-Kin, David	42,000	–	–	–
Mr. Chan Kam-Ling	15,000	–	–	–
International Property Management Limited				
(Non-voting deferred shares of HK$10.00 each)				
Dr. Sin Wai-Kin, David	5,400	–	–	–
Mr. Chan Kam-Ling	1,350	–	–	–

Directors' Interests in Shares (con't)

	Personal Interests	Family Interests	Corporate Interests[1]	Other Interests
Master Services Limited				
(Ordinary shares of US$0.01 each)				
Mr. Leung Chi-Kin, Stewart	16,335	–	–	–
Mr. Chan Kam-Ling	16,335	–	–	–
Mr. Chow Kwai-Cheung	16,335	–	–	–
Matsuden Company Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	44,000	–	–	–
Mr. Chan Kam-Ling	–	–	44,000	–
Mr. Chow Kwai-Cheung	44,000	–	–	–
New World China Land Limited				
(Ordinary shares of HK$0.10 each)				
Mr. Chan Kam Ling	100,000	–	–	–
Mr. Chow Kwai-Cheung	126	–	–	–
New World Infrastructure Limited				
(Ordinary shares of HK$1.00 each)				
Dr. Cheng Kar-Shun, Henry	–	1,000,000	–	–
Dr. Ho Tim	148	–	–	–
Dr. Sin Wai-Kin, David	5,594	53	–	–
Mr. Liang Chong-Hou, David	262	–	–	–
Mr. Chan Kam-Ling	6,800	–	–	–
New World Services Limited				
(Ordinary shares of HK$0.10 each)				
Dr. Sin Wai-Kin, David	–	–	29,350,490	–
Mr. Cheng Kar-Shing, Peter	–	–	3,382,788	–
Mr. Leung Chi-Kin, Stewart	4,214,347	–	250,745	–
Mr. Chan Kam-Ling	–	–	10,602,565	–
Mr. Chow Kwai-Cheung	2,562,410	–	–	–
Progreso Investment Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	–	–	119,000	–
Tai Yieh Construction & Engineering Company Limited				
(Non-voting deferred shares of HK$1,000.00 each)				
Dr. Sin Wai-Kin, David	700	–	–	–
Mr. Chan Kam-Ling	250	–	–	–

Directors' Interests in Shares (con't)

	Personal Interests	Family Interests	Corporate Interests[1]	Other Interests
Urban Property Management Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Cheng Kar-Shing, Peter	–	–	750	–
Mr. Leung Chi-Kin, Stewart	750	–	–	–
Mr. Chow Kwai-Cheung	750	–	–	–
YE Holdings Corporation				
(Ordinary shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	37,500	–	–	–

Notes:

(1) *These shares were beneficially owned by a company in which the relevant director is deemed to be entitled under the* Securities (Disclosure of Interests) Ordinance to exercise or control the exercise of one third or more of the voting power at its general meeting.

(2) Interests held by a charitable foundation of which The Honourable Lee Quo-Wei and his spouse are members of its board of trustees.

Directors' Rights to Acquire Shares or Debentures

Under the respective share option schemes of New World China Land Limited ("NWCL"), New World Infrastructure Limited ("NWI") and NWS Holdings Limited ("NWS") (formerly known as Pacific Ports Company Limited), options may be granted respectively to certain directors and employees of NWCL, NWI or NWS to subscribe for shares. Certain directors of the Company have personal interest in share options to subscribe for shares in NWCL or NWI respectively.

2000 Share Option Scheme of NWCL

Share options to directors

			Number of share options			
Name of director	Date of grant	Exercisable period	Balance at 1 July 2002	Exercised during the period	Balance at 31 December 2002	Exercise price per share HK$
Dr. Cheng Kar-Shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	5,000,000	-	5,000,000 (1)	1.955
Mr. Cheng Kar-Shing, Peter	9 February 2001	10 March 2001 to 9 March 2006	2,500,000	-	2,500,000 (1)	1.955
Mr. Leung Chi-Kin, Stewart	7 February 2001	8 March 2001 to 7 March 2006	500,000	-	500,000 (1)	1.955
Mr. Chan Kam-Ling	9 February 2001	10 March 2002 to 9 March 2006 (2)	400,000	-	400,000 (1)	1.955
Mr. Chow Kwai-Cheung	9 February 2001	10 March 2001 to 9 March 2006	500,000	-	500,000 (1)	1.955

Directors' Rights to Acquire Shares or Debentures (con't)

Notes:

(1) The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous years, unless as specified in note (2).

(2) The share options were exercisable during the remaining exercisable period of four years, provided that the maximum number of share options that can be exercised during a year is 25% of the outstanding balance of the share options held on the respective commencement date of the exercisable period.

(3) The cash consideration paid by each director for each grant of the share option is HK$10.

The 2000 Share Option Scheme of NWCL was terminated by NWCL at its annual general meeting held on 26 November 2002 ("2002 AGM"). Any share options which were granted under the 2000 Share Option Scheme of NWCL prior to such termination shall continue to be valid and exercisable in accordance with the terms of the 2000 Share Option Scheme of NWCL. At the 2002 AGM of NWCL, a new share option scheme was adopted in compliance with the new requirements of the Listing Rules of the Stock Exchange of Hong Kong Limited. No share option had been granted to any of the directors or employees of NWCL under the new share option scheme during the period ended 31 December 2002.

1997 Share Option Scheme of NWI

Share options to directors

		Number of share options			
Name of director	Date of grant	Balance at 1 July 2002	Exercised during the period	Balance at 31 December 2002	Exercise price per share HK$
Dr. Cheng Kar-Shun, Henry	2 December 1998	600,000	–	600,000[1]	10.20
	2 December 1998	2,400,000	–	2,400,000[2]	12.00
Mr. Cheng Kar-Shing, Peter #	1 December 1998	120,000	–	120,000[1]	10.20
	1 December 1998	480,000	–	480,000[2]	12.00
Mr. Leung Chi-Kin, Stewart #	8 December 1998	120,000	–	120,000[1]	10.20
	8 December 1998	480,000	–	480,000[2]	12.00
Mr. Chan Kam-Ling #	9 December 1998	200,000	–	200,000[1]	10.20
	9 December 1998	800,000	–	800,000[2]	12.00

resigned as director of NWI with effect from 17 January 2003.

Notes:

(1) Exercisable from 1 July 1999 to 1 June 2004.

(2) Divided into 3 tranches exercisable from 1 July 2000, 2001 and 2002 respectively to 1 June 2004.

(3) The cash consideration paid by each director for each grant of the share options is HK$10.

(4) No option had been exercised by the directors of NWI under the Share Option Scheme for the period ended 31 December 2002.

Directors' Rights to Acquire Shares or Debentures (con't)

A new share option scheme (the "2001 Share Option Scheme") was approved by the board of directors of NWI on 10 October 2001 and adopted by the shareholders of NWI at the annual general meeting held on 6 December 2001. Under the 2001 Share Option Scheme, the directors of NWI may, at their discretion, grant options to directors and employees of NWI, to subscribe for shares in NWI. No share option had been granted to any of the directors and employees of NWI under the 2001 Share Option Scheme since it was adopted.

Share Option Scheme of NWS

A share option scheme was adopted by NWS on 6 December 2001 and was amended by the approval of the shareholders at the special general meeting ("SGM") of NWS held on 12 March 2003 ("the NWS 2001 Share Option Scheme"). The NWS 2001 Share Option Scheme which will be valid and effective for a period of ten years from the date of adoption. The total number of shares of NWS which may be issued upon exercise of all share options to be granted under the NWS 2001 Share Option Scheme and any other share option schemes must not in aggregate exceed 10.0% of the ordinary share capital of NWS in issue as at the date of SGM. No share option had been granted under such scheme since its adoption.

Save as disclosed above, at no time during the period was the Company or any of its subsidiary companies a party to any arrangements to enable the directors of the Company or chief executive or any of their spouse or children under the age of 18 to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholder

As at 31 December 2002, Chow Tai Fook Enterprises Limited, together with its subsidiary companies, had interests in 831,206,530 shares in the Company.

Save for the above, no other shareholder is recorded in the register kept pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance as having an interest in 10% or more of the issued share capital of the Company as at 31 December 2002.

新世界發展有限公司






FIRST FERRY



二零零二/二零零三年
中期業績報告

	截至十二月三十一日止六個月		
	二零零二年 (百萬港元)	二零零一年 (百萬港元)	比較
營業額	**10,961.6**	12,748.6	(14.0%)
未計利息及稅項前營業溢利	**681.3**	1,992.9	(65.8%)
應佔聯營公司及共同控制實體業績	**520.0**	175.1	197.0%
股東所佔溢利	**52.5**	1,035.1	(94.9%)
營業活動現金流入淨額	**229.5**	1,148.3	(80.0%)
資產總值	**127,364.5**	128,290.9	(0.7%)

各位股東：

經濟的週期性變化，有如乘坐摩天輪般起落循環。香港的經濟亦曾經歷過多次的起跌，惟在春天來臨前，不免均須度過寒冬。雖然全球經濟仍然疲弱，但本人深信憑藉港人面對經濟逆境時自強不息的精神，香港不久定可擺脱困難，恢復景氣。

經濟疲弱及失業率高企，繼續阻礙物業市場復甦。政府於二零零二年十一月推出的刺激樓市措施，有助穩定市況。儘管消化各類已落成單位尚需一些時間，不能一蹴而就，但相信物業市場不久必能回復生機，再度健康發展。

二零零二年，中國經濟相比其他地區續見高速增長。此外，隨著成功加入世貿、北京取得二零零八年奧運主辦權及二零一零年世界博覽會選定於上海舉行後，使中國在國際舞台上的地位更為舉足輕重。

展望將來，中國仍將躋身世界經濟強國之列。香港在地理位置上得天獨厚，與增長迅速的珠三角地區融合發展乃大勢所趨，並能憑藉中國經濟與市場的持續蓬勃發展，共享得益。集團在香港及中國內地根基鞏固，在各主要業務領域均擁有優勢，必能抓緊未來商機，推動新一波的增長。

主席

鄭裕彤博士

香港，二零零三年三月二十日

各位股東：

世界局勢瞬息萬變，處身其中，我們應該作好準備，積極勇敢地面對變化。新世界作為一間有承擔的企業，深明應變之道；最近成功進行的架構重組，便為集團的發展揭開新的一頁。在股東的支持下，重組體現了每間附屬公司的潛藏投資價值，使各項業務重點更清晰明確，組織架構更精簡，同時，經重新調配資產與負債後，更能配合新世界集團的業務需要。

香港經濟仍然疲弱及失業率高企，物業市道連帶建築和工程等輔助行業，均無可避免地受到不利影響。於回顧期間，新世界發展錄得純利5,250 萬港元 ， 較去年同期下跌，主因是少了出售麗晶酒店的收入，以及期內物業銷售減少，導致樓宇出售收益大幅減少。

其他業務如物業租賃、酒店及餐廳、傳統基建、服務、電訊等，在目前經濟不明朗之情況下，仍錄得健康的增長。展望未來，本集團的業務領域廣泛而成熟，將有助本集團克服目前的困境，穩中求進。

我們深信，圓滿的關係建基於溝通和互信。作為一間公眾上市公司，集團致力與投資者、基金經理、金融和投資界的其他成員、集團的僱員以至社會大眾，保持緊密溝通。我們以此為原則，盡力提供集團各方面的資訊，與各位分享集團的業務進展和成就、所面對的挑戰和策略，而最重要的是闡述集團的遠景和發展宏圖。

董事總經理

鄭家純博士

香港，二零零三年三月二十日

	附註	未經審核 截至十二月三十一日止六個月 二零零二年 百萬港元	 二零零一年 百萬港元
營業額	2	**10,961.6**	12,748.6
銷售成本		**(8,397.9)**	(7,798.7)
毛利		**2,563.7**	4,949.9
其他收益		**20.1**	8.2
其他收入／(支出)	3	**7.0**	(882.9)
銷售及推廣費用		**(206.9)**	(194.4)
行政費用		**(458.6)**	(467.2)
其他營運費用		**(1,244.0)**	(1,420.7)
財務費用及收入前營業溢利	2	**681.3**	1,992.9
財務費用		**(860.0)**	(867.1)
財務收入		**189.5**	282.5
營業溢利	4	**10.8**	1,408.3
應佔業績			
聯營公司		**235.4**	112.6
共同控制實體		**284.6**	62.5
除稅前溢利		**530.8**	1,583.4
稅項	5	**(224.3)**	(262.6)
除稅後溢利		**306.5**	1,320.8
少數股東權益		**(254.0)**	(285.7)
股東所佔溢利		**52.5**	1,035.1
中期股息		**131.5**	214.9
每股盈利	6		
基本		**0.02港元**	0.49港元
全攤薄		不適用	不適用
每股中期股息		**0.06港元**	0.10港元

簡明綜合資產負債表

	附註	未經審核 二零零二年 十二月三十一日 百萬港元	經審核 二零零二年 六月三十日 百萬港元
商譽	7	**132.6**	123.3
固定資產	8	**40,304.2**	41,046.1
聯營公司		**8,996.8**	8,871.9
共同控制實體		**28,998.7**	28,424.8
其他投資		**5,665.4**	6,148.0
遠期應收款		**1,113.1**	948.7
非流動資產總額		**85,210.8**	85,562.8
流動資產			
待售樓宇		**23,594.6**	23,279.1
存貨		**1,437.2**	1,394.0
下年度應收之遠期應收款		**26.1**	75.2
其他應收貸款		**100.0**	365.6
應收賬及預付款	9	**9,531.9**	9,004.3
現金及銀行存款			
有限制		**1,757.1**	2,404.4
無限制		**5,706.8**	4,689.5
		42,153.7	41,212.1
流動負債			
應付賬及應付費用	10	**12,015.1**	12,347.3
在建建築工程		**484.1**	301.9
出售樓宇預收訂金		**–**	34.2
銀行借款及透支			
有抵押		**1,582.9**	1,528.2
無抵押		**3,528.5**	2,190.1
其他無抵押借款		**47.8**	47.4
下年度須償還之遠期負債		**14,350.0**	13,752.9
税項		**690.7**	859.6
		32,699.1	31,061.6
流動資產淨值		**9,454.6**	10,150.5
資金之運用		**94,665.4**	95,713.3
資金來源			
股本	11	**2,166.4**	2,166.4
儲備		**51,038.6**	51,268.3
擬派中期股息		**131.5**	–
擬派末期股息		**216.6**	216.6
股東權益		**53,553.1**	53,651.3
少數股東權益		**18,054.3**	18,069.8
遠期負債	12	**22,992.8**	23,929.3
遞延税項		**65.2**	62.9
運用資金		**94,665.4**	95,713.3

	未經審核 截至十二月三十一日止六個月 二零零二年 百萬港元	 二零零一年 百萬港元
營業活動現金流入淨額	**229.5**	1,148.3
投資活動流出之現金淨額	**(602.6)**	(3,931.1)
融資活動流入／(流出)之現金淨額	**592.4**	(568.0)
現金及現金等值項目增加／(減少)	**219.3**	(3,350.8)
於期初時之現金及現金等值項目	**3,211.8**	6,986.8
外幣兑換率轉換之影響	**(16.7)**	(14.7)
於期末時之現金及現金等值項目	**3,414.4**	3,621.3
現金及現金等值之分析		
現金及銀行存款	**5,119.3**	5,022.1
銀行透支	**(1,704.9)**	(1,400.8)
	3,414.4	3,621.3

簡明綜合權益變動報表

	未經審核							
	股本	資本贖回儲備金	股本溢價	資產重估儲備	資本儲備	普通儲備	盈餘保留	合計
	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元
二零零二年七月一日	2,166.4	37.7	19,232.4	15,125.2	558.6	572.9	15,958.1	53,651.3
股份證券減值虧損於損益賬撇銷	–	–	–	110.3	–	–	–	110.3
出售一共同控制實體部份權益撥回商譽	–	–	–	–	6.2	–	–	6.2
商譽耗蝕撥回	–	–	–	–	(2.1)	–	–	(2.1)
出售股份證券盈餘變現	–	–	–	(162.8)	–	–	–	(162.8)
出售股份證券虧損變現	–	–	–	25.4	–	–	–	25.4
本期投資重估虧絀	–	–	–	(139.1)	–	–	–	(139.1)
本期溢利保留	–	–	–	–	–	–	52.5	52.5
轉往資本儲備	–	–	–	–	2.1	–	(2.1)	–
轉往普通儲備	–	–	–	–	–	9.6	(9.6)	–
外幣兌換差額	–	–	–	–	–	–	11.4	11.4
	2,166.4	37.7	19,232.4	14,959.0	564.8	582.5	16,010.3	53,553.1
代表：								
二零零二年十二月三十一日結存	2,166.4	37.7	19,232.4	14,959.0	564.8	582.5	15,662.2	53,205.0
擬派二零零二年末期股息	–	–	–	–	–	–	216.6	216.6
擬派二零零三年中期股息	–	–	–	–	–	–	131.5	131.5
	2,166.4	37.7	19,232.4	14,959.0	564.8	582.5	16,010.3	53,553.1

	未經審核							
	股本 百萬港元	資本贖回儲備金 百萬港元	股本溢價 百萬港元	資產重估儲備 百萬港元	資本儲備 百萬港元	普通儲備 百萬港元	盈餘保留 百萬港元	合計 百萬港元
二零零一年七月一日結存								
如前呈報	2,134.0	37.7	19,047.4	20,088.6	475.7	538.5	15,112.7	57,434.6
採納會計實務準則第9號								
(經修訂)之影響	–	–	–	–	–	–	213.4	213.4
二零零一年七月一日結存經重列	2,134.0	37.7	19,047.4	20,088.6	475.7	538.5	15,326.1	57,648.0
投資減值虧損於損益賬撇銷	–	–	–	3.9	–	–	–	3.9
出售酒店物業	–	–	–	(2,501.6)	–	–	–	(2,501.6)
出售聯營公司權益撥回資本儲備	–	–	–	–	(44.5)	–	–	(44.5)
商譽撥回								
出售附屬公司	–	–	–	–	156.2	–	–	156.2
出售聯營公司部份權益	–	–	–	–	1.1	–	–	1.1
出售聯營公司	–	–	–	–	10.9	–	–	10.9
本期投資重估虧絀	–	–	–	(103.0)	–	–	–	(103.0)
投資重估虧絀出售撥回	–	–	–	28.7	–	–	–	28.7
本期溢利保留	–	–	–	–	–	–	1,035.1	1,035.1
轉往普通儲備	–	–	–	–	–	19.5	(19.5)	–
外幣兌換差額	–	–	–	–	–	–	(31.4)	(31.4)
	2,134.0	37.7	19,047.4	17,516.6	599.4	558.0	16,310.3	56,203.4
代表:								
二零零一年十二月三十一日結存	2,134.0	37.7	19,047.4	17,516.6	599.4	558.0	15,882.0	55,775.1
擬派發二零零一年末期股息	–	–	–	–	–	–	213.4	213.4
擬派發二零零二年中期股息	–	–	–	–	–	–	214.9	214.9
	2,134.0	37.7	19,047.4	17,516.6	599.4	558.0	16,310.3	56,203.4

1. **編製基準及會計政策**

未經審核簡明綜合賬目乃按照香港會計師公會頒佈之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

本簡明綜合賬目應與二零零二年之年度賬目一併閱讀。

編製本簡明綜合賬目所採用之會計政策及計算方法與截至二零零二年六月三十日止年度之年度賬目所採用者一致,惟本集團於採納下列由香港會計師公會頒佈之會計實務準則後,已更改若干會計政策,該等會計準則於二零零二年一月一日或以後開始之會計期間生效。

會計實務準則第1號(經修訂)	:	「財務報表之呈列」
會計實務準則第11號(經修訂)	:	「外幣換算」
會計實務準則第15號(經修訂)	:	「現金流量表」
會計實務準則第33號	:	「終止業務」
會計實務準則第34號	:	「僱員福利」

以下會計實務準則之主要影響概要如下:

會計實務準則第1號(經修訂):財務報表之呈列

會計實務準則第1號規定編製賬目及載列其內容之架構及最低要求之指引。該會計實務準則之主要修訂為呈列已確認損益報表改為呈列股權變動報表。本中期簡明綜合股權變動報表及比較數字已根據經修訂會計實務準則呈列。

會計實務準則第11號(經修訂):外幣換算

以外幣結算之附屬公司、共同控制實體及聯營公司之資產負債表按結算日之適用比率換算,而損益賬則按綜合期間之平均利率換算,所產生之兑換差額已撥入儲備。

在過去此等損益表均以結算日之兑換折算。此乃會計政策之改變,董事認為以新會計政策追溯處理前期賬目會引起不必要延誤及費用,因此並無作追溯處理。

會計實務準則第15號(經修訂):現金流量表

會計實務準則第15號規定提供,按現金流量報表之方式,披露有關現金及現金等價物之歷史變動,報表中將期內現金流量分類為經營、投資及融資業務。本中期簡明綜合現金流量報表及比較數字已根據經修訂會計實務準則呈列。

1. **編製基準及會計政策(續)**

會計實務準則第33號：終止業務

會計實務準則第33號規定，申報有關終止／已終止業務之資料之基準。該會計實務準則對該等簡明綜合賬目並無重大影響。

會計實務準則第34號：僱員福利

會計實務準則第34號規定僱員福利之會計處理及披露。該會計實務準則對該等簡明綜合賬表並無重大影響。

會計政策之變更及採納此等新政策對本集團業績並無重大影響。

2. **分部資料**

集團營業額乃集團賬內各公司之租金收入、物業銷售、建築及機電工程、酒店及餐廳經營、基建項目經營、電訊服務、百貨經營、金融服務、物業管理、保安服務費、交通服務及其他收益之總和。

期內集團之收益及業績按業務及地區分析如下：

(a) **業務分部資料**

截至二零零二年十二月三十一日止六個月

	租務	樓宇銷售	建築及機電工程	酒店及餐廳	基建項目	電訊	其他	對沖	綜合
	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元
對外銷售	789.5	487.8	4,228.5	833.1	265.3	1,381.6	2,975.8	–	10,961.6
內部分部銷售	53.2	–	451.1	–	–	5.0	55.1	(564.4)	–
總營業額	842.7	487.8	4,679.6	833.1	265.3	1,386.6	3,030.9	(564.4)	10,961.6
分部業績	459.7	(37.0)	123.7	153.8	104.7	92.6	20.7		918.2
其他收入									7.0
未分攤公司費用									(243.9)
財務費用及收入前營業溢利									681.3
財務費用									(860.0)
財務收入									189.5
營業溢利									10.8
應佔業績									
聯營公司	29.8	45.3	13.6	(8.3)	151.7	–	3.3		235.4
共同控制實體	29.1	(193.6)	(0.1)	15.6	444.5	–	(10.9)		284.6
除稅前溢利									530.8
稅項									(224.3)
除稅後溢利									306.5
少數股東權益									(254.0)
股東應佔溢利									52.5

截至二零零一年十二月三十一日止六個月

	租務	樓宇銷售	建築及機電工程	酒店及餐廳	基建項目	電訊	其他	對沖	綜合
	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元	百萬港元
對外銷售	760.1	3,719.9	3,200.7	798.0	328.9	1,341.7	2,599.3	–	12,748.6
內部分部銷售	81.3	–	712.1	0.3	–	3.6	53.1	(850.4)	–
總營業額	841.4	3,719.9	3,912.8	798.3	328.9	1,345.3	2,652.4	(850.4)	12,748.6
分部業績	446.8	2,073.5	199.9	119.3	102.6	(6.3)	171.9		3,107.7
其他支出									(882.9)
未分攤公司費用									(231.9)
財務費用及收入前營業溢利									1,992.9
財務費用									(867.1)
財務收入									282.5
營業溢利									1,408.3
應佔業績									
聯營公司	26.2	(37.4)	18.6	(1.4)	109.7	–	(3.1)		112.6
共同控制實體	3.7	(263.1)	8.7	11.6	336.6	–	(35.0)		62.5
除稅前溢利									1,583.4
稅項									(262.6)
除稅後溢利									1,320.8
少數股東權益									(285.7)
股東所佔溢利									1,035.1

(b) 地區分部資料

	營業額	財務費用及收入前營業溢利／(虧損)
	百萬港元	百萬港元
截至二零零二年十二月三十一日止六個月		
香港及東南亞	**8,480.6**	**991.7**
中國大陸	**2,481.0**	**(310.4)**
	10,961.6	**681.3**
截至二零零一年十二月三十一日止六個月		
香港及東南亞	10,821.2	1,881.1
中國大陸	1,927.4	111.8
	12,748.6	1,992.9

銷售額乃按照客戶所在國家計算。

集團於東南亞之業務對其營業額及財務費用及收入前營業溢利佔集團營業額及財務費用及收入前營業溢利低於10%。

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	百萬港元	百萬港元

3. **其他收入／(支出)**

商譽攤銷：		
一共同控制實體	**(0.5)**	–
附屬公司	**(4.5)**	–
攤薄附屬公司權益虧損	**(0.3)**	(75.3)
耗蝕撥回：		
商譽	**2.1**	–
其他投資	**2.2**	–
耗蝕：		
固定資產	**(35.0)**	–
其他投資	**(180.9)**	–
出售投資虧損：		
共同控制實體	**–**	(124.0)
上市股份	**–**	(60.7)
其他投資	**(41.8)**	(13.7)
固定資產撇除	**–**	(38.0)
出售投資盈利：		
聯營公司	**–**	113.0
共同控制實體	**9.9**	1.9
其他投資	**280.5**	–
附屬公司	**17.5**	18.9
合營企業欠款撥備	**–**	(544.3)
已完成樓宇減值準備	**–**	(58.0)
投資撥備：		
合營企業訂金	**(18.6)**	–
共同控制實體	**(76.9)**	–
已完成樓宇	**(2.6)**	–
非上市股份	**(4.0)**	(128.2)
一間附屬公司清盤盈餘	**16.8**	–
準備撥回：		
共同控制實體	**20.3**	–
已完成樓宇	**22.8**	25.5
	7.0	(882.9)

4. **營業溢利**

營業溢利已扣除下列收支項目：

銷售成本	**1,683.6**	1,775.2
折舊		
租賃之固定資產	**21.2**	22.5
自置之固定資產	**583.6**	590.5
固定資產撇除	**–**	38.0

5. **稅項**

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	百萬港元	百萬港元
本公司及附屬公司		
香港利得稅	**117.7**	173.0
海外稅項	**8.8**	4.3
遞延稅項	**2.2**	15.0
聯營公司		
香港利得稅	**14.6**	10.2
海外稅項	**24.0**	21.2
共同控制實體		
香港利得稅	**15.7**	7.4
海外稅項	**41.3**	31.5
	224.3	262.6

香港利得稅乃按照是期估計應課稅溢利以稅率16%(2001年：16%)計算作出準備。海外應課稅溢利之稅款，則按照本期估計應課稅溢利依集團經營業務之地區之現行稅率計算。

6. **每股盈利**

每股基本盈利乃按期內股東應佔溢利52.5百萬港元(2001年：1,035.1百萬港元)除以加權平均已發行股份2,166.4百萬股(2001年：加權平均數2,134.0百萬股)而計算。

所有尚未行使之可換股債券行使認股權後不會對本期及去年度同期之每股盈利構成攤薄影響，因此並無列出攤薄後之每股盈利。

7. **商譽**

	二零零二年十二月三十一日	二零零二年六月三十日
	百萬港元	百萬港元
期初結存	**123.3**	–
收購附屬公司權益	**13.8**	131.8
攤銷	**(4.5)**	(8.5)
期末結存	**132.6**	123.3

8. **固定資產**

	投資物業 百萬港元	酒店物業 百萬港元	地產樓宇 百萬港元	收費道路、橋樑及港口設施 百萬港元	其他資產 百萬港元	在建工程資產 百萬港元	合計 百萬港元
於二零零二年七月一日賬面淨值	15,752.6	6,722.0	3,327.5	5,624.1	5,247.1	4,372.8	41,046.1
兌換差額	–	–	(14.3)	–	(2.4)	–	(16.7)
出售附屬公司	–	–	–	–	–	(1,512.0)	(1,512.0)
轉自合作發展項目	–	–	446.2	–	–	–	446.2
添置	6.0	–	10.6	3.7	382.9	567.7	970.9
轉自發展中樓宇	31.1	–	–	–	–	–	31.1
出售	–	–	(1.6)	(1.2)	(40.0)	–	(42.8)
重列	369.8	–	0.7	–	286.7	(657.2)	–
折舊、攤銷、蝕損及其他變動	–	–	(66.0)	(110.4)	(427.2)	(15.0)	(618.6)
於二零零二年十二月三十一日賬面淨值	16,159.5	6,722.0	3,703.1	5,516.2	5,447.1	2,756.3	40,304.2

9. **應收賬及預付款**

應收及預付款包括銷貨應收款、貸款予其他投資賬項內之公司、按金及預付款。本集團因應附屬公司所經營之業務及市場上不同之需求而有各種不同之信貸政策。出售物業之款項及建築及機電工程合約內之保留款額則根據有關合約訂定下之條款清償。銷貨應收款之賬齡分析如下：

	二零零二年十二月三十一日 百萬港元	二零零二年六月三十日 百萬港元
一即日至30天	**2,878.9**	2,455.0
一31天至60天	**372.8**	240.8
一60天以外	**1,348.6**	1,958.2
	4,600.3	4,654.0

10. 應付賬及應付費用

應付賬及應付費用已計入之應付貿易賬項，其賬齡分析如下：

	二零零二年十二月三十一日 百萬港元	二零零二年六月三十日 百萬港元
－即日至30天	**2,143.8**	4,080.4
－31天至60天	**244.2**	272.7
－60天以外	**3,999.4**	2,178.6
	6,387.4	6,531.7

11. 股本

	二零零二年十二月三十一日 股份數目(百萬)	二零零二年十二月三十一日 百萬港元	二零零二年六月三十日 股份數目(百萬)	二零零二年六月三十日 百萬港元
註冊股本：				
每股面值1.00港元股份				
期初及期末結存	**2,500.0**	**2,500.0**	2,500.0	2,500.0
發行及繳足股本：				
每股面值1.00港元股份				
期初結存	**2,166.4**	**2,166.4**	2,134.0	2,134.0
以股代息	–	–	32.4	32.4
期末結存	**2,166.4**	**2,166.4**	2,166.4	2,166.4

12. 遠期負債

	二零零二年十二月三十一日 百萬港元	二零零二年六月三十日 百萬港元
銀行借款		
有抵押	**10,317.2**	9,151.4
無抵押	**17,857.0**	19,272.7
須五年內全數償還之其他有抵押借款	**–**	250.0
其他無抵押借款		
須五年內全數償還	**551.0**	551.0
毋須五年內全數償還	**60.7**	59.5
財務租約債務須於五年內全部償還	**169.5**	115.1
	28,955.4	29,399.7
可換股債券	**4,033.1**	4,063.5
少數股東借款	**2,538.5**	2,546.6
遞延收入	**693.9**	642.7
遠期應付賬項	**1,121.9**	1,029.7
	37,342.8	37,682.2
下年度須償還之金額列入流動負債	**(14,350.0)**	(13,752.9)
	22,992.8	23,929.3

	有抵押銀行借款 百萬港元	無抵押銀行借款 百萬港元	其他有抵押借款 百萬港元	其他無抵押借款 百萬港元	財務租約債務 百萬港元	合計 百萬港元
分析二零零二年十二月三十一日之遠期借款之還款期如下：						
少於一年	**1,871.8**	**10,624.0**	**–**	**351.0**	**66.1**	**12,912.9**
超過一年，但少於二年	**2,182.8**	**1,083.3**	**–**	**200.0**	**79.1**	**3,545.2**
超過二年，但少於五年	**6,087.4**	**6,149.7**	**–**	**–**	**24.3**	**12,261.4**
超過五年	**175.2**	**–**	**–**	**60.7**	**–**	**235.9**
	10,317.2	**17,857.0**	**–**	**611.7**	**169.5**	**28,955.4**
分析二零零二年六月三十日之遠期借款之還款期如下：						
少於一年	931.4	10,371.1	250.0	351.0	39.3	11,942.8
超過一年，但少於二年	1,765.8	2,136.9	–	200.0	55.4	4,158.1
超過二年，但少於五年	6,041.6	6,764.7	–	–	20.4	12,826.7
超過五年	412.6	–	–	59.5	–	472.1
	9,151.4	19,272.7	250.0	610.5	115.1	29,399.7

13. **承擔項目**

	二零零二年 十二月三十一日 百萬港元	二零零二年 六月三十日 百萬港元
(a) 資本性承擔		
(i) 已簽約但未撥備		
固定資產	**531.5**	713.3
一間聯營公司	**–**	49.5
共同控制實體	**209.5**	258.6
	741.0	1,021.4
(ii) 已授權但未簽約		
固定資產	**261.6**	248.3
共同控制實體	**–**	628.8
	261.6	877.1
(b) 本集團佔共同控制實體所承諾未包括於上述之資本承擔項目如下：		
已簽約但未撥備	**171.0**	171.8
已授權但未簽約	**66.0**	89.4
	237.0	261.2

(c) 應付營運租約之承擔

應付不可撤銷之營運租約之未來最低租約付款總額承擔如下：

地產樓宇		
第一年內	**316.5**	351.2
第二至第五年內	**490.5**	664.9
第五年後	**1,271.8**	1,755.1
	2,078.8	2,771.2
其他器材		
第一年內	**24.9**	21.2
第二年至五年內	**8.2**	19.7
	2,111.9	2,812.1

13. **承擔項目(續)**

(d) 於二零零二年十二月三十一日，本集團已就若干銀行為本集團一間附屬公司及若干共同控制實體發展之物業項目之若干買家安排按揭貸款，而給予之按揭融資作出之履約擔保為數約340.6百萬港元(二零零二年六月三十日：316.2百萬港元)。根據履約擔保之條款，倘該等買家未能支付按揭款項，本集團須負責向銀行購買該按揭貸款，其代價為該按揭貸款之未償還按揭本金連同應計利息，而本集團有權接收有關物業並擁有物業之業權。

(e) 一間附屬公司及若干共同控制實體已就香港9號貨櫃碼頭的合作發展，有關的碼頭置換安排及融資而與第三者簽訂協議。本集團於二零零二年十二月三十一日的應佔資本承擔已在上文附註(a)所披露。

其中一共同控制實體已取得銀行備用額，以為其9號貨櫃碼頭所佔發展成本提供資金。本集團已就該銀行備用額提供擔保，已包括於賬目附註14項。

任何共同控制實體之其他股東，為獨立第三方，如有違約，有關附屬公司及共同控制實體將需為該項目提供額外資金。本集團已就有關附屬公司及共同控制實體之此等責任給予擔保。若本集團須履行此擔保下之責任，除上文所披露本集團之所佔資本承擔外，額外承擔之最高額為1,572.0百萬港元(二零零二年六月三十日：1,482.0百萬港元)。而一間聯營公司將反擔保其中約929.0百萬港元(二零零二年六月三十日：876.0百萬港元)。

14. **或然負債**

	二零零二年 十二月三十一日 百萬港元	二零零二年 六月三十日 百萬港元
擔保履行合約承擔：		
本集團建築合約	**100.8**	1,140.4
其他	**322.4**	384.7
擔保下列公司取得信貸額：		
聯營公司	**1,294.2**	1,188.1
其他投資賬項內之公司	**82.2**	5.5
共同控制實體	**4,784.4**	4,059.6
保證非全資附屬公司之中國税項債務	**1,649.7**	2,135.3
	8,233.7	8,913.6

本集團現正與一合營企業合夥人就若干於中華人民共和國合作發展樓宇項目進行訴訟。本集團對該合夥人進行訴訟而該合夥人亦同時向本集團採取反訴訟。

14. **或然負債(續)**

本集團亦同時與另一合營企業合夥人就有關馬來西亞酒店項目進行訴訟。該等訴訟尚在未經審訊階段。

董事已就以上訴訟諮詢法律顧問，並認為以上訴訟不會對本集團的財務狀況產生任何重大負面影響。

15. **與有關連人士之交易**

本集團期內在日常業務與有關連人士進行之重大交易摘要如下：

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	百萬港元	百萬港元
與聯屬公司交易		
提供合約工程服務	**321.3**	426.4
利息收入	**71.8**	138.1
管理費收入	**16.6**	18.7
與其他有關連人士交易		
租金收入	**17.9**	15.4

該等與有關人士之交易的條款與最近之年報內披露相同。

16. **上市規則第19項應用指引－補充資料**

根據上市規則第19項應用指引第3.3部之規定，本公司董事會謹此呈報截至二零零二年十二月三十一日向聯營公司及共同控制實體統稱(「聯屬公司」)提供貸款及為聯屬公司提供擔保之詳情。

本集團合共貸款21,915.7百萬港元(二零零二年六月三十日：21,739.0百萬港元)予聯屬公司，為聯屬公司之銀行貸款及其他信貸提供6,078.6百萬港元(二零零二年六月三十日：4,218.7百萬港元)之擔保，以及訂約向聯屬公司進一步提供資本及貸款合共2,410.8百萬港元(二零零二年六月三十日：1,291.6百萬港元)。該等貸款乃無抵押，隨時償還及不用付息，除了為數2,186.7百萬港元(二零零二年六月三十日：3,200.0百萬港元)乃須付浮動利息即年率由香港優惠利率至香港優惠利率加2%，為數6,275.3百萬港元(二零零二年六月三十日：6,037.1百萬港元)須付固定息率由年率4%至15%不等及為數19.0百萬港元(二零零二年六月三十日：19.0百萬港元)每年須付固定息率及乃後償貸款。簽訂須向聯屬公司注資及貸款之金額將由集團之內部資金、銀行及其他借款所償付。

16. **上市規則第19項應用指引－補充資料(續)**

上述於二零零二年十二月三十一日為聯屬公司提供之貸款佔本集團綜合資產為56.8%(二零零二年六月三十日：50.8%)。並無單一實體接受本集團之財政援助超越本集團之綜合淨資產25%。

同時，根據上市證券規則應用指引19第3.10段之規定，本公司須在中期報告中載附其聯屬公司之備考合併資產負債表，當中應包括資產負債表的主要分類項目，並列出本公司在各聯屬公司之應佔權益。由於本公司持有之有聯屬公司繁多，故認為編製備考合併資產負債表並不可行亦無實際意義，該等資料亦可能造成誤導。本公司已向聯合交易所申請豁免並獲得接納，現提供下段資料以作替代。

於二零零二年十二月三十一日，該等聯屬公司呈報之合併債項(包括欠負本集團之款項)、資本承擔約及或然負債分別為68,639.1百萬港元(二零零二年六月三十日：69,331.6百萬港元)、3,004.3百萬港元(二零零二年六月三十日：3,339.7百萬港元)及3,778.3百萬港元(二零零二年六月三十日：1,371.0百萬港元)。

17. **結算日後事項**

於二零零二年十月二十一日，本公司與本公司之附屬公司新世界基建有限公司(「新世界基建」)及太平洋港口有限公司(「太平洋港口」)聯合公佈集團旗下若干附屬公司已予重組(「重組」)。該項重組由多項交易組成，主要包括下列交易：

(a) 太平洋港口向新世界基建購入傳統基建資產代價合共約10,227.0百萬港元並以現金、發行太平洋之股份及太平洋港口承擔新世界基建之若干負債以作支付；

(b) 太平洋港口向本公司及新世界創建有限公司(「新世界創建」)之其他股東收購新世界創建之全部發行股份總代價約為10,913.0百萬港元並以發行太平洋港口股份以作支付；及

(c) 將新世界基建持有之太平洋港口之股份以比率為每股新世界基建股份可獲得約5.87股太平洋港口股份分派予其股東。

該重組已於二零零三年一月二十九日完成。於重組完成後，本集團擁有太平洋港口約54%及新世界基建約54%之股權。於二零零三年一月二十九日太平洋港口之名稱已轉為新創建集團有限公司。

18. **比較數字**

若干比較數字已重新分類，以符合本期之呈報方式。

中期股息

董事會茲向於二零零三年四月十六日已登記於股東名冊上之股東宣派截至二零零三年六月三十日止財政年度之中期股息每股0.06港元，並採取以股代息方式進行，惟股東可選擇收取現金。

在香港聯合交易所有限公司(「聯交所」)上市委員會批准新股上市及買賣後，各股東將獲配發繳足股份，其總市值與該股東可選擇收取現金股息之總額相等，惟各股東亦可選擇收取現金每股0.06港元以代替配發股份。有關此次派發中期股息之詳情，將會以書函形式，連同選擇收取現金股息表格，於二零零三年四月二十五日左右寄予各股東。

暫停辦理股份過户登記日期

暫停辦理股份過戶登記日期 (首尾兩天包括在內)：	二零零三年四月十日至二零零三年四月十六日
截止辦理股份過戶：	二零零三年四月九日下午四時三十分
股票過戶及登記處地址：	登捷時有限公司， 香港灣仔告士打道56號東亞銀行港灣中心地下

購買、出售或贖回上市證券

截至二零零二年十二月三十一日止之六個月內本公司並無贖回本公司之任何上市證券。本公司及其附屬公司於截至二零零二年十二月三十一日止之六個月內亦均無購買或出售本公司之任何上市證券。

最佳應用守則

本公司所有董事均未知悉任何資料，足以合理地指出本公司現時或在本中期報告書所包括之會計期間內之時間，未有遵守聯交所證券上市規則附錄14所列之最佳應用守則。

已作抵押之集團資產詳情

於二零零二年十二月三十一日，本集團數額分別為12,514.6百萬港元(二零零二年六月三十日：11,726.2百萬港元)及1,571.1百萬港元(二零零二年六月三十日：948.6百萬港元)之固定資產及待售樓宇已予以抵押，作為該集團信貸額之抵押品。

集團將其所佔二項共同控制實體之權益作為該等共同控制實體的銀團借款之部份抵押。

審核委員會

審核委員會已經與管理層審閱本集團所採納之會計原則及方法，並與董事討論有關內部監控及財務匯報事宜，包括審閱截至二零零二年十二月三十一日止六個月之未經審核中期賬目。

財務摘要(百萬港元)

公司	二零零三財政年度上半年 股東應佔溢利
新世界中國地產有限公司	17.1
新世界創建有限公司	409.8
新世界基建有限公司	(98.2)

物業投資

截至二零零二年十二月三十一日止六個月，物業投資業務的分部業績為5.186億港元，較去年同期上升接近9％。

香港物業投資

購物商場

本集團之愉景新城商場、德福商場、美孚新邨商舖及名珠城等主要購物商場，基本上均已全數租出。於二零零二年十二月底，新世界中心的出租率達90%以上，亞瑪遜的出租率亦達84%。

目前，九廣鐵路東鐵支線尖沙咀站及附近的相關道路工程仍在進行中，行人流量因而減少，對新世界中心的人流繼續帶來不利影響。本集團已陸續舉辦各類宣傳活動，為商場帶來新面貌以吸引人流。然而，預期仍需待二零零四年中所有挖掘及建築工程完成後，人流方可回復正常水平。

於二零零二年，本集團之名店城以「亞瑪遜」主題重新包裝，加上位於地庫的泰迪熊主題公園「小熊國」於去年八月開幕後名店城的人流有所增加。於二零零三年，本集團將繼續集中招徠從事童裝，玩具及禮品銷售的租戶，務求使亞瑪遜成為尖沙咀的一個遊人熱點。

寫字樓

於回顧期內，雖然中環及鄰近地區的寫字樓單位供應充裕，新世界大廈、新世界中心寫字樓、萬年大廈及循道衛理大廈出租率得以維持，但租金有下調的壓力。

物業投資(續)

香港物業投資(續)

香港會議展覽中心

於回顧期內，香港會議展覽中心(「會展中心」)共舉辦861項活動，參觀人數超過270萬人次，其中主要的國際盛事包括國際電聯2002年亞洲電信展及第十六屆世界會計師大會。

會展中心於二零零二年已連續九年榮獲英國《會議及獎勵旅遊》雜誌推選為「全球最佳會議中心」，此項榮譽只是集團服務業務所取得的眾多成就之一。會展中心預期能為集團提供可觀及穩定的收入來源。

中國大陸物業投資

本集團之中國物業租金收益減少，主要是由於受新近落成的投資物業上海華美達廣場影響所致。

於回顧期內，新世界中國地產有限公司(「新世界中國地產」或「新中」)於廣州、上海及大連落成之投資物業達148,815平方米。

於二零零三財政年度上半年新世界中國地產落成的投資物業

項目	用途	總樓面面積(平方米)	新中應佔權益
大連新世界廣場二期	C, Oth	68,275	88%
上海華美達廣場	R, C	61,651	61.8%
廣州東方新世界花園一期	C	18,889	100%
總計		148,815	

R : 住宅
C : 商業
Oth : 其他

物業發展

香港物業發展

二零零二年香港經濟持續疲弱，物業市場仍然偏軟，一手物業銷售於年底始見回升。本集團於去年十二月成功推出帝后華庭，公眾反應熱烈，從而帶動其後香港多個主要物業發展項目的銷售取得佳績。

物業發展(續)

香港物業發展(續)

於回顧期間，本集團包括附屬公司及聯營公司之應佔物業銷售總收益逾16億港元，包括出售爾登豪庭及蝶翠峰第一、二期等住宅項目之收入，和本集團於東堤灣畔、海堤灣畔、采葉庭、傲雲峰、別樹華軒及帝后華庭住宅單位之應佔銷售收入。

本集團目前擁有之40個物業發展項目，應佔樓面面積達1,310萬平方呎；農地儲備2,250萬平方呎，包括物業發展項目計劃中預期更改土地用途之1,050萬平方呎農地。

物業發展項目計劃概要

物業發展項目計劃	地盤面積 (平方呎)	總樓面面積 (平方呎)	集團應佔樓面面積 (平方呎)	項目數目
市區發展項目	4,048,799	13,755,251	7,502,752	27
農地	10,520,304	9,398,087	5,622,733	13
總計	14,569,103	23,153,338	13,125,485	40

按地區劃分之農地儲備

地區	土地總面積 (平方呎)	集團應佔土地面積 (平方呎)	物業發展計劃內包括之農地總地盤面積 (平方呎)
元朗	14,555,000	13,071,100	7,646,304
粉嶺	2,360,000	2,360,000	200,000
沙田／大埔	3,500,000	2,614,000	1,290,000
西貢	1,950,000	1,688,000	1,384,000
屯門	120,000	120,000	—
總計	22,485,000	19,853,100	10,520,304

本集團有40個發展項目相繼進行，因此對於購入任何新項目將採取審慎態度。

中國大陸物業發展

中國物業銷售有所下降，主要由於武漢常青花園最新一期的竣工日期略有延遲所致。於二零零二財政年度上半年，武漢常青花園提供期內87%之應佔營業溢利。不計武漢常青花園的溢利貢獻，物業銷售的應佔營業溢利較去年同期實際增長87%。事實上，在回顧期內竣工的項目中，超過37%的可售面積於二零零二年十二月經已售出。

物業發展(續)

中國大陸物業發展(續)

於二零零二財政年度或之前落成項目的存貨單位之銷售面積較去年同期增長67%。由於存貨以減價形式促銷,尤其是位於廣州的物業,故無可避免地對集團的貢獻帶來負面影響。

於回顧期間,新世界中國地產竣工之12個分別位於北京、瀋陽、濟南、合肥、廣州、珠三角地區的發展項目,總樓面面積達333,000平方米。

於二零零三財政年度上半年新世界中國地產落成之發展項目

項目	用途	總樓面面積(平方米)	新中應佔權益
北京新世界家園一期	O, Oth	36,218	70%
瀋陽新世界花園一期B	R, Oth	19,102	90%
濟南陽光花園一期	R	18,382	65%
合肥新世界花園二期	R, C, Oth	19,800	60%
廣州逸彩庭園一期B	R	10,000	60%
廣州天河芳草園一期	R	48,202	40%
廣州東逸花園三期	R, Oth	57,929	100%
廣州嶺南新世界家園二期A	R	42,921	60%
惠陽棕櫚島高爾夫渡假村二期	R	1,505	34%
惠陽棕櫚島高爾夫渡假村三期	R	18,732	34%
珠海新世界海濱花園一期	R	10,311	60%
海口新世界花園一期	R	50,230	60%
總計		333,332	

建築及機電工程

於二零零二年十二月三十一日,協興建築有限公司手頭合約總值為190.49億港元,於過去六個月內獲得的合約達12億港元。新創機電工程有限公司的手頭合約總值達51.52億港元。

酒店及餐廳

本集團酒店及餐廳業務之貢獻增長24%達1.611億港元,乃由於入住率的增加、平均房租的提高及嚴格的成本控制所致。

酒店及餐廳(續)

本集團目前於香港、中國內地及東南亞共有14間酒店。整體而言,本集團酒店的營運業績於回顧期內有所改善,特別是香港的三間酒店,由於來港參加國際會議(如國際電聯2002年亞洲電信展)的商務旅客人數以及中國內地旅客均有所增長,使入住率及平均房租同告上升。

基建

本集團之傳統基建業務包括三大範疇,港口及貨物裝卸、道路及橋樑與能源及食水處理。集團傳統基建業務之貢獻增長28%,總額逾7億港元。因中國內地的汽車擁有率上升、經濟高增長及各省間貿易增加而受惠,本集團於傳統基建的投資預期將可繼續提供穩定收入。

港口及貨物裝卸

隨著華南地區出口量激增,香港的貨櫃吞吐量於二零零二年亦有所回升。事實上,太平洋港口有限公司(於二零零三年一月二十九日易名為新創建集團有限公司)錄得純利1.747億港元。鑑於廣東出口貿易增長強勁以及深圳貨櫃碼頭的吞吐量已達飽和,預期本集團香港港口及貨物裝卸業務的增長將會持續。本集團的國內業務遍佈華北、華東及華南的策略性地點,於廈門等城市的投資亦迅速擴展,將成為推動本集團增長的其中一環。

道路及橋樑業務

本集團共有32個道路項目,總長度達1,114公里,分佈四省(廣東、廣西、山西及湖北)、一直轄市(天津)及一特別行政區(香港)。於回顧期間,本集團道路及橋樑業務的分部收益為1.61億港元,較去年同期上升10%。廣州市北環高速公路仍然是重要收益來源,而本集團由四個橋樑項目組成的橋樑組合因武漢禁止橋樑收費的法規於二零零二年十月一日生效,分部收益較去年同期下降80%至670萬港元,本集團現正就此與武漢政府磋商,尋求補償。

能源及食水處理

於二零零二年,由於經濟增長強勁和電力價格下降,廣東及四川均錄得較國家平均水平為高的雙位數經濟增長。廣東的燃煤發電廠雖面對電費下降及燃料費上升等問題,但本集團在加強成本控制下,仍取得良好的業績及溫和的增長。

於回顧期內,兩項分別位於青島及重慶新增的食水處理項目已投入營運。本集團目前擁有及管理大中華地區的多間食水處理廠,總處理量達每日300萬立方米。與去年同期比較,本集團之能源及食水處理業務組合分段收益上升23%至2.19億港元。

電訊

本集團的電訊業務包括新世界傳動網及新世界電訊，於回顧期內錄得純利8,460萬港元。電訊業務的進展已跨越投資階段，在不斷創新服務，嚴格控制成本，預期電訊業務在未來將可逐漸為本集團提供更大貢獻。

新世界傳動網

於二零零二年十二月三十一日，新世界傳動網用戶已由二零零二年六月的72萬增至逾82萬。截至二零零三年三月底，用戶數目更超過90萬，較二零零二年六月時增長達25%。

於回顧期內，新世界傳動網成功由網絡營辦商轉型為服務供應商，更與多間業務夥伴合作，推出多項創新服務，如「Twins Mobile」及「智顧家」流動視像服務。

新世界傳動網更重點提供專為不同客戶群所需而設的服務，鑑於市場競爭激烈，更推出「Priority-One」計劃，藉提供個人化的客戶服務，以增強高用量客戶之歸屬感。

作為一家致力提高服務質素的服務供應商，新世界傳動網新擴建擁有完善設備的流動數據網絡已於二零零三年二月啟用，以提供更優質服務。

新世界電訊

新世界電話有限公司於二零零二年十二月易名為「新世界電訊有限公司」，以反映其「衝出香港」的業務視野，象徵新世界電話竭誠為全球客戶及其合作夥伴的電訊經營商提供一應俱全的世界級服務。憑藉於國際長途電話(IDD)市場的成就，新世界電訊已策略性轉型為一家國際電訊網絡服務供應商，掌握因亞太區以至全球各地數據流量、寬頻連接、多媒體及內容服務的急劇增長而帶來的無限商機。新世界電訊已取得在設施基礎上的電訊牌照及設立新地區辦事處，亦已在中國大陸(北京、深圳)、台灣及美國設立Points of Presence (POP)網絡設施。

在固網服務方面，新世界電訊於二零零二年十二月底用戶逾124,000，六個月內增長25%。新世界電訊的IDD 009國際電話服務覆蓋全世界超過260個國家及地區，截至二零零二年十二月，總通話量達3.83億分鐘，比去年同期增長60%。

新世界電訊新近推出一項以思科技術系統支援的12 Mbps獨立雙向極速寬頻服務，名為「Vitamin」，並已用於新世界電訊的Next-Generation Network (NGN)。「Vitamin」的推出，是新世界電訊繼二零零二年十二月推出NGN服務後的另一新猷，體現其為香港市場提供最優質電訊服務的承諾。

其他業務

TMT

在業務運作上，TMT的資產繼續在多個業務範疇內錄得重大進展，包括新技術的引進及測試、與中國內地主要企業合約的簽訂、整合程序的推進，以及發掘與新世界集團公司間的新協作機會。

目前，業務組合由商業周期內不同程度的一系列電訊、媒體及科技業務相關項目組成。多間現存的電訊及媒體企業已準備就緒，以把多款產品推出市場。與此同時，跨行業研發工作將可為對科技有龐大需求的市場提供創新產品。

新世界百貨

於二零零二年底，新世界百貨有限公司(「新世界百貨」)在香港及國內九個城市經營管理14間百貨公司及五間超級市場，總樓面面積逾410萬平方呎。於回顧期內，新世界百貨開設面積達32萬平方呎的大連新世界百貨，當中包括一間二萬平方呎的超級市場。此外，哈爾濱新世界百貨的擴展工程經已完成。

於回顧期內，上述百貨公司的總銷售額達13億港元，即使不計天津新世界新安廣場、上海新寧購物廣場及新開設的大連百貨公司(於去年同期尚未落成)，總銷售額亦較去年增長32%。為進一步把握中國在需求方面的重大增長，南京新世界百貨已定於二零零三年開幕。

新世界中國實業

本集團透過新世界中國實業項目有限公司(「新世界中國實業」)， 已成功打入中國四個高增長行業的市場(醫、食、住、行)，包括生化醫藥保健、 消費品、 建築材料及汽車中下游行業。迄今已投資十多個項目。

新世界中國實業亦為新世界利寶中國發展有限公司的項目管理人，該公司乃集團聯同美國利寶互助保險集團及以亞洲開發銀行為首的其他投資者於二零零零年十二月組成策略聯盟。初期1.5億美元資金中，六成已投資於中國大陸的高增長中小型企業。新世界中國實業透過推行良好的公司管治結構，提高營運規範及建立品牌，使該等中小型企業能夠達致國際水平，提升競爭力及投資回報。目前不少已投資的項目已有溢利貢獻。

流動資金及資本來源

截至二零零二年十二月三十一日，本集團之綜合債項淨額共306.836億港元(二零零二年六月三十日：301.350 億港元)，即淨負債比率約為57%。債項到期日概況載於賬目附註12。

本集團維持一個均衡之債項組合，透過指明定息及浮息債項組合選擇，作好分散風險安排。

債項淨額	**二零零二年十二月三十一日 (百萬港元)**	二零零二年六月三十日 (百萬港元)
綜合債項淨額	**30,683**	30,135
一 新世界基建有限公司	**8,047**	8,641
一 新世界中國地產有限公司	**4,879**	4,017
一 新世界電訊及新世界傳動網	**864**	70
一 新世界創建	**1,336**	112
綜合債項淨額(不包括主要附屬公司)	**15,557**	17,295

債項總額		
綜合債項總額	**38,148**	37,229
一 新世界基建有限公司	**10,181**	10,436
一 新世界中國地產有限公司	**6,565**	5,468
一 新世界電訊及新世界傳動網	**950**	137
一 新世界創建	**3,666**	2,751
綜合債項總額(不包括主要附屬公司)	**16,786**	18,437

流動資金及資本來源(續)

借貸來源

截至二零零二年十二月三十一日，本集團總額少於三分之一未償還債項以集團資產作抵押。

利率及到期日概況

於二零零二年十二月三十一日之債項總額共189.862億港元將於未來十二個月內償還。本集團截至二零零二年十二月三十一日手頭持有之現金為74.639億港元並在二零零二年十二月內安排一項70.0億港元之銀團貸款於二零零三年一月提取。

憑藉上述現金連同樓宇出售、租務、電訊及新創建集團有限公司營業活動現金流入以及尚未動用之銀行信貸，本集團有足夠財政來源以滿足其承擔及營運資金之需求。

超過75%之集團債項總額(二零零二年財政年度：77%)以浮動利率計息，而固定息率借貸主要與人民幣貸款融資及可換股債券有關。由於浮動息率債項比重較大，隨著利率的持續下跌，集團利息支出將進一步下降。

利息償付比率

截至二零零二年十二月三十一日之利息償付比率為1.4倍，而二零零二年六月三十日則為1.8倍。

僱員

本集團於二零零二年十二月三十一日共有僱員約25,500名，於二零零二年六月三十日則超過26,100名。於回顧六個月期間的員工成本開支總額為17.548億港元。

展望

在疲弱的經濟環境下，在本財政年度所餘期間，集團的業務進度仍將繼續受到影響，其中影響集團未來盈利的幾項重要因素包括供求不平均，使寫字樓租金面對下調壓力、油價上升、建築市場進一步收縮及香港消費者對物業需求疲弱等。

然而本集團深信新世界發展透過多元化的業務，必將能克服現時困難的市況，並在未來短期內透過四個重要的業務範疇以達致增長。

首先，中國內地經濟增長以及各大城市的迅速發展，將對本集團的業務有重大而且正面的影響。二零零二年間，與世界其他地方比較，內地正以令人羨慕的速度增長。蓬勃的經濟增長將帶動住宅和在主要地段的寫字樓的需求，按揭政策開放以及二手物業市場興起，這些因素都為蓬勃的房地產市場提供了優越的條件。中國內地經濟的增長不僅提高了人民的可支配性收入，亦增加了汽車的擁有率和商貿機會。本集團的傳統基建 、港口和服務業務， 以及策略性業務如新世界百貨，都將因這些因素而直接受惠。

展望(續)

至於本集團旗下的新世界中國地產、新創建集團、新世界百貨及新世界中國實業，已建立了穩健的基礎和獨一無二的地位，以把握未來的商機。如二零零三財政年度下半年，新世界中國地產的七個發展項目和二個投資物業亦將竣工，應佔樓面面積達65.5萬平方米。

將於二零零三財政年度下半年新世界中國地產落成的發展項目

項目	用途	總樓面面積(平方米)	新中應佔權益
南京新世界中心	R	73,940	92%
濟南陽光花園一期	R	39,329	65%
武漢常青花園四期	R	168,155	60%
廣州逸彩庭園二期	R	11,600	60%
廣州嶺南新世界家園二期B	R	55,235	60%
廣州新塘新世界花園二期	R	13,674	60%
肇慶新世界花園一期	R	36,500	40%
總計		398,433	

將於二零零三財政年度下半年新世界中國地產落成的投資項目

項目	用途	總樓面面積(平方米)	新中應佔權益
南京新世界中心	C, O, Oth	118,934	92.0%
上海香港新世界大廈	C, O, Oth	137,746	44.1%
總計		256,680	

本集團依據所擁有的競爭優勢，結合持續提供最佳產品及優質服務的信譽，突顯集團的品牌策略，從而保持集團良好的發展前景。

本集團的另一增長範疇為電訊業，預期新世界傳動網及新世界電訊在未來將逐步增加對集團的貢獻，現時的業務較投資初期已取得很大的進展。這兩間公司不斷推出嶄新和富創意的產品。

展望(續)

本集團的第三個增長範疇為集團的會議展覽與酒店及餐廳業務。最近放寬內地旅客來港的限制，定會有助增加來港旅客數目，使此兩項業務受益。

第四個增長範疇為本集團在本港的業務，由於集團擁有四十個大型物業發展項目及足夠的土地儲備，使集團處於一個有利位置，從而必會因物業銷售的回升而受惠。在物業市道回升的情況下，本集團的建築及機電工程與服務業務，均可同時受惠。總樓面面積達100萬平方呎之尖沙咀河內道重建項目為其中之一個主要項目，現已展開地基工程，整項工程預期可於二零零五年下半年落成。此項目暫定包括一個購物商場、酒店及服務式住宅。

於二零零三年，本集團預期將推出九個發展項目逾6,000個單位發售，而本集團於該等項目所佔之權益由16%至100%不等。以估計可售面積計算，該等項目70%以上位於市區。

將於二零零三年推出發售之物業發展項目

項目	地點	總樓面面積 (平方呎)	單位數目	集團應佔權益 (%)
麥當勞道11號	半山	62,780	28	33.3
海堤灣畔－第5座	東涌	237,535	387	16.4
綠茵豪園#	元朗	303,350	425	56.0
傲雲峰	九龍城	1,500,368	2,208	20.0
君頤峰	何文田	900,000 *	700	30.0
柏道2號	半山	150,280	148	100.0
般咸道項目	半山	123,244 *	128	70.0
堅尼地城重建項目	西區	676,687 *	1,174	100.0
將軍澳55b區項目	將軍澳	914,079	1,472	45.0
總計		4,868,323	6,670	

註: 「*」- 估計數字；「#」- 蝶翠峰第三、四期

為推廣香港旅遊業，政府已訂出一系列規劃，把尖沙咀海濱重新發展為國際藝術及文化景點。根據目前的計劃，新世界中心鄰近將會成為包括九廣鐵路、地下鐵路及巴士的交通樞紐和尖沙咀的購物消閑熱點。政府其中一項計劃為興建概念類似洛杉磯市荷里活「Walk of Fame」的「星光大道」，向多年以來為推廣香港電影業作出貢獻的藝人及其他電影工作者致敬。當位於新世界中心海傍的「星光大道」於二零零四年落成後，新世界中心將成為尖沙咀的「心臟地帶」。

展望(續)

作為一家上市公司，本集團承諾為投資者、基金經理、各財經及投資界人士，包括集團的僱員及大眾市民提供一致及公開的資料披露。另外，本集團亦參與多項社會公益慈善事業，以盡企業之公民責任。在過去的六個月中，尤其在重組期間，本集團已努力提高公司的透明度。為使投資者、分析員及傳媒更了解集團的重組過程，本集團亦曾舉行簡報會、小組討論及業務場所探訪。本集團深信要於現時瞬息萬變及困難的市場環境中脱穎而出，集團必須要堅持這個重要的方針。本集團秉承這個宗旨，致力和各位保持緊密溝通，提供充足的資訊，務求與各界分享集團業務的進展和成果、面對的挑戰、採取的策略，而最重要是和大家分享集團的前景及目標。

董事股份權益

根據證券(公開權益)條例第29條之規定而設置之登記冊所載，各董事及彼等之聯繫人士於二零零二年十二月三十一日所持有本公司及各附屬公司之股本證券權益如下：

	個人權益	家屬權益	法團權益[1]	其他權益
新世界發展有限公司				
(普通股每股面值1.00港元)				
鄭裕彤博士	–	–	–	–
鄭家純博士	–	–	–	–
利國偉博士	–	–	3,583,464	253,321[2]
沈　弼勛爵	–	–	–	–
何　添博士	1,805,813	–	–	–
冼為堅博士	3,363,363	33,642	–	–
鄭裕培先生	–	–	–	–
梁仲豪先生	–	–	–	–
楊秉樑先生	–	–	–	–
查懋聲先生	–	–	–	–
鄭家成先生	–	–	–	–
梁志堅先生	23,253	–	–	–
陳錦靈先生	96,669	–	–	–
周桂昌先生	20,818	–	–	–
查懋成先生(查懋聲先生之替任董事)	–	–	–	–
精基貿易有限公司				
(無投票權遞延股每股面值1.00港元)				
鄭家成先生	–	–	380,000	–
梁志堅先生	160,000	–	–	–
陳錦靈先生	–	–	80,000	–
周桂昌先生	80,000	–	–	–
協興建築有限公司				
(無投票權遞延股每股面值100.00港元)				
冼為堅博士	42,000	–	–	–
陳錦靈先生	15,000	–	–	–
HH Holdings Corporation				
(普通股每股面值1.00港元)				
冼為堅博士	42,000	–	–	–
陳錦靈先生	15,000	–	–	–
國際屋宇管理有限公司				
(無投票權遞延股每股面值10.00港元)				
冼為堅博士	5,400	–	–	–
陳錦靈先生	1,350	–	–	–

董事股份權益(續)

	個人權益	家屬權益	法團權益[1]	其他權益
Master Services Limited				
(普通股每股面值0.01美元)				
梁志堅先生	16,335	–	–	–
陳錦靈先生	16,335	–	–	–
周桂昌先生	16,335	–	–	–
松電有限公司				
(無投票權遞延股每股面值1.00港元)				
梁志堅先生	44,000	–	–	–
陳錦靈先生	–	–	44,000	–
周桂昌先生	44,000	–	–	–
新世界中國地產有限公司				
(普通股每股面值0.10港元)				
陳錦靈先生	100,000	–	–	–
周桂昌先生	126	–	–	–
新世界基建有限公司				
(普通股每股面值1.00港元)				
鄭家純博士	–	1,000,000	–	–
何　添博士	148	–	–	–
冼為堅博士	5,594	53	–	–
梁仲豪先生	262	–	–	–
陳錦靈先生	6,800	–	–	–
新世界創建有限公司				
(普通股每股面值0.10港元)				
冼為堅博士	–	–	29,350,490	–
鄭家成先生	–	–	3,382,788	–
梁志堅先生	4,214,347	–	250,745	–
陳錦靈先生	–	–	10,602,565	–
周桂昌先生	2,562,410	–	–	–
Progreso Investment Limited				
(無投票權遞延股每股面值1.00港元)				
梁志堅先生	–	–	119,000	–
大業建築工程有限公司				
(無投票權遞延股每股面值1,000.00港元)				
冼為堅博士	700	–	–	–
陳錦靈先生	250	–	–	–

董事股份權益(續)

	個人權益	家屬權益	法團權益[1]	其他權益
富城物業管理有限公司				
(無投票權遞延股每股面值1.00港元)				
鄭家成先生	–	–	750	–
梁志堅先生	750	–	–	–
周桂昌先生	750	–	–	–
YE Holdings Corporation				
(普通股每股面值1.00港元)				
梁志堅先生	37,500	–	–	–

附註:

(1) 此等股份由一間公司實益擁有，根據證券(披露權益)條例，有關董事被視為有權於該公司之股東大會上行使或控制行使其三分之一或以上投票權，故被視為於該等股份有權益。

(2) 此等股份乃由一慈善基金持有，利國偉博士及其配偶為該基金受託人委員會成員。

董事認購股份或債券之權利

根據新世界中國地產有限公司(「新世界中國」)、新世界基建有限公司(「新世界基建」)及新創建集團有限公司(「新創建」)(前稱太平洋港口有限公司)各自所頒佈之購股權計劃，可授予新世界中國、新世界基建或新創建各自之董事及職員購股權以認購新世界中國、新世界基建或新創建之股份。本公司若干董事擁有認購新世界中國或新世界基建各自購股權權之個人權益。

2000新世界中國購股權計劃

授予董事之購股權

			購股權數目			
董事姓名	授予日期	可行使期間	二零零二年七月一日結存	已於期內行使	二零零二年十二月三十一日結存	每股行使價港元
鄭家純博士	二零零一年二月七日	二零零一年三月八日至二零零六年三月七日	5,000,000	–	5,000,000[1]	1.955
鄭家成先生	二零零一年二月九日	二零零一年三月十日至二零零六年三月九日	2,500,000	–	2,500,000[1]	1.955
梁志堅先生	二零零一年二月七日	二零零一年三月八日至二零零六年三月七日	500,000	–	500,000[1]	1.955
陳錦靈先生	二零零一年二月九日	二零零二年三月十日至二零零六年三月九日[2]	400,000	–	400,000[1]	1.955
周桂昌先生	二零零一年二月九日	二零零一年三月十日至二零零六年三月九日	500,000	–	500,000[1]	1.955

董事認購股份或債券之權利(續)

附註：

(1) 除附註(2)所述外，購股權可由接納購股權建議之授出日期後一個月期限屆滿時起計之5年內行使，惟於一年內可行使之購股權最高數目，為已授出購股權數目之20.0%連同自過往年度結轉之任何尚未行使購股權。

(2) 購股權可於其餘下行使期四年內行使，惟於一年內可行使之購股權最高數目為該有關購股權於開始行使日期時結存之25%。

(3) 上述董事各自就每次授出之購股權所支付現金代價10港元。

2000新世界中國購股權計劃已於該公司二零零二年十一月二十六日舉行之股東週年大會(「二零零二年股東週年大會」)屆滿。根據2000新世界中國購股權計劃之條款，任何於屆滿前獲授予該計劃之購股權將繼續有效及仍可行使。新世界中國於二零零二年股東週年大會遵守由香港聯合交易所頒佈上市規則有關條文採納一項新購股權計劃。截至二零零二年十二月三十一日止期間，根據新購股權計劃概無任何新世界中國董事或僱員獲授予購股權。

1997新世界基建購股權計劃

授予董事之購股權

		購股權數目			
董事姓名	授予日期	二零零二年七月一日結存	已於期內行使	二零零二年十二月三十一日結存	每股行使價港元
鄭家純博士	一九九八年十二月二日	600,000	–	600,000(1)	10.20
	一九九八年十二月二日	2,400,000	–	2,400,000(2)	12.00
鄭家成先生#	一九九八年十二月一日	120,000	–	120,000(1)	10.20
	一九九八年十二月一日	480,000	–	480,000(2)	12.00
梁志堅先生#	一九九八年十二月八日	120,000	–	120,000(1)	10.20
	一九九八年十二月八日	480,000	–	480,000(2)	12.00
陳錦靈先生#	一九九八年十二月九日	200,000	–	200,000(1)	10.20
	一九九八年十二月九日	800,000	–	800,000(2)	12.00

已於二零零三年一月十七日請辭新世界基建董事。

附註：

(1) 行使期由一九九九年七月一日至二零零四年六月一日。

(2) 分為三批，行使期分別由二零零零年、二零零一年及二零零二年七月一日至二零零四年六月一日。

(3) 上述董事各自就每次授出之購股權所支付現金代價10港元。

(4) 截至二零零二年十二月三十一日止期內，概無新世界基建董事根據購股權計劃行使任何購股權。

董事認購股份或債券之安排(續)

一項新購股權計劃(「二零零一年購股權計劃」)經新世界基建董事會於二零零一年十月十日批准，並於二零零一年十二月六日舉行之股東週年大會上獲新世界基建股東採納。根據二零零一年購股權計劃，新世界基建董事可酌情向該集團董事及僱員授予認購新世界基建股份之購股權。自採納二零零一年購股權計劃以來，概無任何新世界基建董事及僱員獲授予購股權。

新創建購股權計劃

新創建於二零零一年十二月六日採納一項購股權計劃及修訂後，經新創建於二零零三年三月十二日舉行之股東特別大會批准(「新創建二零零一年購股權計劃」)，由採納日期起計十年內有效及生效。根據新創建二零零一年購股權計劃及任何其他計劃將予授出之所有購股權獲行使而可予發行之新創建股份總數不得超過於股東特別大會通過新創建二零零一年購股權計劃當日已發行新創建普通股本10.0%。自採納該計劃以來，並未授出任何購股權。

除上述披露外，本公司或其附屬公司於期內任何期間並無參與任何安排，使任何董事、行政總裁或任何彼等之配偶或十八歲以下之子女藉收購本公司或其他公司之股份或債券而獲益。

主要股東

周大福企業有限公司及其附屬公司於二零零二年十二月三十一日持有本公司股份共831,206,530股。

除上述外，根據證券(公開權益)條例第16(1)條，本公司於二零零二年十二月三十一日之登記名冊內並無其他股東持有本公司已發行股份10%或以上權益。

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability) **(Stock code: 17)**

Annual Results Announcement 2003/2004

RESULTS

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 30 June 2004

	Note	2004 HK$m	2003 HK$m (as restated)
Turnover	2	25,653.0	21,056.3
Cost of sales		(20,151.5)	(16,912.8)
Gross profit		5,501.5	4,143.5
Other revenues		148.3	36.6
Other (charge)/income	3	(4,787.2)	(4,732.6)
Selling and marketing expenses		(496.3)	(431.4)
Administrative expenses		(1,175.7)	(1,085.4)
Other operating expenses		(2,068.6)	(1,895.5)
Operating loss before financing costs and income	2	(2,978.0)	(3,964.8)
Financing costs		(1,022.7)	(1,824.1)
Financing income		230.4	337.9
Operating loss	4	(3,770.3)	(5,451.0)
Share of results of			
Associated companies		525.4	93.7
Jointly controlled entities		1,815.9	212.7
Loss before taxation		(1,429.0)	(5,144.6)
Taxation	5	(980.2)	(317.4)
Loss after taxation		(2,409.2)	(5,462.0)
Minority interests		1,433.0	754.3
Loss attributable to shareholders		(976.2)	(4,707.7)
Dividends			
Interim paid HK$0.02 per share (2003: HK$0.06)		69.1	131.5
Final of HK$0.04 per share (2003: nil)		138.3	—
		207.4	131.5
Loss per share	6		
Basic		HK$(0.35)	HK$(1.96)
Diluted		N/A	N/A
Dividends per share		HK$0.03	HK$0.06

Notes:

1. Basis of preparation of financial statements

Deferred taxation

In order to comply with Statement of Standard Accounting Practice 12 (revised) "Income taxes" issued by the Hong Kong Institute of Certified Public Accountants (previously named the Hong Kong Society of Accountants), the Group adopted a new accounting policy for deferred tax with effect from 1 July 2003. Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits were not recognised unless their realisation was assured beyond reasonable doubt.

As a result of the adoption of this policy, the Group's opening reserves at 1 July 2002 and 2003 have been reduced by HK$281.1 million and HK$179.0 million, respectively. This change has resulted in an increase in net deferred tax liabilities of HK$94.1 million as at 30 June 2003. The loss for the year ended 30 June 2003 has been reduced by HK$103.8 million.

The new accounting policy has been adopted retrospectively and certain comparative figures have been adjusted accordingly.

2. Segment information

a *Business segments*

	Property investment and development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Others HK$m	Elimin-ations HK$m	Consoli-dated HK$m
Year 2004								
External sales	6,595.0	10,818.3	374.9	2,623.8	3,254.3	1,986.7	—	25,653.0
Inter-segment sales	184.8	1,561.9	—	16.6	—	26.5	(1,789.8)	—
Total turnover	6,779.8	12,380.2	374.9	2,640.4	3,254.3	2,013.2	(1,789.8)	25,653.0
Segment results	1,427.9	540.7	80.9	53.1	103.5	108.0		2,314.1
Other (charge)/income	884.0	(19.6)	275.8	(797.8)	(4.0)	(5,126.1)		(4,787.2)
Unallocated corporate expenses								(504.9)
Operating loss before financing costs and income								(2,978.0)
Year 2003 (as restated)								
External sales	1,745.3	12,092.3	494.7	2,712.4	2,673.3	1,338.3	—	21,056.3
Inter-segment sales	211.0	1,299.9	—	7.0	—	25.6	(1,543.5)	—
Total turnover	1,956.3	13,392.2	494.7	2,719.4	2,673.3	1,363.9	(1,543.5)	21,056.3
Segment results	476.0	377.9	136.3	221.8	40.2	(4.4)		1,247.8
Other (charge)/income	(2,630.3)	—	32.1	(8.5)	(1.9)	(2,124.0)		(4,732.6)
Unallocated corporate expenses								(480.0)
Operating loss before financing costs and income								(3,964.8)

b *Geographical segments*

	Turnover HK$m	Operating profit/(loss) before financing costs and income HK$m
Year 2004		
Hong Kong and Southeast Asia	18,253.1	1,571.2
Mainland China	7,399.9	(1,847.4)
North America	—	(2,701.8)
	25,653.0	(2,978.0)
Year 2003 (as restated)		
Hong Kong and Southeast Asia	15,890.6	(1,952.0)
Mainland China	5,165.7	(1,763.3)
North America	—	(249.5)
	21,056.3	(3,964.8)

3. Other (charge)/income

	2004 HK$m	2003 HK$m
Amortisation of		
Cost of investments in jointly controlled entities	[illegible]	(10.4)
Development costs	[illegible]	—
Goodwill	[illegible]	(5.4)
Dilution loss on reorganisation of subsidiaries	[illegible]	(196.4)
Reorganisation expenses	[illegible]	(78.1)
Impairment loss on		
Fixed assets	[illegible]	(386.8)
Goodwill	[illegible]	(21.0)
Intangible assets	[illegible]	—
Provision for investments in		
A joint property development project	[illegible]	(36.3)
Associated companies	[illegible]	(138.2)
Jointly controlled entities	[illegible]	(47.2)
Listed shares	[illegible]	(39.0)
Unlisted shares	[illegible]	(62.4)
Provision for		
Accounts receivable	[illegible]	(35.5)
Advances to associated companies	[illegible]	(62.5)
Advances to jointly controlled entities	[illegible]	(480.8)
Loans to investee companies	[illegible]	—
Other assets	[illegible]	(122.4)
Other investments	[illegible]	(305.3)
Payments on account	[illegible]	(111.6)
Provision for diminution in value of properties held for sale	[illegible]	(2,352.3)
Loss on dilution of interests in subsidiaries	[illegible]	(0.3)
Premium on redemption of convertible bond	[illegible]	(1.9)
Write back of/(provision for) revaluation deficit of a hotel property	[illegible]	(178.3)
Net profit/(loss) on disposal of		
Associated companies	[illegible]	3.1
Jointly controlled entities	[illegible]	(24.9)
Listed shares	[illegible]	—
Other investments	[illegible]	71.4
Subsidiaries	[illegible]	167.6
Profit on partial disposal of subsidiaries	[illegible]	56.4
Surplus on liquidation of a subsidiary	[illegible]	64.3
Write down of stocks to net realisable value	[illegible]	(458.4)
Write back of impairment loss on		
Fixed assets	[illegible]	—
A jointly controlled entity	[illegible]	—
Write back of provision for		
Diminution in value of properties held for sale	[illegible]	40.0
Unlisted shares	[illegible]	—
	(4,787.2)	(4,732.6)

4. Operating loss

Operating loss of the Group is arrived at after charging the following:

	2004 HK$m	2003 HK$m
Cost of inventories sold	[illegible]	3,132.8
Depreciation and amortisation	[illegible]	1,216.5

5. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Tax on overseas profits has been calculated on the estimated taxable profits for the year at the rate of taxation prevailing in the countries in which the Group operates.

	2004 HK$m	2003 HK$m
Company and subsidiaries		
Hong Kong profits tax	473.2	143.3
Overseas taxation	26.6	25.0
Under/(over) provisions in prior years	3.0	(7.3)
Deferred taxation relating to the origination and reversal of temporary differences	151.5	(39.9)
Deferred taxation resulting from an increase in tax rate	[illegible]	38.8
	654.3	159.9
Associated companies		
Hong Kong profits tax	69.4	68.3
Overseas taxation	1.9	0.7
Deferred taxation	(0.4)	(0.2)
	70.9	68.8
Jointly controlled entities		
Hong Kong profits tax	148.4	29.0
Overseas taxation	[illegible]	61.2
Deferred taxation	(15.0)	(1.5)
	255.0	88.7
Taxation charge	980.2	317.4

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability) **(Stock code: 17)**

Annual Results Announcement 2003/2004

6. **Loss per share**
The calculation of basic loss per share is based on the loss attributable to shareholders of HK$976.2 million (2003: restated loss of HK$4,707.7 million) and the weighted average number of 2,772.8 million (2003: 2,180.6 million) shares in issue during the year.

No dilution effect was resulted on the loss per share for the current year and the previous year after taking into account the potential dilutive effect of the convertible bonds which expired on 9 June 2004.

7. **Comparative figures**
Comparative figures for the segment information have been reclassified to conform with the current year's presentation.

QUALIFIED AUDITORS' REPORT

The Directors would like to draw your attention that the report of the joint auditors, PricewaterhouseCoopers and H.C. Watt & Company Limited, on the annual accounts of the Group for the year ended 30 June 2004 has been qualified. The relevant parts of the auditors' report that dealt with the qualification as well as the relevant notes to the accounts to which the auditors' report refers to are quoted as follows:

AUDITORS' REPORT

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, except that the scope of our work was limited as explained below.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. However, the evidence available to us was limited as set out below.

Fundamental uncertainty and limitation of audit scope relating to pending litigations

As described in Note 34 to the accounts, New World TMT Limited ("NWTMT"), a 54.44% owned listed subsidiary, commenced litigations against PrediWave Corporation ("PrediWave") and certain companies associated with PrediWave (collectively the "PrediWave Companies") and Mr. Tony Qu, the president and founder of the PrediWave Companies. NWTMT was seeking recovery of various investments in and other payments made by the Group to the PrediWave Companies (the "NWTMT Complaint"). On the other hand, PrediWave also commenced litigations against NWTMT (the "PrediWave Complaint"), under which PrediWave alleged that NWTMT had failed to make full payments under certain purchase orders and an agreement of approximately US$59 million (approximately HK$459 million). PrediWave claimed damages of not less than US$58 million (approximately HK$452 million) and loss of profit of unspecified amount.

As more fully described in Note 34 to the accounts, in preparing the accounts, the directors have concluded that a full provision amounting to HK$3,082 million against the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave (collectively the "PrediWave Assets"), is most appropriate for the purpose of the accounts for the year ended 30 June 2004. In addition, the directors have not made any provision for any commitment/loss under the PrediWave Complaint in the accounts as they are of the view that the Group has proper and valid defences to the PrediWave Complaint.

As a result of the uncertainty of the timing and the outcome of the litigations which would have a consequential effect on the amount of assets recoverable, as well as the lack of updated meaningful financial information on the PrediWave Companies, the evidence available to us for assessing the carrying values of the PrediWave Assets, the propriety of the provisions made against the PrediWave Assets and any provision for any commitment/loss under the PrediWave Complaint was limited. There were no other practical satisfactory audit procedures that we could adopt to assess the carrying values of the PrediWave Assets, the propriety of the provisions made against the PrediWave Assets and any provision for any commitment/loss under the PrediWave Complaint. Any adjustments to the carrying values of the PrediWave Assets or provision for any commitment/loss under the PrediWave Complaint that might have been necessary should evidence become available to us would have a consequential impact on the Group's net assets at 30 June 2004 and the Group's loss for the year then ended.

Limitation of audit scope relating to other investments

Included in other investments is an unlisted equity investment of approximately HK$377 million in Intellambda Systems Inc. ("Intellambda") which was acquired by NWTMT during the year. Mr. Tony Qu is the Chief Executive Officer of Intellambda. As described in Note 18 to the accounts, sufficient financial information on Intellambda was not available to the directors. Notwithstanding that, the directors remain confident in the technology and business operation of Intellambda and consider that no provision for impairment in value of the investment in Intellambda is required. We were unable to obtain sufficient explanations and evidence relating to the future prospect of Intellambda. There were no other practical satisfactory audit procedures that we could adopt to assess the carrying value of the investment in Intellambda as at 30 June 2004. Any adjustment that might have been necessary should evidence become available to us would have a consequential impact on the Group's net assets at 30 June 2004 and the Group's loss for the year then ended.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Qualified opinion arising from limitation of audit scope

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the matters referred to in the "Basis of opinion" paragraphs, in our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2004 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the matters described above, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

NOTES TO THE ACCOUNTS

18. Other investments

(b) *Also included in unlisted equity securities is an unlisted equity investment of approximately* HK$376.9 million in Intellambda Systems Inc. ("Intellambda") which was acquired by NWTMT during the year. Mr. Tony Qu is the Chief Executive Officer of Intellambda. Intellambda's business objective is to develop optical transport and switching platform and provide the optical networking solutions for carriers planning on building or upgrading their metro and regional infrastructures. Based on the latest financial information available to NWTMT, Intellambda was operating at a loss. The director nominated by NWTMT to Intellambda has requested for further financial information from Intellambda for the purpose of assessing the carrying value of the investment in Intellambda. However, Intellambda imposed certain conditions before it would make available further financial information to the director nominated by NWTMT to Intellambda. In view of the conditions imposed, no further information was obtained from Intellambda. Despite the litigation against Mr. Tony Qu, the directors of NWTMT remain confident in the technology held by Intellambda and consider that there is no reason to believe why Mr. Tony Qu would not pursue, if not harder because of the presence of NWTMT as a shareholder keeping a close eye on the performance, the business objective of Intellambda and make it a successful operation. As a result, the directors of the Company consider that no provision for impairment in value of the investment in Intellambda is required.

34. Pending litigations

(a) In May 2004, NWTMT, a 54.44% owned listed subsidiary, filed complaints to the Superior Court of the State of California for the County of Santa Clara in the United States of America ("US") ("NWTMT Complaint") against the PrediWave Companies and Mr. Tony Qu, the president and founder of the PrediWave Companies. Under the NWTMT Complaint, NWTMT alleged that, in reliance of the representations given by Mr. Tony Qu and PrediWave, NWTMT entered into various agreements with the PrediWave Companies under which the Group invested in the PrediWave Companies and placed various purchase orders for goods and services relating to the technology (the "Technology") of video-on-demand and other digital broadcasting and related technology and added value services. The Group had paid approximately HK$5 billion to the PrediWave Companies for investments in and loans to the PrediWave Companies, and purchases of goods and services from PrediWave. NWTMT complained of various breaches, in relation to goods and services relating to the Technology, by Mr. Tony Qu and the PrediWave Companies relating to the parties' agreements. Accordingly, NWTMT claimed damages for an amount to be determined at trial together with interest, rescission of all agreements, restitution of all monies obtained from the Group, punitive and exemplary damages, costs of legal proceedings and other declaratory relief and equitable relief. The total monetary amount sought by NWTMT in the law suit exceeds US$700.0 million (equivalent to approximately HK$5,460.0 million).

The directors of NWTMT have been advised by their external legal counsel that the NWTMT Complaint will not be concluded in a short period of time and the outcome of the NWTMT Complaint is uncertain.

Based on the unaudited management accounts of the PrediWave Companies as at 31 December 2003 which were obtained prior to the commencement of the NWTMT Complaint, there was a balance of approximately US$344.0 million (equivalent to approximately HK$2,683.0 million) in their bank accounts.

In June 2004, with the objective of preventing improper withdrawals of funds, Mr. Jimmy Li, the director nominated by NWTMT to certain PrediWave Companies sought to exercise the co-signing rights in relation to withdrawals of funds in excess of US$0.5 million from the bank accounts of certain PrediWave Companies by requesting a temporary restraining order from the court. However, such request was denied by the Superior Court of the State of California for the County of Santa Clara in the US.

In August 2004, the Superior Court of the State of California for the County of Santa Clara in the US made an order in favour of Mr. Jimmy Li permitting him to inspect all corporate books and records of certain PrediWave Companies. Mr. Jimmy Li is assisted by an accounting firm in the US to inspect the books and records but no meaningful financial information has been extracted as of the date of approval of the accounts.

As the directors of NWTMT were unable to freeze the bank accounts or enforce the co-signing rights, the directors of NWTMT consider that they cannot effectively monitor the utilization of funds by the PrediWave Companies. Notwithstanding that the bank balance of the PrediWave Companies were approximately US$344.0 million as at 31 December 2003 based on their unaudited management accounts, the directors of NWTMT expect that the utilization of funds for legal costs and other causes beyond their control will be significant throughout the period up to the date when the NWTMT Complaint is concluded. In addition, in the absence of the availability of meaningful and updated financial information on the PrediWave Companies and given the uncertainty of the timing and the outcome of the litigation which would have a consequential effect on the amount of assets recoverable, the directors of the Company have concluded that a full provision of HK$3,082.0 million made against the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave is most appropriate for the purpose of the accounts for the year ended 30 June 2004.

(b) In May 2004, PrediWave filed complaints to the Superior Court of the State of California for the County of Los Angeles in the US against NWTMT (the "PrediWave Complaint"). Under the PrediWave Complaint, PrediWave alleged that NWTMT had failed to make full payments under three purchase orders and one agreement for goods and services delivered or licenses granted by PrediWave to the Group relating to the Technology with an outstanding amount of approximately US$58.9 million (equivalent to approximately HK$459.0 million). PrediWave claimed damages against NWTMT in an amount to be proved at trial, but not less than US$58.0 million (equivalent to approximately HK$452.0 million) together with interest and costs of legal proceedings, and a declaration that NWTMT should pay PrediWave the profits PrediWave would have received had NWTMT performed its obligations under various purchase order and agreements and that PrediWave should be entitled to retain the deposits made by NWTMT thereunder.

The directors are of the view that the Group has proper and valid defences to the PrediWave Complaint, and accordingly, no provision for commitment/loss has been accounted for in the accounts.

DIVIDENDS

The Directors have resolved to recommend a final dividend in scrip form equivalent to HK$0.04 per share with a cash option to shareholders registered on 7 December 2004. Together with the interim dividend of HK$0.02 per share paid in May 2004, the total distribution for 2004 would thus be HK$0.06 per share (2003: HK$0.06 per share).

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.04 per share instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 7 December 2004.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	1 December 2004 to 7 December 2004
Latest time to lodge transfer with Registrar	:	30 November 2004, Tuesday 4:00 p.m.
Address of Registrar	:	Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

CONTINGENT LIABILITIES

Except for pending litigations as referred to in note 34 of the accounts quoted above, the Group's other contingent liabilities as at 30 June 2004 amounted to HK$9,311.1 million.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability) **(Stock code: 17)**

Annual Results Announcement 2003/2004

BUSINESS REVIEW

SEGMENT ANALYSIS (INCLUDING ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES)

	FY2004 HK$ million	FY2003 (As restated) HK$ million
Segment contribution		
Property sales	1,577.4	(770.6)
Rental	725.3	576.4
Service	945.6	584.7
Infrastructure	1,353.1	1,352.3
Telecommunications	53.1	221.8
Department stores	103.5	40.2
Others	(102.6)	(450.6)
Segment results	**4,655.4**	**1,554.2**

PROPERTY

Hong Kong Property Development

The property market in Hong Kong rebounced in the fourth quarter of 2003. Since then, both volume and pricing recorded solid growth. The Group sold 1,136,977 sq. ft. in Hong Kong comparing to 660,341 sq. ft. in FY2003. In FY2004, the Group completed the development of No. 2 Park Road and Bon-Point at Mid-Levels of Hong Kong Island; Parc Palais, Sky Tower and Kingsford Terrace in Kowloon.

The Group now has a landbank of 5.54 million sq. ft. which is enough for meeting its development needs for three to four years. Moreover, the Group has a total 20 million sq. ft. of agricultural land reserve.

Development projects	Attributable GFA (sq. ft.)
Hong Kong Island	748,645
Kowloon	1,957,911
NT excluding those agricultural and pending for land conversion	2,835,219
Total	**5,541,775**

Agricultural landbank by location	Total land area (sq. ft.)	Attributable land area (sq. ft.)
Yuen Long	14,420,000	12,937,100
Shatin/Tai Po	3,414,000	2,528,000
Fanling	2,310,000	2,310,000
Tuen Mun	120,000	120,000
Sai Kung	1,905,000	1,668,000
Total	**22,169,000**	**19,563,100**

The Group is actively negotiating with government on agricultural land conversion. However, during FY2004, only one site of GFA 260,000 sq. ft. was concluded in June 2004. Several leading developers voiced out difficulties in closing agricultural land premium negotiations with the government due to differences in price expectations.

Strong competition at the auctions for 2 major sites in Homantin and San Po Kong on 12 October 2004 further confirmed the upturn of the Hong Kong property market. In FY2005, on an attributable basis, the Group has 1.8 million sq. ft. property, including inventory and projects to be launched for sale. Projects to be launched in the coming months include Kennedy Town Redevelopment, Black's Link, Tseung Kwan O Area 55b, Lau Fau Shan and Fu Tei projects.

FY2005 Projects	Attributable GFA (sq. ft.)
Inventory completed before FY2005	332,668
Caldecott Hill (畢架山)	31,220
33 & 35 Island Road (香島道33及35號)	27,438
Kennedy Town Redevelopment (堅尼地城重建項目)	676,687
6–10 Black's Link (布力徑6-10號)	27,814
Tseung Kwan O Area 55b (將軍澳55b區項目)	411,336
Lot No. 3569 in DD129, Lau Fau Shan (流浮山項目)	66,522
3 Tuen Kwai Road, Fu Tei (虎地屯貴路3號)	196,744
Total	**1,770,429**

Hong Kong Property Investment

Increase of individual travellers from Mainland China and overseas spur the retail traffic. Located at the Tsimshatsui Promenade and next to New World Centre, the "Avenue of Stars", a major new attraction donated by the Group to honour Hong Kong's film professionals, made a big draw for tourists and locals alike after its completion. The monthly visitor flow for the Avenue of Stars was over 1 million after its launch in April 2004. Pedestrian traffic is expected to be further enhanced with the completion of the KCR East Tsimshatsui Station and its associated road works outside New World Centre by the end of October 2004. Higher traffic may translate into positive rental revision at New World Centre.

Hong Kong office rental market bottomed at end of 2003 with both effective rent and occupancy firming up.

Hotels

Hong Kong hotels have improved significantly in both occupancy and average room rate. The Group's hotel operations regained their profitability to the pre-SARS level.

China Hotel in Guangzhou was reverted to Guangzhou Municipal government after the expiry of the contract in June 2004. In FY2004, the 860-room Mayfair Hotel Shanghai was completed to enhance our Mainland China hotel portfolio to 7 hotels providing 2,968 guest rooms.

Hotel in Mainland China	Number of rooms
New World Courtyard Hotel, Beijing (北京新世界萬怡酒店)	293
Jing Guang New World Hotel, Beijing (北京京廣新世界酒店)	444
Mayfair Hotel Shanghai (上海巴黎春天大酒店)	860
New World Hotel, Shenyang (瀋陽新世界酒店)	261
New World Courtyard Hotel, Shunde (順德新世界萬怡酒店)	376
New World Courtyard Hotel, Wuxi (無錫新世界萬怡酒店)	243
Grand New World Hotel, Xian (西安古都新世界大酒店)	491
Total	**2,968**

Mainland China Property

New World China Land Limited ("NWCL"), the Group's 70%-owned Mainland China property arm, has currently a property portfolio of 36 major development property projects with a total GFA of 16 million sq. m. across 17 cities.

For the year under review, NWCL has completed 15 property development projects in 10 cities with a total GFA of 997,283 sq. m., an increase of 39% year-on-year. Area sold surged 62% to 909,772 sq. m. in FY2004.

Development property projects completed during FY2004

Projects	Usage	Total GFA (sq. m.)	NWCL's interest
Beijing Xin Kang Garden Phase III (北京新康家園三期)	R	77,420	70%
Beijing Xin Yu Garden Block 3 & 4 (北京新裕家園3、4號樓)	R, C	70,526	70%
Chateau Regalia Beijing (北京麗高王府)	R	121,505	100%
Tianjin New World Garden Phase I (天津新世界花園一期)	R, C	54,226	60%
Tianjin New World Garden Phase II (天津新世界花園二期)	R, C	77,371	60%
Shenyang New World Garden Phase IC (瀋陽新世界花園一期C)	R	98,023	90%
Dalian Manhattan Tower II (大連曼哈頓大廈二座)	R, O	55,005	88%
Wuhan Menghu Garden Phase IA (武漢夢湖香郡一期A)	R	12,098	70%
Jinan Sunshine Garden Phase I (濟南陽光花園一期)	R	40,597	65%
Nanjing New World Centre (南京新世界中心)	R	70,363	92%
Guangzhou Covent Garden Phase II (廣州逸彩庭園二期)	R	28,918	60%
Guangzhou Central Park-view Phase I (廣州凱旋新世界廣場一期)	R	62,704	91%
Guangzhou New World Oriental Garden Phase I (廣州東方新世界花園一期)	R	117,715	100%
Guangzhou Xintang New World Garden Phase II (廣州新塘新世界花園二期)	R	49,913	60%
Huiyang Palm Island Resort Phase IV (惠陽棕櫚島Resort四期)	R	40,372	34%
Shunde New World Convention & Exhibition Centre Phase II (順德新世界會議展覽中心二期)	R	20,527	35%
Total		**997,283**	

R : *Residential*
C : *Commercial*
O : *Office*

Shanghai Hong Kong New World Tower was completed in October 2003 with satisfactory occupancy. The Group's investment portfolio now increased to 1.2 million sq. m. comprising retail, office, hotels, service apartments and carpark at prime locations of high growth cities. The Central Government announced austerity measures on the control of financial credit and land supply which are considered for the long-term healthy growth of the real estate industry. The gist of the credit tightening and land policy is to reduce irregularities and improve transparency.

Development property projects to be completed in FY2005

Projects	Usage	Total GFA (sq. m.)	NWCL's interest
Beijing Xin Kang Garden Phase III (北京新康家園三期)	R	7,000	70%
Beijing New World Garden Phase II (北京新世界家園二期)	R	60,984	70%
Beijing Xin Cheng Commercial Building (北京新成文化大廈)	C, O	36,964	70%
Beijing Xin Yang Commercial Building (北京新陽商務樓)	C	2,313	70%
Wuhan Menghu Garden Phase IB (武漢夢湖香郡一期B)	R	13,223	70%
Wuhan Xin Hua Garden Phase II (武漢新華家園二期)	R	39,073	60%
Jinan Sunshine Garden Phase II (濟南陽光花園二期)	R	13,943	65%
Nanjing New World Centre (南京新世界中心)	R, C	113,709	92%
Guangzhou Covent Garden Phase II (廣州逸彩庭園二期)	R	67,896	60%
Guangzhou Central Park-view Phase IB (廣州凱旋新世界廣場一期B)	R	73,964	91%
Guangzhou Park Paradise Phase II (廣州嶺南新世界家園二期)	R	74,729	60%
Guangzhou Park Paradise Phase III (廣州嶺南新世界家園三期)	R	8,788	60%
Guangzhou Xintang New World Garden Phase II (廣州新塘新世界花園二期)	R	37,000	60%
Huiyang Palm Island Resort Phase V (惠陽棕櫚島Resort五期)	R	32,000	34%
Huizhou Changhuyuan Phase II (惠州長湖苑二期)	R	60,062	60%
Shenzhen New World Yi Shan Garden Phase II (深圳新世界倚山花園二期)	R	36,088	90%
Zhuhai New World Riviera Garden Phase II (珠海新世界海濱花園二期)	R	29,469	100%
Total		**707,205**	

Investment properties to be completed in FY2005

Projects	Usage	Total GFA (sq. m.)	Attributable interest
Wuhan Int'l Trade & Commerce Centre Phase III (武漢國貿大廈三期)	O	44,840	100%
Guangzhou Central Park-view Phase IB (廣州凱旋新世界廣場一期B)	R, C, O	39,782	91%
Total		**84,622**	

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability) **(Stock code: 17)**

Annual Results Announcement 2003/2004

SERVICE

Hong Kong enjoyed a fast-paced recovery after SARS. With strong support from the Central Government — seen in measures such as the endorsement of CEPA and the lifting of travel restrictions on Mainlanders wishing to visit Hong Kong — the majority of service operations have benefited from the ensuing economic revival. The overall performance of Service operations for FY2004 was satisfactory.

HKCEC achieved an encouraging result due to the quick recovery in tourism, retail, and consumer related businesses, as well as from the spill-over effect of the post-SARS business rescheduling of many exhibitions and conventions. The occupancy of the HKCEC for the year was comparable to those of previous years when mega functions such as ITU — Telecom Asia were held.

Property management produced a satisfactory result. As at 30 June 2004, Urban Property Management managed a total of 1.8 million sq. m. of commercial/industrial areas, 180,000 residential flats, and 33,000 car park spaces. Kiu Lok achieved sound results, mainly attributable to the improved activities in the Mainland China agency and property management businesses.

Construction operations faced tough market environment resulting from the sluggish property construction market.

Sky Connection Limited, which has exclusive right to retail duty free liquor and tobacco in Hong Kong International Airport and ferry terminals, delivered satisfactory results.

The Group's transport operations have yet to regain passenger patronage back to the pre-SARS level. Moreover the surging fuel costs coupled with keen competition from other mode of transport have put pressure on the profitability. The Group's investment in Kunming (昆明) bus service which commenced business in early 2004, made an immediate profit contribution.

INFRASTRUCTURE

The Group's power plant operations benefited from surging electricity generation and consumption caused by economic growth, especially in Guangdong Province. Zhujiang Power Phase I & II (珠江電廠第一及第二期) and Macau Power electricity sales increased by 16% and 7% respectively.

The toll income of Guangzhou City Northern Ring Road (廣州市北環高速公路) increased by 19% mainly from the reclassification of toll rates/vehicle types and increased traffic. In addition, Tanjin Expressway (Tianjin North Section) (唐津高速公路天津北段) and Beijing-Zhuhai Expressway (Guangzhou — Zhuhai Section) (京珠高速公路廣珠段) also have satisfactory results.

The Group continuously reviews its investments and divests low-yielding assets. In November 2003, the Group announced the disposal of the Zhaoqing Roadways Network for a consideration of approximately HK$1.168 billion. These disposals were all completed by the end of March 2004.

The profit contribution from the Water Treatment and Waste Management operations increased in FY2004 due to the improved performance of certain projects in Mainland China. The Macao Water Supply Company Limited (澳門自來水股份有限公司) was once again the highest profit contributor whilst the Chongqing (重慶) operations had a full-year contribution. During the year, the Group contracted new investments in the water sector in Sanya City, Hainan Province (海南省三亞市) and Tanggu District, Tianjin (天津市塘沽區).

Due to the loss of one major customer at Container Terminal No. 3 and fierce competition from Shenzhen ports, the profit contribution from the port operations dropped 33%. CT8 West is operational from October 2004. The ports of Tianjin and Xiamen continued to lead the way in the Mainland China port sector on the back of solid expansion in trade flows and their throughputs grew by 25% and 11% respectively.

TELECOMMUNICATIONS

New World Mobility ("NWM")

The subscriber base of NWM grew from 990,000 in June 2003 to 1,250,000 in June 2004, representing a 26% increase. In FY2004, NWM recorded an EBIT of HK$216.4 million.

NWM became a listed company in July 2004. In order to meet the demand of subscribers, NWM signed a USD30 million contract with Nokia in June 2004 for expansion of its GSM network, including EDGE and Push to Talk over Cellular, to provide advanced and innovative multi-media solutions.

New World Telecommunications ("NWT")

NWT focuses on IDD, data lines and broadband services. During the year, intense competition triggered the plunge of IDD rates which caused a negative EBIT of HK$163.3 million before other charges.

NEW WORLD DEPARTMENT STORES ("NWDS")

NWDS benefited from the growing consumer market in Mainland China. Total sales in FY2004 amounted HK$3.3 billion, up 22% year-on-year. NWDS operations expanded to 15 stores across 10 cities in Mainland China and Hong Kong with a total GFA of 443,000 sq. m.. NWDS opened new stores in Shanghai Hongkou (上海虹口) in October 2003, in Kunming (昆明) in June 2004 and in Shanghai Dingxi Road (上海定西路) in September 2004. The Group plans to open two new stores in Ningbo (寧波) and Nanjing (南京) in coming months.

OTHERS

New World TMT Limited ("NWTMT")

NWTMT will focus on existing projects to generate cash flow and divest under-performing projects. Furthermore, NWTMT will leverage synergies with NWT and NWM to enhance China TMT market deployment and reinforce its role as intermediary between China and the world in telecom and media sectors.

New World China Enterprises

Since the inception of New World Liberty China Ventures Limited in December 2000, ten projects have been invested in and 65% of the initial USD150 million capital has been invested in small and medium-size enterprises in China. Amongst the investments, healthcare and automobile downstream services achieved steady growth.

PROVISIONS AND OTHER CHARGES

Provisions and Other Charges (HK$ million)			
HK property			
Provisions write-back:	Kennedy Town	538.5	
	Black's Link	386.4	
	Others	235.3	1,160.2
NWCL			
Provisions write-back:	Hotels	213.4	
Provisions made:	Properties	(154.6)	58.8
NWTMT			
Provisions made:	PrediWave related	(4,392.0)	
	Other investments	(757.2)	(5,149.2)
Impairment loss on NWT cable assets and others			(797.4)
Others			(59.6)
Total			(4,787.2)

Hong Kong property had a sharp rebounce in the fourth quarter of 2003. Since then, the volume and pricing of Hong Kong property both grew firmly. Provisions of HK$1,160.3 million made in FY2003 against the Group's property portfolio, such as Kennedy Town and Black's Link, were written back.

Provisions of HK$213.4 million made in FY2003 on Mainland China hotels, were written back. However, a provision of HK$154.6 million was made for property projects Foshan Golf & Country Club (佛山南海高爾夫球場), Tianjin Xin Chun Hua Yuan (天津新春花苑) and Tianjin Xin An Garden (天津新安花園).

In May 2004, NWTMT filed complaints against the PrediWave Companies at the Superior Court of the State of California for the County of Santa Clara seeking recovery of investments and damages in excess of USD700 million (equivalent to approximately HK$5,460 million). The Group made provisions of HK$4,392.0 million against the PrediWave related investments and assets.

A provision of HK$797.4 million on the impairment loss of cable assets and others was made by NWT.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt (HK$ million)	FY2004	FY2003
Consolidated net debt	21,613	31,231
NWSH (stock code: 0659)	4,618	6,893
NWCL (stock code: 0917)	4,878	5,122
NWTMT (stock code: 0301)	2,703	1,838
Net debt (exclude listed subsidiaries)	9,414	17,378

The Group reduced its consolidated net debt by HK$9,618 million. The gearing is reduced from 68% to 40%. Net finance costs were down 47% to HK$792.3 million.

The Group's long term borrowing and short term borrowing as at 30 June 2004 were HK$25,307.4 million and HK$2,935.9 million respectively. Cash and bank balances as at 30 June 2004 amounted to HK$6,630.0 million. The maturity of long term borrowing as at 30 June 2004 is as follows:

	HK$ million
Within one year	5,959.9
In the second year	7,006.4
In the third to fifth year	12,080.8
After the fifth year	260.3
	25,307.4

Shareholders' funds for the Group as at 30 June 2004 increased to HK$54.4 billion against HK$46.0 billion (restated) as of last year.

As at 30 June 2004, HK$17,231.0 million (2003: HK$14,258.0 million) of total Group's assets were pledged as securities for loans.

OUTLOOK

Both the Mainland China and Hong Kong economies continue to prosper. Pearl River Delta regional co-operation will further drive the Hong Kong economy. The Group will leverage on its exposure in the region to explore new opportunities and fuel the growth of its core businesses. The Group's core businesses, including properties and hotels, service and infrastructure and department stores, will continue to perform well and generate strong cash flow and aim at maintaining the gearing at a comfortable level.

While the Group expects no major capital expenditure on TMT projects, it will consolidate the TMT businesses to generate stable cash flow.

EMPLOYEES

The Group has over 30,000 employees at 30 June 2004, compared to 33,000 at 30 June 2003. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of NWTMT, NWCL and NWSH, options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in NWTMT and/or NWCL and/or NWSH.

AUDIT COMMITTEE

The annual results for the year have been reviewed by the Audit Committee of the Company. The consolidated financial statements have been audited by the joint auditors of the Company, and they have issued a qualified opinion. Please refer to the Qualified Auditors' Report section above.

DETAILED RESULTS ANNOUNCEMENT

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

For and on behalf of the Board
Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 15 October 2004

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the non-executive directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the independent non-executive directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, *JP*, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, *JP*.

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability) **(Stock code: 17)**

Annual Results Announcement 2003/2004

RESULTS

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 30 June 2004

	Note	2004 HK$m	2003 HK$m (as restated)
Turnover	2	25,653.0	21,056.3
Cost of sales		(20,151.5)	(16,912.8)
Gross profit		5,501.5	4,143.5
Other revenues		48.3	36.6
Other (charge)/income	3	(4,787.2)	(4,732.6)
Selling and marketing expenses		(496.3)	(431.4)
Administrative expenses		(1,175.7)	(1,085.4)
Other operating expenses		(2,068.6)	(1,895.5)
Operating loss before financing costs and income	2	(2,978.0)	(3,964.8)
Financing costs		(1,022.7)	(1,824.1)
Financing income		230.4	337.9
Operating loss	4	(3,770.3)	(5,451.0)
Share of results of			
Associated companies		525.4	93.7
Jointly controlled entities		1,815.9	212.7
Loss before taxation		(1,429.0)	(5,144.6)
Taxation	5	(980.2)	(317.4)
Loss after taxation		(2,409.2)	(5,462.0)
Minority interests		1,433.0	754.3
Loss attributable to shareholders		(976.2)	(4,707.7)
Dividends			
Interim paid HK$0.02 per share (2003: HK$0.06)		69.1	131.5
Final of HK$0.04 per share (2003: nil)		138.3	—
		207.4	131.5
Loss per share	6		
Basic		HK$(0.35)	HK$(1.96)
Diluted		N/A	N/A
Dividends per share		HK$0.06	HK$0.06

Notes:

1. **Basis of preparation of financial statements**

Deferred taxation

In order to comply with Statement of Standard Accounting Practice 12 (revised) "Income taxes" issued by the Hong Kong Institute of Certified Public Accountants (previously named the Hong Kong Society of Accountants), the Group adopted a new accounting policy for deferred tax with effect from 1 July 2003. Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits were not recognised unless their realisation was assured beyond reasonable doubt.

As a result of the adoption of this policy, the Group's opening reserves at 1 July 2002 and 2003 have been reduced by HK$281.1 million and HK$179.0 million, respectively. This change has resulted in an increase in net deferred tax liabilities of HK$94.1 million as at 30 June 2003. The loss for the year ended 30 June 2003 has been reduced by HK$103.8 million.

The new accounting policy has been adopted retrospectively and certain comparative figures have been adjusted accordingly.

2. **Segment information**

a *Business segments*

	Property investment and development HK$m	Service HK$m	Infrastructure HK$m	Telecommunications HK$m	Department stores HK$m	Others HK$m	Eliminations HK$m	Consolidated HK$m
Year 2004								
External sales	6,595.0	10,618.3	374.9	2,623.8	3,254.3	1,986.7	—	25,653.0
Inter-segment sales	184.8	1,561.9	—	16.6	—	26.5	(1,789.8)	—
Total turnover	6,779.8	12,180.2	374.9	2,640.4	3,254.3	2,013.2	(1,789.8)	25,653.0
Segment results	1,427.9	540.7	80.9	53.1	103.5	108.0		2,314.1
Other (charge)/income	884.0	(19.6)	275.8	(797.3)	(4.0)	(5,126.1)		(4,787.2)
Unallocated corporate expenses								(504.9)
Operating loss before financing costs and income								(2,978.0)
Year 2003 (as restated)								
External sales	1,745.3	12,092.3	494.7	2,712.4	2,673.3	1,338.3	—	21,056.3
Inter-segment sales	211.0	1,299.9	—	7.0	—	25.6	(1,543.5)	—
Total turnover	1,956.3	13,392.2	494.7	2,719.4	2,673.3	1,363.9	(1,543.5)	21,056.3
Segment results	476.0	377.9	156.3	225.8	40.2	(4.4)		1,247.8
Other (charge)/income	(2,630.3)	—	32.1	(8.5)	(1.9)	(2,124.0)		(4,732.6)
Unallocated corporate expenses								(480.0)
Operating loss before financing costs and income								(3,964.8)

b *Geographical segments*

	Turnover HK$m	Operating profit/(loss) before financing costs and income HK$m
Year 2004		
Hong Kong and Southeast Asia	18,253.1	1,571.2
Mainland China	7,399.9	(1,847.4)
North America	—	(2,701.8)
	25,653.0	(2,978.0)
Year 2003 (as restated)		
Hong Kong and Southeast Asia	15,890.6	(1,952.0)
Mainland China	5,165.7	(1,763.3)
North America	—	(249.5)
	21,056.3	(3,964.8)

3. **Other (charge)/income**

	2004 HK$m	2003 HK$m
Amortisation of		
Cost of investments in jointly controlled entities	[illegible]	(10.4)
Development costs	(0.4)	—
Goodwill	[illegible]	(5.4)
Dilution loss on reorganisation of subsidiaries	[illegible]	(196.4)
Reorganisation expenses	[illegible]	(78.1)
Impairment loss on		
Fixed assets	(1,457.0)	(386.8)
Goodwill	(40.1)	(21.0)
Intangible assets	(40.2)	—
Provision for investments in		
A joint property development project	[illegible]	(36.3)
Associated companies	[illegible]	(138.2)
Jointly controlled entities	(20.0)	(47.2)
Listed shares	(24.7)	(39.0)
Unlisted shares	(56.6)	(62.4)
Provision for		
Accounts receivable	(160.9)	(35.5)
Advances to associated companies	(150.5)	(62.5)
Advances to jointly controlled entities	(60.2)	(480.8)
Loans to investee companies	(304.2)	—
Other assets	(1,024.9)	(122.4)
Other investments	[illegible]	(305.3)
Payments on account	[illegible]	(111.6)
Provision for diminution in value of properties held for sale	(137.2)	(2,352.3)
Loss on dilution of interests in subsidiaries	(49.6)	(0.3)
Premium on redemption of convertible bond	(0.2)	(1.9)
Write back of/(provision for) revaluation deficit of a hotel property	[illegible]	(178.3)
Net profit/(loss) on disposal of		
Associated companies	[illegible]	3.1
Jointly controlled entities	[illegible]	(24.9)
Listed shares	[illegible]	—
Other investments	[illegible]	71.4
Subsidiaries	[illegible]	187.6
Profit on partial disposal of subsidiaries	[illegible]	56.4
Surplus on liquidation of a subsidiary	[illegible]	64.3
Write down of stocks to net realisable value	(294.4)	(458.4)
Write back of impairment loss on		
Fixed assets	205.1	—
A jointly controlled entity	16.7	—
Write back of provision for		
Diminution in value of properties held for sale	[illegible]	40.0
Unlisted shares	[illegible]	—
	(4,787.2)	(4,732.6)

4. **Operating loss**

Operating loss of the Group is arrived at after charging the following:

	2004 HK$m	2003 HK$m
Cost of inventories sold	[illegible]	3,132.8
Depreciation and amortisation	[illegible]	1,216.5

5. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Tax on overseas profits has been calculated on the estimated taxable profits for the year at the rate of taxation prevailing in the countries in which the Group operates.

	2004 HK$m	2003 HK$m
Company and subsidiaries		
Hong Kong profits tax	[illegible]	143.3
Overseas taxation	26.6	25.0
Under/(over) provisions in prior years	[illegible]	(7.3)
Deferred taxation relating to the origination and reversal of temporary differences	[illegible]	(39.9)
Deferred taxation resulting from an increase in tax rate	[illegible]	38.8
	[illegible]	159.9
Associated companies		
Hong Kong profits tax	69.4	68.3
Overseas taxation	1.9	0.7
Deferred taxation	(0.4)	(0.2)
	70.9	68.8
Jointly controlled entities		
Hong Kong profits tax	[illegible]	29.0
Overseas taxation	91.6	61.2
Deferred taxation	[illegible]	(1.5)
	255.0	88.7
Taxation charge	980.2	317.4

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability) **(Stock code: 17)**

Annual Results Announcement 2003/2004

6. **Loss per share**
The calculation of basic loss per share is based on the loss attributable to shareholders of HK$976.2 million (2003: restated loss of HK$4,707.7 million) and the weighted average number of 2,772.8 million (2003: 2,180.6 million) shares in issue during the year.

No dilution effect was resulted on the loss per share for the current year and the previous year after taking into account the potential dilutive effect of the convertible bonds which expired on 9 June 2004.

7. ***Comparative figures***
Comparative figures for the segment information have been reclassified to conform with the current year's presentation.

QUALIFIED AUDITORS' REPORT

The Directors would like to draw your attention that the report of the joint auditors, PricewaterhouseCoopers and H.C. Watt & Company Limited, on the annual accounts of the Group for the year ended 30 June 2004 has been qualified. The relevant parts of the auditors' report that dealt with the qualification as well as the relevant notes to the accounts to which the auditors' report refers to are quoted as follows:

AUDITORS' REPORT

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, except that the scope of our work was limited as explained below.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. However, the evidence available to us was limited as set out below.

Fundamental uncertainty and limitation of audit scope relating to pending litigations

As described in Note 34 to the accounts, New World TMT Limited ("NWTMT"), a 54.44% owned listed subsidiary, commenced litigations against PrediWave Corporation ("PrediWave") and certain companies associated with PrediWave (collectively the "PrediWave Companies") and Mr. Tony Qu, the president and founder of the PrediWave Companies. NWTMT was seeking recovery of various investments in and other payments made by the Group to the PrediWave Companies (the "NWTMT Complaint"). On the other hand, PrediWave also commenced litigations against NWTMT (the "PrediWave Complaint"), under which PrediWave alleged that NWTMT had failed to make full payments under certain purchase orders and an agreement of approximately US$59 million (approximately HK$459 million). PrediWave claimed damages of not less than US$58 million (approximately HK$452 million) and loss of profit of unspecified amount.

As more fully described in Note 34 to the accounts, in preparing the accounts, the directors have concluded that a full provision amounting to HK$3,082 million against the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave (collectively the "PrediWave Assets"), is most appropriate for the purpose of the accounts for the year ended 30 June 2004. In addition, the directors have not made any provision for any commitment/loss under the PrediWave Complaint in the accounts as they are of the view that the Group has proper and valid defences to the PrediWave Complaint.

As a result of the uncertainty of the timing and the outcome of the litigations which would have a consequential effect on the amount of assets recoverable, as well as the lack of updated meaningful financial information on the PrediWave Companies, the evidence available to us for assessing the carrying values of the PrediWave Assets, the propriety of the provisions made against the PrediWave Assets and any provision for any commitment/loss under the PrediWave Complaint was limited. There were no other practical satisfactory audit procedures that we could adopt to assess the carrying values of the PrediWave Assets, the propriety of the provisions made against the PrediWave Assets and any provision for any commitment/loss under the PrediWave Complaint. Any adjustments to the carrying values of the PrediWave Assets or provision for any commitment/loss under the PrediWave Complaint that might have been necessary should evidence become available to us would have a consequential impact on the Group's net assets at 30 June 2004 and the Group's loss for the year then ended.

Limitation of audit scope relating to other investments

Included in other investments is an unlisted equity investment of approximately HK$377 million in Intellambda Systems Inc. ("Intellambda") which was acquired by NWTMT during the year. Mr. Tony Qu is the Chief Executive Officer of Intellambda. As described in Note 18 to the accounts, sufficient financial information on Intellambda was not available to the directors. Notwithstanding that, the directors remain confident in the technology and business operation of Intellambda and consider that no provision for impairment in value of the investment in Intellambda is required. We were unable to obtain sufficient explanations and evidence relating to the future prospect of Intellambda. There were no other practical satisfactory audit procedures that we could adopt to assess the carrying value of the investment in Intellambda as at 30 June 2004. Any adjustment that might have been necessary should evidence become available to us would have a consequential impact on the Group's net assets at 30 June 2004 and the Group's loss for the year then ended.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Qualified opinion arising from limitation of audit scope

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the matters referred to in the "Basis of opinion" paragraphs, in our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2004 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the matters described above, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

NOTES TO THE ACCOUNTS

18. Other investments

(b) Also included in unlisted equity securities is an unlisted equity investment of approximately HK$376.9 million in Intellambda Systems Inc. ("Intellambda") which was acquired by NWTMT during the year. Mr. Tony Qu is the Chief Executive Officer of Intellambda. Intellambda's business objective is to develop optical transport and switching platform and provide the optical networking solutions for carriers planning on building or upgrading their metro and regional infrastructures. Based on the latest financial information available to NWTMT, Intellambda was operating at a loss. The director nominated by NWTMT to Intellambda has requested for further financial information from Intellambda for the purpose of assessing the carrying value of the investment in Intellambda. However, Intellambda imposed certain conditions before it would make available further financial information to the director nominated by NWTMT to Intellambda. In view of the conditions imposed, no further information was obtained from Intellambda. Despite the litigation against Mr. Tony Qu, the directors of NWTMT remain confident in the technology held by Intellambda and consider that there is no reason to believe why Mr. Tony Qu would not pursue, if not harder because of the presence of NWTMT as a shareholder keeping a close eye on the performance, the business objective of Intellambda and make it a successful operation. As a result, the directors of the Company consider that no provision for impairment in value of the investment in Intellambda is required.

34. Pending litigations

(a) In May 2004, NWTMT, a 54.44% owned listed subsidiary, filed complaints to the Superior Court of the State of California for the County of Santa Clara in the United States of America ("US") ("NWTMT Complaint") against the PrediWave Companies and Mr. Tony Qu, the president and founder of the PrediWave Companies. Under the NWTMT Complaint, NWTMT alleged that, in reliance of the representations given by Mr. Tony Qu and PrediWave, NWTMT entered into various agreements with the PrediWave Companies under which the Group invested in the PrediWave Companies and placed various purchase orders for goods and services relating to the technology (the "Technology") of video-on-demand and other digital broadcasting and related technology and added value services. The Group had paid approximately HK$5 billion to the PrediWave Companies for investments in and loans to the PrediWave Companies, and purchases of goods and services from PrediWave. NWTMT complained of various breaches, in relation to goods and services relating to the Technology, by Mr. Tony Qu and the PrediWave Companies relating to the parties' agreements. Accordingly, NWTMT claimed damages for an amount to be determined at trial together with interest, rescission of all agreements, restitution of all monies obtained from the Group, punitive and exemplary damages, costs of legal proceedings and other declaratory relief and equitable relief. The total monetary amount sought by NWTMT in the law suit exceeds US$700.0 million (equivalent to approximately HK$5,460.0 million).

The directors of NWTMT have been advised by their external legal counsel that the NWTMT Complaint will not be concluded in a short period of time and the outcome of the NWTMT Complaint is uncertain.

Based on the unaudited management accounts of the PrediWave Companies as at 31 December 2003 which were obtained prior to the commencement of the NWTMT Complaint, there was a balance of approximately US$344.0 million (equivalent to approximately HK$2,683.0 million) in their bank accounts.

In June 2004, with the objective of preventing improper withdrawals of funds, Mr. Jimmy Li, the director nominated by NWTMT to certain PrediWave Companies sought to exercise the co-signing rights in relation to withdrawals of funds in excess of US$0.5 million from the bank accounts of certain PrediWave Companies by requesting a temporary restraining order from the court. However, such request was denied by the Superior Court of the State of California for the County of Santa Clara in the US.

In August 2004, the Superior Court of the State of California for the County of Santa Clara in the US made an order in favour of Mr. Jimmy Li permitting him to inspect all corporate books and records of certain PrediWave Companies. Mr. Jimmy Li is assisted by an accounting firm in the US to inspect the books and records but no meaningful financial information has been extracted as of the date of approval of the accounts.

As the directors of NWTMT were unable to freeze the bank accounts or enforce the co-signing rights, the directors of NWTMT consider that they cannot effectively monitor the utilization of funds by the PrediWave Companies. Notwithstanding that the bank balance of the PrediWave Companies were approximately US$344.0 million as at 31 December 2003 based on their unaudited management accounts, the directors of NWTMT expect that the utilization of funds for legal costs and other causes beyond their control will be significant throughout the period up to the date when the NWTMT Complaint is concluded. In addition, in the absence of the availability of meaningful and updated financial information on the PrediWave Companies and given the uncertainty of the timing and the outcome of the litigation which would have a consequential effect on the amount of assets recoverable, the directors of the Company have concluded that a full provision of HK$3,082.0 million made against the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave is most appropriate for the purpose of the accounts for the year ended 30 June 2004.

(b) In May 2004, PrediWave filed complaints to the Superior Court of the State of California for the County of Los Angeles in the US against NWTMT (the "PrediWave Complaint"). Under the PrediWave Complaint, PrediWave alleged that NWTMT had failed to make full payments under three purchase orders and one agreement for goods and services delivered or licenses granted by PrediWave to the Group relating to the Technology with an outstanding amount of approximately US$58.9 million (equivalent to approximately HK$459.0 million). PrediWave claimed damages against NWTMT in an amount to be proved at trial, but not less than US$58.0 million (equivalent to approximately HK$452.0 million) together with interest and costs of legal proceedings, and a declaration that NWTMT should pay PrediWave the profits PrediWave would have received had NWTMT performed its obligations under various purchase order and agreements and that PrediWave should be entitled to retain the deposits made by NWTMT thereunder.

The directors are of the view that the Group has proper and valid defences to the PrediWave Complaint, and accordingly, no provision for commitment/loss has been accounted for in the accounts.

DIVIDENDS

The Directors have resolved to recommend a final dividend in scrip form equivalent to HK$0.04 per share with a cash option to shareholders registered on 7 December 2004. Together with the interim dividend of HK$0.02 per share paid in May 2004, the total distribution for 2004 would thus be HK$0.06 per share (2003: HK$0.06 per share).

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.04 per share instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 7 December 2004.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	1 December 2004 to 7 December 2004
Latest time to lodge transfer with Registrar	:	30 November 2004, Tuesday 4:00 p.m.
Address of Registrar	:	Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

CONTINGENT LIABILITIES

Except for pending litigations as referred to in note 34 of the accounts quoted above, the Group's other contingent liabilities as at 30 June 2004 amounted to HK$9,311.1 million.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability) **(Stock code: 17)**

Annual Results Announcement 2003/2004

BUSINESS REVIEW

SEGMENT ANALYSIS (INCLUDING ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES)

	FY2004 HK$ million	FY2003 (As restated) HK$ million
Segment contribution		
Property sales	[illegible]577.4	(770.6)
Rental	[illegible]725.3	576.4
Service	945.6	584.7
Infrastructure	1,353.1	1,352.3
Telecommunications	[illegible]53.1	221.8
Department stores	103.5	40.2
Others	(102.6)	(450.6)
Segment results	**4,655.4**	**1,554.2**

PROPERTY

Hong Kong Property Development

The property market in Hong Kong rebounced in the fourth quarter of 2003. Since then, both volume and pricing recorded solid growth. The Group sold 1,136,977 sq. ft. in Hong Kong comparing to 660,341 sq. ft. in FY2003. In FY2004, the Group completed the development of No. 2 Park Road and Bon-Point at Mid-Levels of Hong Kong Island; Parc Palais, Sky Tower and Kingsford Terrace in Kowloon.

The Group now has a landbank of 5.54 million sq. ft. which is enough for meeting its development needs for three to four years. Moreover, the Group has a total 20 million sq. ft. of agricultural land reserve.

Development projects	Attributable GFA (sq. ft.)
Hong Kong Island	748,645
Kowloon	1,957,911
NT excluding those agricultural and pending for land conversion	2,835,219
Total	**5,541,775**

Agricultural landbank by location	Total land area (sq. ft.)	Attributable land area (sq. ft.)
Yuen Long	14,420,000	12,937,100
Shatin/Tai Po	3,414,000	2,528,000
Fanling	2,310,000	2,310,000
Tuen Mun	120,000	120,000
Sai Kung	1,905,000	1,668,000
Total	**22,169,000**	**19,563,100**

The Group is actively negotiating with government on agricultural land conversion. However, during FY2004, only one site of GFA 260,000 sq. ft. was concluded in June 2004. Several leading developers *voiced out difficulties in closing agricultural land premium negotiations with the government due to* differences in price expectations.

Strong competition at the auctions for 2 major sites in Homantin and San Po Kong on 12 October 2004 further confirmed the upturn of the Hong Kong property market. In FY2005, on an attributable basis, the Group has 1.8 million sq. ft. property, including inventory and projects to be launched for sale. Projects to be launched in the coming months include Kennedy Town Redevelopment, Black's Link, Tseung Kwan O Area 55b, Lau Fau Shan and Fu Tei projects.

FY2005 Projects	Attributable GFA (sq. ft.)
Inventory completed before FY2005	332,668
Caldecott Hill ([illegible])	31,220
33 & 35 Island Road (香島道33及35號)	27,438
Kennedy Town Redevelopment (堅尼地城重建項目)	676,687
6–10 Black's Link (布力徑6-10號)	27,814
Tseung Kwan O Area 55b (將軍澳55b區項目)	411,336
Lot No. 3569 in DD129, Lau Fau Shan (流浮山項目)	66,522
3 Tuen Kwai Road, Fu Tei (虎地屯貴路3號)	196,744
Total	**1,770,429**

Hong Kong Property Investment

Increase of individual travellers from Mainland China and overseas spur the retail traffic. Located at the Tsimshatsui Promenade and next to New World Centre, the "Avenue of Stars", a major new attraction donated by the Group to honour Hong Kong's film professionals, made a big draw for *tourists and locals alike after its completion. The monthly visitor flow for the Avenue of Stars was over* 1 million after its launch in April 2004. Pedestrian traffic is expected to be further enhanced with the completion of the KCR East Tsimshatsui Station and its associated road works outside New World Centre by the end of October 2004. Higher traffic may translate into positive rental revision at New World Centre.

Hong Kong office rental market bottomed at end of 2003 with both effective rent and occupancy firming up.

Hotels

Hong Kong hotels have improved significantly in both occupancy and average room rate. The Group's hotel operations regained their profitability to the pre-SARS level.

China Hotel in Guangzhou was reverted to Guangzhou Municipal government after the expiry of the contract in June 2004. In FY2004, the 860-room Mayfair Hotel Shanghai was completed to enhance our Mainland China hotel portfolio to 7 hotels providing 2,968 guest rooms.

Hotel in Mainland China	Number of rooms
New World Courtyard Hotel, Beijing (北京新世界萬怡酒店)	293
Jing Guang New World Hotel, Beijing (北京京廣新世界飯店)	444
Mayfair Hotel Shanghai (上海巴黎春天大酒店)	860
New World Hotel, Shenyang (瀋陽新世界酒店)	261
New World Courtyard Hotel, Shunde (順德新世界萬怡酒店)	376
New World Courtyard Hotel, Wuxi (無錫新世界萬怡酒店)	243
Grand New World Hotel, Xian (西安古都新世界大酒店)	491
Total	**2,968**

Mainland China Property

New World China Land Limited ("NWCL"), the Group's 70%-owned Mainland China property arm, has currently a property portfolio of 36 major development property projects with a total GFA of 16 million sq. m. across 17 cities.

For the year under review, NWCL has completed 15 property development projects in 10 cities with a *total GFA of 997,283 sq. m., an increase of 39% year-on-year. Area sold surged 62% to 909,772 sq. m.* in FY2004.

Development property projects completed during FY2004

Projects	Usage	Total GFA (sq. m.)	NWCL's interest
Beijing Xin Kang Garden Phase III (北京新康家園三期)	R	77,420	70%
Beijing Xin Yu Garden Block 3 & 4 (北京新裕家園3、4號樓)	R, C	70,526	70%
Chateau Regalia Beijing (北京麗高王府)	R	121;505	100%
Tianjin New World Garden Phase I (天津新世界花園一期)	R, C	54,226	60%
Tianjin New World Garden Phase II (天津新世界花園二期)	R, C	77,371	60%
Shenyang New World Garden Phase IC (瀋陽新世界花園一期C)	R	98,023	90%
Dalian Manhattan Tower II (大連曼哈頓大廈二期)	R, O	55,005	88%
Wuhan Menghu Garden Phase IA (武漢夢湖香郡一期A)	R	12,098	70%
Jinan Sunshine Garden Phase I (濟南陽光花園一期)	R	40,597	65%
Nanjing New World Centre (南京新世界中心)	R	70,363	92%
Guangzhou Covent Garden Phase II (廣州逸彩庭園二期)	R	28,918	60%
Guangzhou Central Park-view Phase I (廣州凱旋新世界廣場一期)	R	62,704	91%
Guangzhou New World Oriental Garden Phase I (廣州東方新世界花園一期)	R	117,715	100%
Guangzhou Xintang New World Garden Phase II (廣州新塘新世界花園二期)	R	49,913	60%
Huiyang Palm Island Resort Phase IV (惠陽棕櫚島Resort四期)	R	40,372	34%
Shunde New World Convention & Exhibition Centre Phase II (順德新世界會議展覽中心二期)	R	20,527	35%
Total		**997,283**	

R : *Residential*
C : *Commercial*
O : *Office*

Shanghai Hong Kong New World Tower was completed in October 2003 with satisfactory occupancy. The Group's investment portfolio now increased to 1.2 million sq. m. comprising retail, office, hotels, service apartments and carpark at prime locations of high growth cities. The Central Government announced austerity measures on the control of financial credit and land supply which are considered for the long-term healthy growth of the real estate industry. The gist of the credit tightening and land policy is to reduce irregularities and improve transparency.

Development property projects to be completed in FY2005

Projects	Usage	Total GFA (sq. m.)	NWCL's interest
Beijing Xin Kang Garden Phase III (北京新康家園三期)	R	7,000	70%
Beijing New World Garden Phase II (北京新世界家園二期)	R	60,984	70%
Beijing Xin Cheng Commercial Building (北京新成文化大廈)	C, O	36,964	70%
Beijing Xin Yang Commercial Building (北京新陽商務樓)	C	2,313	70%
Wuhan Menghu Garden Phase IB (武漢夢湖香郡一期B)	R	13,223	70%
Wuhan Xin Hua Garden Phase II (武漢新華家園二期)	R	39,073	60%
Jinan Sunshine Garden Phase II (濟南陽光花園二期)	R	13,943	65%
Nanjing New World Centre (南京新世界中心)	R, C	113,709	92%
Guangzhou Covent Garden Phase II (廣州逸彩庭園二期)	R	67,896	60%
Guangzhou Central Park-view Phase IB (廣州凱旋新世界廣場一期B)	R	73,964	91%
Guangzhou Park Paradise Phase II (廣州嶺南新世界家園二期)	R	74,729	60%
Guangzhou Park Paradise Phase III (廣州嶺南新世界家園三期)	R	8,788	60%
Guangzhou Xintang New World Garden Phase II (廣州新塘新世界花園二期)	R	37,000	60%
Huiyang Palm Island Resort Phase V (惠陽棕櫚島Resort五期)	R	32,000	34%
Huizhou Changhuyuan Phase II (惠州長湖苑二期)	R	60,062	60%
Shenzhen New World Yi Shan Garden Phase II (深圳新世界倚山花園二期)	R	36,088	90%
Zhuhai New World Riviera Garden Phase II (珠海新世界海濱花園二期)	R	29,469	100%
Total		**707,205**	

Investment properties to be completed in FY2005

Projects	Usage	Total GFA (sq. m.)	Attributable interest
Wuhan Int'l Trade & Commerce Centre Phase III (武漢國貿大廈三期)	O	44,840	100%
Guangzhou Central Park-view Phase IB (廣州凱旋新世界廣場一期B)	R, C, O	39,782	91%
Total		**84,622**	

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability) (Stock code: 17)

Annual Results Announcement 2003/2004

SERVICE

Hong Kong enjoyed a fast-paced recovery after SARS. With strong support from the Central Government — seen in measures such as the endorsement of CEPA and the lifting of travel restrictions on Mainlanders wishing to visit Hong Kong — the majority of service operations have benefited from the ensuing economic revival. The overall performance of Service operations for FY2004 was satisfactory.

HKCEC achieved an encouraging result due to the quick recovery in tourism, retail, and consumer related businesses, as well as from the spill-over effect of the post-SARS business rescheduling of many exhibitions and conventions. The occupancy of the HKCEC for the year was comparable to those of previous years when mega functions such as ITU — Telecom Asia were held.

Property management produced a satisfactory result. As at 30 June 2004, Urban Property Management managed a total of 1.8 million sq. m. of commercial/industrial areas, 180,000 residential flats, and 33,000 car park spaces. Kiu Lok achieved sound results, mainly attributable to the improved activities in the Mainland China agency and property management businesses.

Construction operations faced tough market environment resulting from the sluggish property construction market.

Sky Connection Limited, which has exclusive right to retail duty free liquor and tobacco in Hong Kong International Airport and ferry terminals, delivered satisfactory results.

The Group's transport operations have yet to regain passenger patronage back to the pre-SARS level. Moreover the surging fuel costs coupled with keen competition from other mode of transport have put pressure on the profitability. The Group's investment in Kunming (昆明) bus service which commenced business in early 2004, made an immediate profit contribution.

INFRASTRUCTURE

The Group's power plant operations benefited from surging electricity generation and consumption caused by economic growth, especially in Guangdong Province. Zhujiang Power Phase I & II (珠江電廠第一及第二期) and Macau Power electricity sales increased by 16% and 7% respectively.

The toll income of Guangzhou City Northern Ring Road (廣州市北環高速公路) increased by 19% mainly from the reclassification of toll rates/vehicle types and increased traffic. In addition, Tanjin Expressway (Tianjin North Section) (唐津高速公路天津北段) and Beijing-Zhuhai Expressway (Guangzhou — Zhuhai Section) (京珠高速公路廣珠段) also have satisfactory results.

The Group continuously reviews its investments and divests low-yielding assets. In November 2003, the Group announced the disposal of the Zhaoqing Roadways Network for a consideration of approximately HK$1.168 billion. These disposals were all completed by the end of March 2004.

The profit contribution from the Water Treatment and Waste Management operations increased in FY2004 due to the improved performance of certain projects in Mainland China. The Macao Water Supply Company Limited (澳門自來水股份有限公司) was once again the highest profit contributor whilst the Chongqing (重慶) operations had a full-year contribution. During the year, the Group contracted new investments in the water sector in Sanya City, Hainan Province (海南省三亞市) and Tanggu District, Tianjin (天津市塘沽區).

Due to the loss of one major customer at Container Terminal No. 3 and fierce competition from Shenzhen ports, the profit contribution from the port operations dropped 33%. CT8 West is operational from October 2004. The ports of Tianjin and Xiamen continued to lead the way in the Mainland China port sector on the back of solid expansion in trade flows and their throughputs grew by 25% and 11% respectively.

TELECOMMUNICATIONS

New World Mobility ("NWM")

The subscriber base of NWM grew from 990,000 in June 2003 to 1,250,000 in June 2004, representing a 26% increase. In FY2004, NWM recorded an EBIT of HK$216.4 million.

NWM became a listed company in July 2004. In order to meet the demand of subscribers, NWM signed a USD30 million contract with Nokia in June 2004 for expansion of its GSM network, including EDGE and Push to Talk over Cellular, to provide advanced and innovative multi-media solutions.

New World Telecommunications ("NWT")

NWT focuses on IDD, data lines and broadband services. During the year, intense competition triggered the plunge of IDD rates which caused a negative EBIT of HK$163.3 million before other charges.

NEW WORLD DEPARTMENT STORES ("NWDS")

NWDS benefited from the growing consumer market in Mainland China. Total sales in FY2004 amounted HK$3.3 billion, up 22% year-on-year. NWDS operations expanded to 15 stores across 10 cities in Mainland China and Hong Kong with a total GFA of 443,000 sq. m.. NWDS opened new stores in Shanghai Hongkou (上海虹口) in October 2003, in Kunming (昆明) in June 2004 and in Shanghai Dingxi Road (上海定西路) in September 2004. The Group plans to open two new stores in Ningbo (寧波) and Nanjing (南京) in coming months.

OTHERS

New World TMT Limited ("NWTMT")

NWTMT will focus on existing projects to generate cash flow and divest under-performing projects. Furthermore, NWTMT will leverage synergies with NWT and NWM to enhance China TMT market deployment and reinforce its role as intermediary between China and the world in telecom and media sectors.

New World China Enterprises

Since the inception of New World Liberty China Ventures Limited in December 2000, ten projects have been invested in and 65% of the initial USD150 million capital has been invested in small and medium-size enterprises in China. Amongst the investments, healthcare and automobile downstream services achieved steady growth.

PROVISIONS AND OTHER CHARGES

Provisions and Other Charges (HK$ million)			
HK property			
Provisions write-back:	Kennedy Town	538.5	
	Black's Link	386.4	
	Others	235.3	1,160.2
NWCL			
Provisions write-back:	Hotels	213.4	
Provisions made:	Properties	(154.6)	58.8
NWTMT			
Provisions made:	PrediWave related	(4,392.0)	
	Other investments	(757.2)	(5,149.2)
Impairment loss on NWT cable assets and others			(797.4)
Others			(59.6)
Total			(4,787.2)

Hong Kong property had a sharp rebounce in the fourth quarter of 2003. Since then, the volume and pricing of Hong Kong property both grew firmly. Provisions of HK$1,160.3 million made in FY2003 against the Group's property portfolio, such as Kennedy Town and Black's Link, were written back.

Provisions of HK$213.4 million made in FY2003 on Mainland China hotels, were written back. However, a provision of HK$154.6 million was made for property projects Foshan Golf & Country Club (佛山東山高爾夫球場), Tianjin Xin Chun Hua Yuan (天津新春花苑) and Tianjin Xin An Garden (天津新安花園).

In May 2004, NWTMT filed complaints against the PrediWave Companies at the Superior Court of the State of California for the County of Santa Clara seeking recovery of investments and damages in excess of USD700 million (equivalent to approximately HK$5,460 million). The Group made provisions of HK$4,392.0 million against the PrediWave related investments and assets.

A provision of HK$797.4 million on the impairment loss of cable assets and others was made by NWT.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt (HK$ million)	FY2004	FY2003
Consolidated net debt	21,613	31,231
NWSH (stock code: 0659)	4,618	6,893
NWCL (stock code: 0917)	4,878	5,122
NWTMT (stock code: 0301)	2,703	1,838
Net debt (exclude listed subsidiaries)	9,414	17,378

The Group reduced its consolidated net debt by HK$9,618 million. The gearing is reduced from 68% to 40%. Net finance costs were down 47% to HK$792.3 million.

The Group's long term borrowing and short term borrowing as at 30 June 2004 were HK$25,307.4 million and HK$2,935.9 million respectively. Cash and bank balances as at 30 June 2004 amounted to HK$6,630.0 million. The maturity of long term borrowing as at 30 June 2004 is as follows:

	HK$ million
Within one year	5,959.9
In the second year	7,006.4
In the third to fifth year	12,080.8
After the fifth year	260.3
	25,307.4

Shareholders' funds for the Group as at 30 June 2004 increased to HK$54.4 billion against HK$46.0 billion (restated) as of last year.

As at 30 June 2004, HK$17,231.0 million (2003: HK$14,258.0 million) of total Group's assets were pledged as securities for loans.

OUTLOOK

Both the Mainland China and Hong Kong economies continue to prosper. Pearl River Delta regional co-operation will further drive the Hong Kong economy. The Group will leverage on its exposure in the region to explore new opportunities and fuel the growth of its core businesses. The Group's core businesses, including properties and hotels, service and infrastructure and department stores, will continue to perform well and generate strong cash flow and aim at maintaining the gearing at a comfortable level.

While the Group expects no major capital expenditure on TMT projects, it will consolidate the TMT businesses to generate stable cash flow.

EMPLOYEES

The Group has over 30,000 employees at 30 June 2004, compared to 33,000 at 30 June 2003. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of NWTMT, NWCL and NWSH, options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in NWTMT and/or NWCL and/or NWSH.

AUDIT COMMITTEE

The annual results for the year have been reviewed by the Audit Committee of the Company. The consolidated financial statements have been audited by the joint auditors of the Company, and they have issued a qualified opinion. Please refer to the Qualified Auditors' Report section above.

DETAILED RESULTS ANNOUNCEMENT

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

For and on behalf of the Board
Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 15 October 2004

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the non-executive directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the independent non-executive directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, *JP*, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, *JP*.

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

(Stock Code: 17)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 7 December 2004 at 3:30 p.m. for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Report of Directors and Auditors for the year ended 30 June 2004.
2. To declare a final dividend.
3. To re-elect Directors and authorise the Directors to fix their remuneration.
4. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.
5. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in connection with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon conversion by the bondholders of their bonds into shares of the Company in accordance with the terms and conditions of an issue of convertible guaranteed bonds by a special purpose subsidiary wholly owned by the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT subject to the passing of Resolution Nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot and deal with additional shares pursuant to Resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

8. As special business to consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 2

(i) by deleting the existing definition of "Hong Kong" in its entirety and substituting therefor the following new definition and its marginal note:

"Hong Kong" shall mean the Hong Kong Special Administrative Region of The People's Republic of China; — Hong Kong.

(ii) by deleting the existing definition of "associate" in its entirety and substituting therefor the following new definition and its marginal note:

"associate" shall have the meaning ascribed to it under the Listing Rules; — associate.

(iii) by adding the words "for Administration" after the words "Chief Secretary" in the definition of "newspaper";

(iv) by adding the following new definitions and their marginal notes immediately after the definition of "statutes":

"the Stock Exchange" shall mean The Stock Exchange of Hong Kong Limited; — Stock Exchange.

"the Listing Rules" shall mean the Rules Governing the Listing of Securities on the Stock Exchange and any amendments thereto for the time being in force; — Listing Rules.

"clearing house" shall mean a recognized clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); — clearing house.

(v) by deleting the existing definition of "statutes" in its entirety and substituting therefor the following new definition and its marginal note:

"statutes" shall mean the prevailing laws of Hong Kong including any statutory modifications from time to time; — statutes.

(b) Article 6

(i) by deleting the words "The Stock Exchange of Hong Kong Limited" after the word "on" in the twelfth and thirteenth lines of Article 6 and substituting therefor the words "the Stock Exchange";

(ii) by deleting the words "The Stock Exchange of Hong Kong Limited" after the word "on" in the fifteenth line of Article 6 and substituting therefor the words "the Stock Exchange".

(c) Article 16

by deleting Article 16 in its entirety and substituting therefor the following new Article and its marginal note:

16. Every person whose name is entered in the register as a holder of any shares shall be entitled to receive within such period of time as prescribed by the Companies Ordinance or the Listing Rules after allotment or lodgement of a transfer to him of those shares (or within such other period as the terms of issue shall provide) one certificate for all those shares of any one class or several certificates each for one or more of the shares of the class in question upon payment, (i) in the case of an allotment, for every certificate after the first of such sum (if any) not exceeding the maximum amount prescribed from time to time by the Stock Exchange or (ii) in the case of a transfer, of such sum (if any) not exceeding the maximum amount prescribed from time to time by the Stock Exchange. In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance with a fee (if any) not exceeding the maximum amount prescribed from time to time by the Stock Exchange. — Share certificates.

(d) Article 20

by deleting the words "HK$2.5 (or such other amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited)" after the word "exceeding" in the second line of Article 20 and substituting therefor the words "the maximum amount prescribed from time to time by the Stock Exchange".

(e) Article 27

by inserting the words "or by any means and in such manner as may be accepted by the Stock Exchange" at the end of Article 27.

(f) Article 37

by deleting Article 37 in its entirety and substituting therefor the following new Article and its marginal note:

37. All transfers of shares may be effected by an instrument of transfer in the usual or common form or in such other form as prescribed by the Stock Exchange or in such form as the Board may accept and may be under hand or, if the transferor or transferee is a clearing house (within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time. All instruments of transfer must be left at the registered office or at such other place as the Board may appoint. — Form of transfer.

(g) Article 40

by deleting the words "HK$2.5 (or such other amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) or such lesser sum" after the word "of" in the first line of paragraph (i) of Article 40 and substituting therefor the words "such sum not exceeding the maximum amount prescribed from time to time by the Stock Exchange".

(h) Article 43

by deleting the words "without charge" after the words "issued" and "him" in the third and sixth lines of Article 43 and substituting therefor the words "with a fee not exceeding the maximum amount prescribed from time to time by the Stock Exchange" respectively.

(i) Article 44

by inserting the words ", on giving notice by advertisement in a newspaper," after the word "may" in the first line of Article 44.

(j) Article 70

by inserting the words "(or in the case of a corporation, by its duly authorised representative)" after the word "person" in the second line of Article 70.

(k) Article 71

by inserting the words "(or in the case of a corporation, by its duly authorised representative)" after the word "person" in the seventh line of Article 71.

(l) Article 74

(i) by inserting the words "unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or" immediately before the word "unless" in the second line of the first paragraph of Article 74;

(ii) by inserting the words "(or in the case of a corporation, by its duly authorised representative)" after the word "person" in the first lines of sub-paragraphs (iii) and (iv) of Article 74 respectively;

(iii) by inserting the words "a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless" immediately after the word "Unless" at the beginning of the second paragraph of Article 74.

(m) Article 77

by inserting the words "required under the Listing Rules or" after the word "is" in the third line of Article 77.

(n) Article 84

by re-numbering the existing paragraph (B) of Article 84 as paragraph (C) of Article 84 and adding the following new paragraph (B) and its marginal note to Article 84:

(B) Where the Company has knowledge that any member is, under any applicable laws and the Listing Rules from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted. — Voting in contravention to Listing Rules.

(o) Article 91(B)

(i) by deleting the words "a recognised clearing house within the meaning of the Securities and Futures (Clearing Houses) Ordinance of Chapter 420 of the Laws of Hong Kong" in the first and second lines of Article 91(B) and substituting therefor the words "a clearing house";

(ii) by deleting the word "recognised" before the words "clearing house" in the ninth line of Article 91(B).

(p) Article 95

by adding the following new paragraph immediately after paragraph (D) of Article 95:

(E) An alternate Director shall be deemed to be the agent of the Director who appoints him. A Director who appoints an alternate Director shall be vicariously liable for any tort committed by the alternate Director while acting in the capacity of alternate Director.

(q) Article 101(A)

by deleting the words "a special resolution" in paragraph (vii) of Article 101(A) and substituting therefor the words "an ordinary resolution".

(r) Article 102(H)

by deleting Article 102(H) in its entirety and substituting therefor the following new Article:

(H) A Director shall not vote on any resolution of the Board approving any contract, arrangement or proposal in which he or to his knowledge any of his associates has a material interest, and if he shall do so his vote shall not be counted nor shall he be counted in the quorum present at the meeting, but this prohibition shall not apply to any of the following matters namely:

(i) the giving of any security or indemnity either to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 17)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 7 December 2004 at 3:30 p.m. for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Report of Directors and Auditors for the year ended 30 June 2004.
2. To declare a final dividend.
3. To re-elect Directors and authorise the Directors to fix their remuneration.
4. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.
5. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in connection with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon conversion by the bondholders of their bonds into shares of the Company in accordance with the terms and conditions of an issue of convertible guaranteed bonds by a special purpose subsidiary wholly owned by the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolution Nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot and deal with additional shares pursuant to Resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

8. As special business to consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 2

(i) by deleting the existing definition of "Hong Kong" in its entirety and substituting therefor the following new definition and its marginal note:

"Hong Kong" shall mean the Hong Kong Special Administrative Region of The People's Republic of China; — Hong Kong.

(ii) by deleting the existing definition of "associate" in its entirety and substituting therefor the following new definition and its marginal note:

"associate" shall have the meaning ascribed to it under the Listing Rules; — associate.

(iii) by adding the words "for Administration" after the words "Chief Secretary" in the definition of "newspaper";

(iv) by adding the following new definitions and their marginal notes immediately after the definition of "statutes":

"the Stock Exchange" shall mean The Stock Exchange of Hong Kong Limited; — Stock Exchange.

"the Listing Rules" shall mean the Rules Governing the Listing of Securities on the Stock Exchange and any amendments thereto for the time being in force; — Listing Rules.

"clearing house" shall mean a recognized clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); — clearing house.

(v) by deleting the existing definition of "statutes" in its entirety and substituting therefor the following new definition and its marginal note:

"statutes" shall mean the prevailing laws of Hong Kong including any statutory modifications from time to time; — statutes.

(b) Article 6

(i) by deleting the words "The Stock Exchange of Hong Kong Limited" after the word "on" in the twelfth and thirteenth lines of Article 6 and substituting therefor the words "the Stock Exchange";

(ii) by deleting the words "The Stock Exchange of Hong Kong Limited" after the word "on" in the fifteenth line of Article 6 and substituting therefor the words "the Stock Exchange".

(c) Article 16

by deleting Article 16 in its entirety and substituting therefor the following new Article and its marginal note:

16. Every person whose name is entered in the register as a holder of any shares shall be entitled to receive within such period of time as prescribed by the Companies Ordinance or the Listing Rules after allotment or lodgement of a transfer to him of those shares (or within such other period as the terms of issue shall provide) one certificate for all those shares of any one class or several certificates each for one or more of the shares of the class in question upon payment, (i) in the case of an allotment, for every certificate after the first of such sum (if any) not exceeding the maximum amount prescribed from time to time by the Stock Exchange or (ii) in the case of a transfer, of such sum (if any) not exceeding the maximum amount prescribed from time to time by the Stock Exchange. In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance with a fee (if any) not exceeding the maximum amount prescribed from time to time by the Stock Exchange. — Share certificates.

(d) Article 20

by deleting the words "HK$2.5 (or such other amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited)" after the word "exceeding" in the second line of Article 20 and substituting therefor the words "the maximum amount prescribed from time to time by the Stock Exchange".

(e) Article 27

by inserting the words "or by any means and in such manner as may be accepted by the Stock Exchange" at the end of Article 27.

(f) Article 37

by deleting Article 37 in its entirety and substituting therefor the following new Article and its marginal note:

37. All transfers of shares may be effected by an instrument of transfer in the usual or common form or in such other form as prescribed by the Stock Exchange or in such form as the Board may accept and may be under hand or, if the transferor or transferee is a clearing house (within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time. All instruments of transfer must be left at the registered office or at such other place as the Board may appoint. — Form of transfer.

(g) Article 40

by deleting the words "HK$2.5 (or such other amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) or such lesser sum" after the word "of" in the first line of paragraph (I) of Article 40 and substituting therefor the words "such sum not exceeding the maximum amount prescribed from time to time by the Stock Exchange".

(h) Article 43

by deleting the words "without charge" after the words "issued" and "him" in the third and sixth lines of Article 43 and substituting therefor the words "with a fee not exceeding the maximum amount prescribed from time to time by the Stock Exchange" respectively.

(i) Article 44

by inserting the words ", on giving notice by advertisement in a newspaper," after the word "may" in the first line of Article 44.

(j) Article 70

by inserting the words "(or in the case of a corporation, by its duly authorised representative)" after the word "person" in the second line of Article 70.

(k) Article 71

by inserting the words "(or in the case of a corporation, by its duly authorised representative)" after the word "person" in the seventh line of Article 71.

(l) Article 74

(i) by inserting the words "unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or" immediately before the word "unless" in the second line of the first paragraph of Article 74;

(ii) by inserting the words "(or in the case of a corporation, by its duly authorised representative)" after the word "person" in the first lines of sub-paragraphs (iii) and (iv) of Article 74 respectively;

(iii) by inserting the words "a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless" immediately after the word "Unless" at the beginning of the second paragraph of Article 74.

(m) Article 77

by inserting the words "required under the Listing Rules or" after the word "is" in the third line of Article 77.

(n) Article 84

by re-numbering the existing paragraph (B) of Article 84 as paragraph (C) of Article 84 and adding the following new paragraph (B) and its marginal note to Article 84:

(B) Where the Company has knowledge that any member is, under any applicable laws and the Listing Rules from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted. — Voting in contravention to Listing Rules.

(o) Article 91(B)

(i) by deleting the words "a recognised clearing house within the meaning of the Securities and Futures (Clearing Houses) Ordinance of Chapter 420 of the Laws of Hong Kong" in the first and second lines of Article 91(B) and substituting therefor the words "a clearing house";

(ii) by deleting the word "recognised" before the words "clearing house" in the ninth line of Article 91(B).

(p) Article 95

by adding the following new paragraph immediately after paragraph (D) of Article 95:

(E) An alternate Director shall be deemed to be the agent of the Director who appoints him. A Director who appoints an alternate Director shall be vicariously liable for any tort committed by the alternate Director while acting in the capacity of alternate Director.

(q) Article 101(A)

by deleting the words "a special resolution" in paragraph (vii) of Article 101(A) and substituting therefor the words "an ordinary resolution".

(r) Article 102(H)

by deleting Article 102(H) in its entirety and substituting therefor the following new Article:

(H) A Director shall not vote on any resolution of the Board approving any contract, arrangement or proposal in which he or to his knowledge any of his associates has a material interest, and if he shall do so his vote shall not be counted nor shall he be counted in the quorum present at the meeting, but this prohibition shall not apply to any of the following matters namely:

(i) the giving of any security or indemnity either to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5 per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(vi) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to the Directors, his associates and employees of the Company or any of its subsidiaries and does not give the Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(vii) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit.

(s) Article 102(I)

by deleting Article 102(I) in its entirety and substituting therefor the following new Article:

(I) A company shall be deemed to be a company in which a Director and/or his associate(s) own(s) 5 per cent. or more if and so long as (but only if and so long as) he and/or his associate(s) is/are (either directly or indirectly) the holder(s) of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company (or of any third company through which his interest or that of any of his associates is derived) or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(t) Article 102(J)

by deleting Article 102(J) in its entirety and substituting therefor the following new Article:

(J) Where a company in which a Director and/or his associate(s) has an interest of 5 per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(u) Article 102(K)

by deleting Article 102(K) in its entirety and substituting therefor the following new Article:

(K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) and/or his associate(s) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director and/or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

(v) Article 102(L)

by deleting Article 102(L) in its entirety and substituting therefor the following new Article:

(L) The Company may by ordinary resolution ratify any transaction not duly authorised by reason of a contravention of this Article provided that no Director who is or whose associate(s) is/are materially interested in such transaction shall vote upon such ordinary resolution in respect of any shares in the Company in which he/they is/are interested.

(w) Article 107

by deleting Article 107 in its entirety and substituting therefor the following new Article and its marginal note:

107. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company provided that the minimum length of the period, during which such notices are given, shall be at least seven days. The period for lodgment of such notices shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven days prior to the date of such general meeting. *Notice to be given when person proposed for election.*

(x) Article 109

by deleting the words "special resolution" in the first line of Article 109 and its marginal note and substituting therefor the words "ordinary resolution".

(y) Article 161

by deleting the words "The Stock Exchange of Hong Kong Limited" in sub-paragraph (iii) of Article 161 and substituting therefor the words "the Stock Exchange".

(z) Article 172

by deleting the words "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" in the second and third lines of Article 172 and substituting therefor the words "Listing Rules".

(aa) Article 183(A)

(i) by deleting the words "paragraph (c) of the proviso to Section 165 of the Companies Ordinance" in the third line and the fourth line of Article 183(A) and substituting therefor the words "Section 165(2) of the Companies Ordinance";

(ii) by adding the words "and every Auditors" after the word "officer" in the first line of Article 183(A); and

(iii) by adding the words "or Auditors" after the word "officer" in the sixth line of Article 183(A).

(bb) Article 184

by adding the following new Article and marginal note immediately after Article 183:

184. The Company shall have power to purchase and maintain for any Director or other officer, or Auditors of the Company: *Liability insurance.*

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

For the purpose of this Article 184, "related company" means any company which is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary

Hong Kong, 29 October 2004

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).
3. The register of members of the Company will be closed from Wednesday, 1 December 2004 to Tuesday, 7 December 2004, both days inclusive, during which period no transfer of shares will be effected. In order to determine the entitlement to attend and vote at the Annual General Meeting, all share transfers accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 30 November 2004.

As at the date of this notice, (a) the executive directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the non-executive directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the independent non-executive directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

DNA

信用卡防盜系統(控股)有限公司*

CREDIT CARD DNA SECURITY SYSTEM (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1051)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Credit Card DNA Security System (Holdings) Limited (the "Company") will be held at Board Room II, M/F., Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong on Friday, 3 December 2004 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited Statements of Accounts and Reports of the Directors and Auditors for the year ended 30 June 2004.
2. To re-elect Directors and to authorise the Board of Directors to fix their remuneration.
3. To re-appoint Auditors and to authorise the Board of Directors to fix their remuneration.
4. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue (as hereinafter defined);

(ii) the exercise of rights of subscription or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares;

(iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; and

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on the Shares in accordance with the bye-laws of the Company,

shall not exceed 20 per cent. of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the bye-laws of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of the Shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such Shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or stock exchange in any territory outside Hong Kong)."

(B) "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company ("Shares") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the Shares may be listed and recognised for this purpose by The Securities and Futures Commission of Hong Kong and the Stock Exchange under The Hong Kong Code on Share Repurchases ("Recognised Stock Exchange") and, subject to and in accordance with all applicable laws and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time or that of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the Shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate of the nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the bye-laws of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

(C) "THAT conditional upon the passing of the Resolutions Nos. 4(A) and 4(B) as set out in the notice of this Meeting, the general mandate granted to the directors of the Company ("Directors") to exercise the powers of the Company to allot, issue and otherwise deal with shares of the Company pursuant to Resolution No. 4(A) above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 4(B) above, provided that such amount shall not exceed 10 per cent. of the aggregate of the nominal amount of the share capital of the Company in issue at the date of passing of this Resolution."

By order of the Board
Tam Pui Ling, Elaine
Company Secretary

Hong Kong, 29 October 2004

Notes:

1. Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.
2. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal place of business at 11th Floor, Tai Sang Bank Building, 130 Des Voeux Road Central, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.